SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	November	2013
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	INDENTURE, DATED NOVEMBER 13, 2013.

DOCUMENT 1

BLACKBERRY LIMITED

as Issuer,

the GUARANTORS named herein,

- and -

Computershare Trust Company of Canada

as Trustee

INDENTURE

Dated as of November 13, 2013

providing for the issue of 6% Convertible

Unsecured Debentures due November 13, 2020

TABLE OF CONTENTS

Page

Article 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation	16
1.3	Accounting Terms	16
1.4	Headings and Table of Contents	16
1.5	Section and Schedule References	16
1.6	Governing Law	17
1.7	Currency	17
1.8	Non-Business Days	17
1.9	Time	17
1.10	Independence of Covenants	17
1.11	Form of Documents Delivered to Trustee	17
1.12	Acts of Holders	18
1.13	Interest Payments and Calculations	19
1.14	English Language	19
1.15	Successors and Assigns	20
1.16	Severability Clause	20
1.17	Benefits of Indenture	20
1.18	Unclaimed Debentures	20
1.19	Schedules	20
1.20	Benefits of Indenture through Trustee	21
1.21	Form of Consideration	21

Article 2 THE DEBENTURES		21
2.1	Limit of Issue and Designation of Debentures	21
2.2	Form and Terms of Debentures	21
2.3	Interest	22
2.4	Prescription	23
2.5	Issue of Debentures	23
2.6	Execution	23
2.7	Certification by Trustee	24
2.8	Registration of Exchanges	24
2.9	Persons Entitled to Payment	25
2.10	Payment of Principal and Interest on Definitive Debentures	25
2.11	Book-Based System	26
2.12	Discontinuation of Book-Based System	27
2.13	Payments of Principal and Interest for Book-Entry Only Debentures	28
2.14	Rank	28
2.15	Register and Transfer	28
2.16	Additional Amounts	32
2.17	Cancellation of Debentures	34
2.18	Mutilated, Lost, Stolen or Destroyed Debentures	35
2.19	Access to Lists of Holders	36
2.20	Canadian Private Placement Legend	36
2.21	U.S. Legend on Debentures	36

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2.22	Payment in Shares	37

Article 3 REPURCHASE AND CANCELLATION OF DEBENTURES		38
3.1	Purchase of Debentures	38
3.2	Repurchase of Debentures at Option of the Holder upon a Change of Control	38
3.3	Effect of Change of Control Repurchase Notice	41
3.4	Deposit of Change of Control Repurchase Price	42
3.5	Repayment to the Issuer	42
3.6	Debentures Purchased in Part	43
3.7	Optional Redemption of Debentures	43
3.8	Notice of Redemption	44
3.9	Debentures Due on Redemption Date	44
3.10	Deposit of Redemption Moneys	44
3.11	Payment and Surrender of Debentures	44
3.12	Compliance with Applicable Securities Laws upon Purchase of Debentures	45
3.13	Cancellation of Purchased Debentures	45

Article 4 SUBORDINATION OF DEBENTURES		45
4.1	Applicability of Article	45
4.2	Order of Payment	45
4.3	Subrogation to Rights of Holders of Specified Senior Indebtedness	47
4.4	Obligation to Pay Not Impaired	47
4.5	No Payment if Specified Senior Indebtedness in Default	48
4.6	Payment on Debentures Permitted	49
4.7	Confirmation of Subordination	49
4.8	Knowledge of Trustee	50
4.9	Trustee May Hold Specified Senior Indebtedness	50
4.10	Rights of Holders of Specified Senior Indebtedness Not Impaired	50
4.11	Altering the Specified Senior Indebtedness	50
4.12	Right of Holder to Receive Common Shares Not Impaired	50
4.13	Contesting Security	51

Article 5 CONVERSION		51
5.1	Conversion Right	51
5.2	Completion of Conversion	52
5.3	Relating to the Issue of Common Shares	53
5.4	U.S. Legend on Common Shares	53
5.5	No Remuneration for Soliciting Conversions	54

Article 6 MATURITY		54
6.1	Payment of Principal and Interest at Maturity	54

Article 7 ADJUSTMENTS		55
7.1	Adjustment of Conversion Rate	55
7.2	No Adjustment	63
7.3	Notice of Adjustment	64
7.4	Notice of Certain Transactions	64
7.5	Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale.	64

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7.6	Voluntary Increase	65
7.7	Protection of Trustee	66

Article 8 NEGATIVE COVENANTS		66
8.1	Limitation on Indebtedness	66
8.2	Negative Pledge	68
8.3	Dividend Increase	68
8.4	No Merger	68
8.5	Hedging	68

Article 9 COVENANTS OF THE ISSUER		68
9.1	Payment of Principal, Premium and Interest	68
9.2	Corporate Existence; Books of Account	68
9.3	Compliance Certificate	69
9.4	Notice of Default	69
9.5	Securities Laws	69
9.6	Reporting	70
9.7	Reserved	71
9.8	Performance of Covenants by Trustee	71
9.9	Payment of Trustee’s Remuneration	71
9.10	Permitted Conversion Period Notice	72
9.11	Further Instruments and Acts	72
9.12	No Dividends on Common Shares if Event of Default	72

Article 10 EVENTS OF DEFAULT AND REMEDIES		72
10.1	Events of Default and Enforcement	72
10.2	Notice of Event of Default	75
10.3	Waiver of Acceleration	75
10.4	Waiver	76
10.5	Other Remedies	76
10.6	Application of Money Collected	77
10.7	Control by Holders	77
10.8	Limitation on Suits	77
10.9	Collection Suit by Trustee	78
10.10	Trustee May File Proofs of Claim	78
10.11	Undertaking for Costs	78
10.12	Remedies Cumulative	78
10.13	Delay or Omission Not Waiver	79
10.14	Judgment Against the Issuer	79
10.15	Rights of Holders to Receive Payment and to Convert	79

Article 11 GUARANTEE		79
11.1	Guarantors	79
11.2	Waiver Regarding Material Information	80
11.3	Opinion Regarding Guarantors	80

Article 12 SATISFACTION AND DISCHARGE		80
12.1	Non-Presentation of Debentures	80
12.2	Discharge	81

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Article 13 THE TRUSTEE		81
13.1	Duties of Trustee	81
13.2	Employ Agents	82
13.3	Reliance on Evidence of Compliance	82
13.4	Provision of Evidence of Compliance to Trustee	82
13.5	Contents of Evidence of Compliance	83
13.6	Advice of Experts	83
13.7	Trustee May Deal in Debentures	84
13.8	Conditions Precedent to Trustee’s Obligation to Act	84
13.9	Trustee Not Required to Give Security	84
13.10	Resignation or Removal of Trustee; Conflict of Interest	85
13.11	Authority to Carry on Business; Resignation	86
13.12	Protection of Trustee	86
13.13	Additional Representations and Warranties of Trustee	88
13.14	Third Party Interests	88
13.15	Trustee Not Bound to Act	88
13.16	Compliance with Privacy Laws	89
13.17	Force Majeure	89
13.18	SEC Reporting	90

Article 14 MEETINGS OF HOLDERS	90
14.1	Purposes for Which Meetings May be Called	90
14.2	Call, Notice and Place of Meetings	90
14.3	Proxies	91
14.4	Persons Entitled to Vote at Meetings	91
14.5	Quorum; Action	91
14.6	Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings	92
14.7	Counting Votes and Recording Action of Meetings	93
14.8	Instruments in Writing	93
14.9	Holdings by the Issuer Disregarded	94

Article 15 AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE		94
15.1	Amalgamation and Consolidations of Issuer and Conveyances Permitted Subject to Certain Conditions	94
15.2	Rights and Duties of Successor Issuer or Successor Guarantor	95

Article 16 NOTICES		96
16.1	Notice to Issuer	96
16.2	Notice to Holders	96
16.3	Notice to Trustee	97

Article 17 AMENDMENTS, SUPPLEMENTS AND WAIVERS		97
17.1	Without Consent of Holders	97
17.2	With Consent of Holders	98
17.3	Execution of Supplemental Indentures	100
17.4	Effect of Supplemental Indentures	100
17.5	Reference in Debentures to Supplemental Indentures	100
17.6	Prior Approval of Recognized Stock Exchange	100

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Article 18 MISCELLANEOUS PROVISIONS		101
18.1	Acceptance of Trusts	101
18.2	Protection of Trustee	101
18.3	Judgment Currency	101
18.4	Counterparts and Formal Date	101

THIS INDENTURE dated as of November 13, 2013.

BETWEEN:	BLACKBERRY LIMITED, a corporation governed
by the laws of Ontario;

(the “Issuer”)

Each of the Guarantors (as defined herein);

- and -

Computershare Trust Company of Canada, a trust company existing under the laws of Canada.

(the “Trustee”)

RECITALS

A.           The Issuer wishes to provide for the creation and issue of Convertible Unsecured Debentures with the designation of “6% Convertible Unsecured Debentures due November 13, 2020” (the “Debentures”), all upon the terms and conditions set forth in this Indenture (as hereinafter defined);

B.           All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Indenture by the Issuer and the Guarantors, to make the same effective and binding upon the Issuer and the Guarantors, and to make the Debentures, when certified by the Trustee and issued as provided in this Indenture, valid, and legally binding obligations of the Issuer with the benefit and subject to the terms of this Indenture, and each Guarantor has done all things necessary to make its Guarantee (as defined herein), when executed by such Guarantor, the valid and legally binding obligation of such Guarantor;

D.           All necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the issuance of the Common Shares (as hereinafter defined) that may be issued upon conversion or maturity of the Debentures; and

E.           The foregoing recitals are made as representations and statements of fact by the Issuer and the Guarantors and not by the Trustee;

THEREFORE, it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions
In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions below shall have the following meanings:

“ABL Facility” means the existing asset backed lending facility established by the Issuer under a credit agreement dated as of August 27, 2013, between the Issuer, certain of its Subsidiaries and Wells Fargo Bank, NA as Administrative Agent and the lenders party thereto, as amended, restated, supplemented, modified or replaced from time to time;

“Act” or “Act of Holder(s)”, when used with respect to any Holder(s), shall have the meaning specified in subsection 1.12(a);
“Additional Amount” has the meaning ascribed thereto in subsection 2.16(a);
“Affiliate” shall have the meaning ascribed thereto in the Securities Act (Ontario);

“Applicable Law” shall mean, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and shall also include any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Law” shall mean any Applicable Law in any jurisdiction regulating, or regulating disclosure with respect to, any sale or distribution of securities in, or to residents of, such jurisdiction;

“Applicants” has the meaning ascribed thereto in subsection 2.19(b);
“Beneficial Holder” means a Person who is the beneficial owner of a Debenture, as shown on a list maintained by a Participant or the Depository;

“Board of Directors” shall mean either the Board of Directors of the Issuer, or any committee of that board duly authorized to make a decision on the matter in question, or to the extent that a Successor Issuer is not a corporation, the Persons performing the equivalent function of such Successor Issuer;

“Board Resolution” shall mean a copy of a resolution certified by the Chairman, Chief Executive Officer, the Chief Financial Officer, or any Vice-President, Secretary or Assistant Secretary of the Issuer, or to the extent that a Successor Issuer is not a corporation, the Persons performing the equivalent function of such

Successor Issuer, to have been duly adopted by the Board of Directors and to be in full force and effect and unamended on the date of such certification;

“Book-Based System” shall mean, in relation to a Global Debenture, the debt clearing, record entry, transfer and pledge systems and services established and operated by or on behalf of the Depository for the Debentures (including, where applicable, pursuant to one or more agreements between such Depository and its Participants establishing the rules and procedures for such systems and services) or any successor systems or services thereof;

“Book-Entry Only Debentures” means Debentures issued pursuant to the Book-Based System of the Depository;
“Business Combination” has the meaning ascribed thereto in section 7.5;

“Business Day” shall mean any day of the week, other than Saturday, Sunday or a statutory holiday in the Province of Ontario, on which banking institutions are open for business in the City of Toronto, Ontario;

“Capital Lease” means, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP (as in effect on the date hereof), is required to be classified and accounted for as a capital lease on a balance sheet of such Person;

“CDS” shall mean CDS Clearing and Depository Services Inc., together with its successors from time to time;
“Change of Control” means any of the following:
(a)
the acquisition by any Person or one or more members of a group of Persons, acting jointly or in concert, directly or indirectly, in a single transaction or a series of related transactions of voting control or direction over more than 35% of the then outstanding Common Shares;

(b)
the acquisition by any Person (other than the Issuer or any of the Guarantors) or one or more members of a group of Persons acting jointly or in concert (other than a group consisting solely of two or more of the Issuer and any of the Guarantors), directly or indirectly, in a single transaction or a series of related transactions, of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole; or

(c)
the completion of a merger, amalgamation, arrangement or similar transaction which results in the holders of the Issuer’s Common Shares immediately prior to the completion of such transaction holding, in the aggregate, less than 50% of the then outstanding Common Shares of the resulting entity immediately after the completion of such transaction;

“Change of Control Bid” means a public announcement by the Issuer or any other Person of a transaction which, if consummated would constitute a Change of Control;
“Change of Control Bid Notice” has the meaning attributed thereto in section 5.1(c);
“Change of Control Issuer Notice” has the meaning attributed thereto in section 3.2(a);
“Change of Control Repayment Offer” has the meaning ascribed thereto in subsection 3.2(a);

“Change of Control Repurchase Date” means the date identified as such in a Change of Control Issuer Notice, which date shall not be less than thirty (30) nor more than forty-five (45) days after the date of such Change of Control Issuer Notice;

“Change of Control Repurchase Notice” has the meaning attributed thereto in subsection 3.2(b);
“Change of Control Repurchase Price” of any Debenture means 115% of the principal amount of the Debenture to be purchased, plus any accrued and unpaid interest thereon;

“Closing Price” for any Trading Date means (i) the closing price of the Common Shares on the TSX for such date, or (ii) if there has been no trading of the Common Shares on the TSX on such date or the Common Shares are not listed on the TSX on such date, the closing price of the Common Shares on the Recognized Stock Exchange on which the Common Shares have been most actively traded on such date, and (iii) if no closing price is reported on either the TSX or such Recognized Stock Exchange on such date, the average of the bid and ask prices on the TSX or, if there is more than one bid or ask price, the average of the average bid and the average ask prices on the TSX.  In the absence of such a quotation, the Board of Directors shall be entitled to make a good faith determination of the price on the basis it considers appropriate which shall be conclusive.

“Common Share Payment” means a payment in accordance with section 2.22;
“Common Shares” means the common shares in the share capital of the Issuer;
“Consolidated Assets” as of any date means the consolidated assets of the Issuer determined in accordance with GAAP as set out in the quarterly or annual balance sheet of the Issuer as of such date;

“Consolidated Revenues” for any period means the consolidated revenues of the Issuer determined in accordance with GAAP as set out in the quarterly or annual income statements of the Issuer for such period;

“Conversion Date” has the meaning ascribed thereto in section 5.1(b);
“Conversion Notice” has the meaning ascribed thereto in subsection 5.1(b);

“Conversion Price” per Common Share as of any time means the quotient of (i) $1,000 divided by (ii) the applicable Conversion Rate at such time, rounded to the nearest cent; the Conversion Price shall initially be $10.00 per Common Share;

“Conversion Rate” means the rate at which Common Shares shall be delivered upon conversion, which rate shall initially be 100 Common Shares per $1,000 principal amount of Debentures, as adjusted from time to time pursuant hereto;

“Convertible Securities” has the meaning ascribed thereto in section 7.1(h);

“Corporate Trust Office” shall mean the principal office or offices of the Trustee in the City of Toronto, Province of Ontario, at which at any particular time its corporate trust business shall be administered;

“Counsel” shall mean, in the case of Counsel to the Trustee, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Trustee and, in the case of Counsel to the Issuer, any barrister, solicitor or other lawyer or firm of barristers, solicitors or other lawyers retained or employed by the Issuer;

“Current Dividend Rate” means initially $0.00 per Common Share per year and if the Issuer declares a semi-annual, quarterly or other periodic dividend other than a Special Dividend, means that amount expressed as an annualized amount per Common Share;

“Current Market Price” on any date means the Weighted Average Trading Price on the TSX per Common Share for the twenty (20) consecutive Trading Days ending five (5) Trading Days prior to such date and if the Common Shares are not traded on the TSX for such period, the Weighted Average Trading Price on the Recognized Stock Exchange on which the Common Shares have been most actively traded in such period per Common Share for the twenty (20) consecutive Trading Days ending five (5) Trading Days prior to such date;

“Debentures” means the 6% Convertible Unsecured Debentures due November 13, 2020 issued under this Indenture and certified pursuant to this Indenture;
“Debenture Liabilities” has the meaning ascribed thereto in section 4.1;
“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of notice, passage of time, or both;
“Definitive Debentures” means Debentures in the form of individual certificates in definitive fully registered form issued pursuant to section 2.2 and substantially in the form of Schedule 2.2;

“Depository”, in respect of the Book-Entry Only Debentures, means CDS and includes any successor corporation or any other depository subsequently appointed by the Issuer as the depository in respect of Book-Entry Only Debentures;

“Determination Date” has the meaning ascribed thereto in section 7.1(f);
“Distributed Property” has the meaning ascribed thereto in section 7.1(d);

“Distributions Paid in the Ordinary Course” means cash dividends paid on the Common Shares in any Fiscal Year in the ordinary course of business in accordance with a dividend policy approved by the Board of Directors provided that such dividend policy does not provide for such dividends to exceed an annual rate of 5% of net income of the Issuer (before extraordinary items) for the most recent Fiscal Year for which financial statements of the Issuer are then available, determined on a consolidated basis in accordance with GAAP and as set out in the Issuer’s financial statements for such Fiscal Year;

“Dividend Increase” means the Issuer publicly announcing an increase in the dividend on the Common Shares to an amount higher than the then Current Dividend Rate;
“Event of Default” shall mean any of the events identified in subsection 10.1 as being an Event of Default;

“Exchange Rate” means, for any date, in the case of a conversion of an amount denominated in one currency, (the “First Currency”) into another currency, (the “Second Currency”), the noon spot rate on such date announced by the Bank of Canada for exchanging the First Currency into the Second Currency; provided that if such rate is not available on the applicable date, then such rate shall be determined as of the immediately preceding date on which such rate is available.  In the event that the Bank of Canada does not announce an exchange rate for such currencies, the Board of Directors shall be entitled to make a good faith determination of the applicable exchange rate by reference to such other third party service providing exchanges rates as it considers appropriate which determination shall be conclusive.

“Expiration Date” has the meaning ascribed thereto in section 7.1(g);
“Expiration Time” has the meaning ascribed thereto in section 7.1(g);

“Extraordinary Resolution” means a resolution at a meeting of Holders duly convened and held in accordance with the provisions of Article 14 passed by the favourable votes of 90% of the Holders of the Outstanding Debentures affected represented in person or by proxy at such meeting or a resolution signed in the manner contemplated by section 14.8;

“Fairfax” means Fairfax Financial Holding Limited;

“Fiscal Year” means any of the annual accounting periods of the Issuer ending on or about March 1 of each year;

“GAAP” means generally accepted accounting principles as in effect from time to time in the United States, consistently applied, and any change therein, including but not limited to, as a result of the adoption of International Financing Reporting Standards (“IFRS”) by the Issuer and its Subsidiaries;

“Global Debenture(s)” means one or more fully registered global Debentures as described in subsection 2.11(a);

“Governmental Authority” shall mean, when used with respect to any Person, any government, parliament, legislature, regulatory authority, agency, tribunal, department, commission, board, instrumentality, court, arbitration board or arbitrator or other law, regulation or rule-making entity (including a Minister of the Crown, any central bank, Superintendent of Financial Institutions, Recognized Stock Exchange, or other comparable authority or agency) having or purporting to have jurisdiction on behalf of, or pursuant to the laws of, Canada or any country in which such Person is residing, incorporated, continued, amalgamated, merged or otherwise created or established or in which such Person carries on business or holds property, or any province, territory, state, municipality, district or political subdivision of any such country or of any such province, territory or state of such country;

“Guarantee” means the guarantee by each Guarantor of the obligations of the Issuer with respect to the Debentures;

“Guarantor” means each of BlackBerry Corporation, BlackBerry UK Limited, BlackBerry Finance, LLC and BlackBerry Singapore Pte. Limited, and any other Person who executes a Guarantee in accordance with the terms hereof;

“Holder(s)” as of any time means the registered holder(s) of Debentures at such time, and including, for greater certainty, in the case of any Global Debenture, the Depository or its nominee in whose name such Global Debenture is registered, as the case may be;

“Indebtedness” means, with respect to a Person, and without duplication:
(a) indebtedness of such Person for monies borrowed or raised, including any indebtedness represented by a note, bond, debenture or other similar instrument of such Person;
(b) reimbursement obligations of such Person arising from bankers’ acceptance, letters of credit or letters of guarantee or similar instruments;
(c) indebtedness of such Person for the deferred purchase price of property or services, other than for consumable non-capital goods and services purchased in the ordinary course of business,

including arising under any conditional sale or title retention agreement, but excluding for greater certainty ordinary course accounts payable;
(d) obligations of such Person under or in respect of Capital Leases, synthetic leases, Purchase Money Security Interests or sale and leaseback transactions;
(e) the aggregate amount at which shares in the capital of such Person that are redeemable at fixed dates or intervals or at the option of the holder thereof may be redeemed; and
(f) guarantees or Liens granted by such Person in respect of Indebtedness of another Person;
“Indenture” means or refers to this Indenture as amended or supplemented by any indenture, deed or instrument supplemental or ancillary thereto;

“Indenture Documents” means this Indenture, the Debentures and each other related document, instrument or agreement now or hereinafter executed and delivered by or on behalf of the Issuer or the Guarantors or under or pursuant to any of them;

“Independent Member of the IIROC” means a member firm of the Investment Industry Regulatory Organization of Canada that, in the determination of the Board of Directors acting reasonably, is independent of the Issuer having regard to, among other things, the considerations set out in National Instrument 33-105 Underwriting Conflicts or any successor instrument;

“Ineligible Consideration” means any property (including cash) or securities that would not constitute Prescribed Securities;
“Interest Payment Date” means December 13, 2013 for the first of such dates, and thereafter means the last day of February May, August and November in each year until all interest has been paid;

“Interest Commencement Date” means, (i) November 13, 2013 in respect of Debentures issued on or after November 13, 2013, but before December 13, 2013 and (2) December 13, 2013 in respect of Debentures issued on or after December 13, 2013.

“Interest Period” has the meaning ascribed thereto in section 2.3;

“Interest Record Date” means, with respect to an Interest Payment Date, the date determined as the record date for the determination of the Holders to which interest on Debentures is payable on such Interest Payment Date, which date shall be December 11, 2013, in respect of the Interest Payment Date occurring on December 13, 2013 and for each Interest Payment Date thereafter, the 15th day of the month in which such Interest Payment Date occurs (or if such day is not a Business Day, the immediately preceding Business Day);

“Issue Date” means the date on which the Debentures are first issued by the Issuer pursuant to this Indenture, being November 13, 2013 and such other date on which Debentures are issued by the Issuer under section 2.1 as may be approved by the Board of Directors;

“Issuer” shall mean BlackBerry Limited until a Person shall have become a Successor Issuer pursuant to the applicable provisions of this Indenture, and thereafter, “Issuer” shall mean such Successor Issuer;

“Issuer Request” or “Issuer Order” shall mean a written request or order signed in the name of the Issuer by any Responsible Officer of the Issuer and delivered to the Trustee;
“Last Issue Date” means the last date on which Debentures are issued by the Issuer pursuant to this Indenture;

“Lien” means any hypothec, security interest, mortgage, lien, right of preference, pledge, assignment by way of security or any other agreement or encumbrance of any nature that secures the performance of an obligation, and a Person is deemed to own subject to a Lien any property or assets that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital or synthetic lease or similar agreement (other than an operating lease (provided that the determination of whether a lease is accounted for as an operating lease is to be made in accordance with GAAP as in effect on the date hereof)) relating to such property or assets;

“Maturity” shall mean the date on which principal becomes due and payable under the Debentures;
“Maturity Date” means November 13, 2020 or such other date on which the Debentures become due and payable;
“Non-Public Offering” has the meaning ascribed thereto in section 7.1(h);
“Notice” shall mean any notice, document or other communication required or permitted to be given under this Indenture;
“Officer’s Certificate” shall mean a written certificate signed by any Responsible Officer of the Issuer, and delivered to the Trustee;
“Opinion of Counsel” shall mean a written opinion addressed to the Trustee (among other addressees as applicable) by Counsel who shall be reasonably satisfactory to the Trustee;
“Outstanding” when used with respect to Debentures shall mean, as of the date of determination, all Debentures theretofore certified and delivered by the Trustee under this Indenture, except:

(i)	Debentures theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;
(ii)
Debentures for whose payment, purchase, or repurchase money in the necessary amount has been theretofore deposited with the Trustee under gratuitous deposit or set aside and segregated in trust by the Issuer (if the Issuer shall act as its own paying agent) for the Holders of such Debentures; and

(iii)
Debentures that have been surrendered to the Trustee pursuant to section 2.17 or in exchange for or in lieu of which other Debentures have been certified and delivered pursuant to this Indenture, other than any such Debentures in respect of which there shall have been presented to the Trustee proof satisfactory to it that such Debentures are held by a bona fide purchaser in whose hands such Debentures are valid obligations of the Issuer;

provided, however, that: (A) in determining whether the Holders of the requisite principal amount of Debentures then Outstanding have taken any Act of Holders hereunder, Debentures owned by the Issuer or any Subsidiary of the Issuer shall be disregarded and deemed not to be then Outstanding; (B) in determining whether the Trustee shall be protected in acting and relying upon such Act of Holders, only Debentures of which the Trustee has actual notice that they are so owned shall be so disregarded; and (C) that Debentures so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right to act with respect to such Debentures and that the pledgee is not the Issuer or any Subsidiary of the Issuer;

“Participant” shall mean, in relation to a Depository, a broker, dealer, bank or other financial institution or other Person on whose behalf such Depository or its nominee holds Debentures pursuant to a Book-Based System operated by such Depository;

“Permitted Conversion Period” means the period starting on November 23, 2013 and ending on the third Business Day prior to the Maturity Date;

“Permitted Junior Payments” means any payment or other distribution to the holders of the Debentures of securities of the Issuer or a Guarantor or any successor corporation or any corporation which is a transferee of all or substantially all of the assets of the Issuer and its Subsidiaries in each case that are equity securities or that are subordinated in right of payment to all Specified Senior Indebtedness of the Issuer or the relevant Guarantor, as the case may be, to the substantially same extent, or to a greater extent, than the Debentures or the relevant Guarantee, as the case may be, are so subordinated;

“Permitted Liens” means:
(a)	Liens securing Specified Senior Indebtedness permitted under section 8.1(b);
(b)	Purchase Money Security Interests securing Indebtedness permitted under section 8.1(c)(i);
(c)	Liens on real property incurred in connection with a sale and lease back of such real property securing Indebtedness permitted under section 8.1(c)(ii);
(d)	Liens over receivables and related assets incurred in connection with a securitization or factoring of receivables to the extent permitted under section 8.1(c)(iii);
(e)
Liens over the assets of a Subsidiary acquired by the Issuer or its subsidiaries securing indebtedness of such Subsidiary existing prior to its acquisition and not incurred in contemplation thereof to the extent permitted under section 8.1(c)(iv);

(f)	Liens over insurance policies securing indebtedness incurred to finance premiums due under such insurance policies to the extent permitted under section 8.1(c)(v);
(g)
Liens imposed or arising by operation of law, in each case, in respect of obligations not yet due or which have been postponed or are being contested in good faith and by appropriate proceedings to the extent that adequate reserves are maintained;

(h)
pledges or deposits made in the ordinary course of business in connection with bids or tenders or to comply with the requirements of any legislation or regulation applicable to the Person concerned or its business or assets;

(i)
easements, rights of way, encroachment agreements, servitudes, minor encroachments, minor irregularities in title or other similar encumbrances or privileges in respect of any real property which, either singly or in the aggregate, do not materially impair the value or the use thereof and which are not violated in any material respect by existing or proposed structures or land use, and any zoning restrictions and leases existing as at the date hereof;

(j)
undetermined or inchoate liens, rights of distress and charges incidental to current operations that have not at such time been filed or exercised and of which none of the Lenders has been given notice, or that relate to obligations not due or payable, or if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by that Person;

(k)
reservations, limitations, provisos and conditions expressed in any original grant from the Crown or other grants of real or immovable property, or interests therein, that do not materially affect the use of the affected land for the purpose for which it is used by that Person;

(l)
the right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit acquired by that Person or by any statutory provision to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof; and

(m)
the Lien created by a judgement of a court of competent jurisdiction, as long as the judgement is being contested diligently and in good faith by appropriate proceedings by that Person and does not result in an Event of Default; and

(n) any other Lien not prohibited by the ABL Facility as in effect on the date hereof, but subject to section 8.1;
“Permitted Transactions” has the meaning ascribed thereto in section 7.1(h);

“Person” shall mean any natural person, corporation, firm, partnership, joint venture, trustee, executor, liquidator, administrator, legal representative or other unincorporated association, trust, unincorporated organization, government or Governmental Authority and pronouns relating thereto have a similar extended meaning;

“Prescribed Securities” means “prescribed securities” for the purpose of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied on December 31, 2007;
“Pricing Date” has the meaning ascribed thereto in section 7.1(h);
“Proceeding” shall mean any suit, action or other judicial or administrative proceeding;

“Purchase Money Security Interest” means a Lien created or incurred by the Issuer or one of its Subsidiaries securing Indebtedness incurred to finance the acquisition of property (including the cost of installation thereof), provided that (i) such Lien is created substantially simultaneously with the acquisition of such Property, (ii) such Lien does not at any time encumber any Property other than the Property financed by such indebtedness, (iii) the amount of Indebtedness secured thereby is not increased subsequent to such acquisition, and (iv) the principal amount of Indebtedness secured by any such Lien at no time exceeds 100% of the original purchase price of such property and the cost of installation thereof, and for the purposes of this definition the term “acquisition” includes a Capital Lease;

“Purchased Shares” has the meaning ascribed thereto in section 7.1(g);

“Recognized Stock Exchange” means the TSX or, if the Common Shares are not listed on the TSX, any other major securities exchange or market (including without limitation the New York Stock Exchange or Nasdaq) on which the Common Shares are then listed and posted for trading;

“Redemption Amount” has the meaning ascribed thereto in section 3.8;
“Redemption Date” means the date indicated by the Issuer in the Redemption Notice as being the date on which the Redemption Amount shall be paid;
“Redemption Notice” has the meaning ascribed thereto in section 3.8;
“Regulation S” means Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act;

“Responsible Officer of the Issuer” means the Chairman, the President, the Chief Executive Officer, the Chief Financial Officer, any Vice-President, the Secretary, any Assistant Secretary, or any other officer of the Issuer customarily performing functions similar to those performed by any of the above designated officers;

“Restricted Definitive Debenture” means a definitive certificate issued in accordance with section 2.2 that bears the U.S. Legend;
“Restricted Global Debenture” means a Global Debenture that bears the U.S. Legend;
“Rights” and “Rights Plan” have the meanings ascribed thereto in subsection 7.1(e);
“Senior Creditor” means a holder or holders of Specified Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;
“Senior Security” means all Liens held by or on behalf of any Senior Creditor and in any manner securing any Specified Senior Indebtedness;

“Special Dividend” means any dividend or other distribution of cash or property by the Issuer to the holders of Common Shares if the amount expressed in the Trading Currency exceeds 5% of the Closing Price for the Common Shares on the date that the Board of Directors declares the dividend or other distribution;

“Specified Senior Indebtedness” means, without duplication, the Indebtedness under the ABL Facility and such other Indebtedness as the Issuer shall designate as “Specified Senior Indebtedness” by notice to the Trustee in writing (in all cases subject to the limitations set out in section 8.1); provided that the aggregate principal amount of Specified Senior Indebtedness shall not exceed $550,000,000 at any one time outstanding; provided, further, that all Specified Senior Indebtedness must constitute:

(a) Indebtedness referred to in paragraphs (a) and (b) of the definition of Indebtedness;
(b) renewals, extensions, restructurings, refinancings and refundings of any such Indebtedness; and
(c) guarantees of any of the foregoing.
“Spinoff Securities” has the meaning ascribed thereto in section 7.1(d);
“Spinoff Valuation Period” has the meaning ascribed thereto in section 7.1(d);
“Stated Maturity” shall mean, with respect to any principal of or accrued interest on a Debenture, the fixed date or dates specified on which such principal or interest is due and payable;
“Subordination Agreements” has the meaning ascribed thereto in section 4.7;

“Subsidiary” in relation to any specified Person, shall mean (a) any corporation, association or other business entity a majority of the outstanding Voting Securities of which are beneficially owned, directly or indirectly, by or for such Person and/or by or for any Subsidiary or one or more of the other Subsidiaries of that Person (or a combination thereof), and (b) any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are the Person or one or more Subsidiaries of that Person (or any combination thereof);

“Successor Issuer” or “Successor Guarantor” shall have the meaning ascribed thereto in subsection 15.1(a);
“Supplemental Indenture” shall have the meaning ascribed thereto in subsection 17.3;
“Taxes” has the meaning ascribed thereto in section 2.16(a);
“Trading Currency” has the meaning ascribed thereto in section 7.1;
“Trading Day” means, with respect to any Recognized Stock Exchange or any other market for securities, any day on which such exchange or market is open for trading or quotation;

“Transfer Agent” shall mean Computershare Trust Company of Canada or other Person or Persons appointed as the transfer agent for the Common Shares, in such capacity, together with such Person’s or Persons’ successor from time to time in such capacity;

“Triggering Distribution” has the meaning ascribed thereto in section 7.1(f);
“Trustee” shall mean Computershare Trust Company of Canada until a successor Trustee shall have become such pursuant to the applicable provisions of this

Indenture, and thereafter, “Trustee” shall mean or include each Person who is then a Trustee hereunder;
“TSX” means the Toronto Stock Exchange;
“Unrestricted Definitive Debenture” means a definitive certificate issued in accordance with section 2.2 that does not bear the U.S. Legend;
“Unrestricted Global Debenture” means a Global Debenture that does not bear the U.S. Legend;
“U.S. Legend” has the meaning ascribed thereto in section 2.21;
“U.S. Person” means a U.S. person as such term is defined in Regulation S;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;
“United States” or “U.S.” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
“United States Dollar” or “Dollar” or “$” shall mean lawful currency of the United States;

“Voting Securities” means a security conferring a right to vote in all circumstances or by reason of an event which has occurred and is continuing, and includes a security convertible into such a security, as well as an option or a right which may be exercised to acquire such a security and, in reference to the Issuer, includes for greater certainty the Common Shares of the Issuer;

“Weighted Average Trading Price” means, with respect to any security on a stock exchange or quotation service during a specified period, the quotient obtained by dividing (i) the aggregate sale price of all such securities sold on such stock exchange or quotation service during such period by (ii) the total number of such securities sold on such stock exchange or quotation service during such period, as determined from time to time by the Board of Directors, or upon request of the Board of Directors, as determined by an Independent Member of the IIROC for such purpose;

“Written Order” means a written order or request, respectively, signed in the name of the Issuer by a Responsible Officer or director of the Issuer; and

all other terms which are used herein but not otherwise defined herein, and that are defined in the Securities Act (Ontario), either directly or by reference therein, shall have the meanings assigned to them therein.

1.2	Interpretation
(a) Words importing the singular number shall include the plural and vice versa and words importing any gender shall include the masculine, feminine and neuter genders.
(b)
The words “hereto”, “herein”, “hereof”, “hereby”, “hereunder”, and other words of similar import refer to this Indenture as a whole and not to any particular article, section, subsection, paragraph, clause or other part of this Indenture.

(c)
Except as otherwise provided herein, any reference in this Indenture to any act, statute, regulation, policy statement, instrument, agreement, or section thereof shall be deemed to be a reference to such act, statute, regulation, policy statement, instrument, agreement or section thereof as amended, re-enacted or replaced from time to time;

(d) Any reference herein to any agreement shall include such agreement as amended, restated, supplemented, replaced or otherwise modified from time to time to the extent permitted hereunder;
(e) Any reference herein to any Person shall include such Person’s permitted successors and permitted assigns.
1.3	Accounting Terms

As used in this Indenture and in any certificate or other document made or delivered pursuant to this Indenture, accounting terms not defined in this Indenture, or in any such certificate or other document, and accounting terms partly defined in this Indenture or in any such certificate or other document to the extent not defined, shall have the respective meanings given to them under GAAP. To the extent that the definitions of accounting terms in this Indenture, or in any such certificate or other document are inconsistent with the meanings of such terms under GAAP, the definitions contained in this Indenture, or in any such certificate or other document shall prevail.

1.4	Headings and Table of Contents

The division of this Indenture, or any related document, into articles, sections, subsections, paragraphs, clauses and other subdivisions, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or any such related document.

1.5	Section and Schedule References

Unless something in the subject matter or context is inconsistent therewith, references in this Indenture to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules are to articles, sections, subsections, paragraphs, clauses, other subdivisions, exhibits, appendices or schedules of or to this Indenture.
1.6	Governing Law

This Indenture and each Debenture issued hereunder shall be governed by, and construed with, the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts.

1.7	Currency

Unless expressly provided to the contrary in this Indenture or in any Debenture, all monetary amounts in this Indenture or in such Debenture refer to United States Dollars and all amounts payable to Holders shall be paid in United States Dollars.  For the purposes of any calculation required to be made hereunder, all conversions of amounts in one currency into another shall be made at the Exchange Rate in effect on the date of such calculation.

1.8	Non-Business Days

Unless expressly provided to the contrary in this Indenture or in any Debenture, whenever any payment shall be due, any period of time shall begin or end, any calculation is to be made or any other action is to be taken on, or as of, or from a period ending on, a day other than a Business Day, such period of time shall begin or end and such calculation shall be made as of the day that is not a Business Day, but such actions shall be taken and such payment shall be made, as the case may be, on the next succeeding Business Day.

1.9	Time
Unless otherwise expressly stated in this Indenture or in any Debenture, all references to a time will mean such time in Toronto, Ontario. Time shall be of the essence in this Indenture.
1.10	Independence of Covenants

Each covenant contained in this Indenture shall be construed (absent an express provision to the contrary) as being independent of each other covenant, so that compliance with any one covenant shall not (absent such an express contrary provision) be deemed to excuse compliance with any other covenant.

1.11	Form of Documents Delivered to Trustee
(a)
In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.
(b)
Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

1.12	Acts of Holders
(a)
Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agents duly appointed in writing. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may, alternatively, be embodied in and evidenced by the record of Holders voting in favour thereof, either in person or by proxies duly appointed in writing, at any meeting of Holders duly called and held in accordance with the provisions of Article 14, or a combination of such instruments and any such record. Except as herein otherwise expressly provided, such action shall become effective when such requisite instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Issuer. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “Act of Holders” or the “Act” of the Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and, subject to section 13.3, conclusive in favour of the Trustee and the Issuer, if made in the manner provided in this section 1.12. The record of any meeting of Holders shall be provided in the manner specified in section 14.7.

(b)
The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgements of deeds, certifying that the individual signing such instrument or writing acknowledged to such notary public or other officer the execution thereof. Where such execution is by a signer acting in a capacity, other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any manner that the Trustee deems sufficient.

(c)
If the Issuer or the Trustee shall solicit from the Holders any Act, the Issuer or the Trustee, as the case may be, may, at its option, fix in advance a record date for the determination of Holders entitled to take such Act, but the Issuer or the Trustee, as the case may be, shall have no obligation to do so. Any such record date shall be fixed at the Issuer’s or the Trustee’s discretion, as the case may be, provided that such record date shall be fixed on a date not more than sixty (60) days prior to the Act. If such a record date is fixed, such Act may be sought or taken before or after the record date, but only the Holders of record at the close of business on such record date shall be deemed to be Holders for the purpose of determining whether Holders of the requisite proportion of Debentures Outstanding have authorized or agreed or consented to such Act, and for that purpose the Debentures Outstanding shall be computed as of such record date.

(d)
Any Act of the Holder of any Debenture shall bind every future holder of the same Debenture and the Holder of every Debenture issued upon the registration of transfer thereof or in exchange therefore or in lieu thereof in respect of anything done, suffered or omitted by the Trustee or the Issuer in reliance thereon, whether or not notation of such action is made upon such Debenture.

1.13	Interest Payments and Calculations
(a)
All interest payments to be made under this Indenture or any Debenture shall be paid without allowance or deduction for deemed re-investment or otherwise, both before and after Maturity and before and after default and/or judgment, if any, until payment of the amount on which such interest is accruing, and, to the extent permitted by Applicable Law, interest will accrue on overdue interest.

(b)
For the purposes of the Interest Act (Canada), if in this Indenture or in any Debenture a rate of interest is or is to be calculated on the basis of a period which is less than a full calendar year, the yearly rate of interest to which such rate is equivalent is such rate multiplied by the actual number of days in the calendar year for which such calculation is made and divided by the number of days in such period.

(c)
The rate of interest stipulated in this Indenture or in any Debenture will be calculated using the nominal rate method of calculation, and will not be calculated using the effective rate method of calculation or on any other basis that gives effect to the principle of deemed re-investment of interest.

(d)
In calculating interest under this Indenture or under a Debenture for any period, unless otherwise specifically stated, the first day of such period shall be included and the last day of such period shall be excluded.

1.14	English Language

The Issuer, the Trustee and, by their acceptance of Debentures and the benefits of this Indenture, the Holders, acknowledge having consented to and requested that this Indenture, each Debenture and each document related hereto and thereto be drawn up in the English language only. La Société, le fiduciaire des débentures et, par leur acceptation des débentures et des avantages de la présente convention, les porteurs, reconnaissent avoir accepté et demandé que la présente convention, chaque débenture et chaque document relié à celles-ci soient rédigés en langue anglaise.

1.15	Successors and Assigns
All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether expressed or not.
1.16	Severability Clause

If any provision in this Indenture or in the Debentures shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

1.17	Benefits of Indenture

Nothing in this Indenture and in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, any Person maintaining the record of the Holders pursuant to section 2.15, any Transfer Agent and the Holders, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.18	Unclaimed Debentures

Subject to Applicable Law, all Debentures together with any interest thereon which remain unclaimed after a period of three (3) calendar years from the Maturity Date shall be forfeited and shall revert to the Issuer.

1.19	Schedules
The following Schedules form part of this Indenture:
Schedule 2.2 – Form of Debenture
Schedule 2.2(c) – Principal Amount Grid
Schedule 2.15(a) – Form of Certificate of Transfer
Schedule 2.15(b) – Form of Certificate of Exchange
Schedule 3.8 – Form of Redemption Notice
Schedule 5.1(b) – Form of Conversion Notice
Schedule 5.4 – Form of Declaration for Removal of U.S. Legend
Schedule 11.1 – Form of Guarantee
Schedule 11.3 – Opinions Regarding Guarantors

1.20	Benefits of Indenture through Trustee

For greater certainty, this Indenture is being entered into with the Trustee for the benefit of the Holders and the Trustee declares that it holds all rights, benefits and interests of this Indenture on behalf of and as the Person holding the power of attorney of, the Holders and each such Person who becomes a Holder of the Debentures from time to time.

1.21	Form of Consideration

Notwithstanding any other provision of this Indenture (for greater certainty including, but not limited to, sections 5.1, 7.1, 7.5, 8.4 and 15.1), if, prior to the date that is five years plus one day from the Last Issue Date, Holders would otherwise be entitled to receive, upon conversion of the Debentures, any property that would constitute Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but rather will be entitled to receive Prescribed Securities having a fair market value equal to the fair market value of such Ineligible Consideration. However, the Issuer shall have the right (at the sole option of the Issuer) to satisfy its obligation to deliver such “prescribed securities” by delivering either such Ineligible Consideration or other consideration (“other consideration”) consisting of Prescribed Securities, provided that such other consideration (i) has a market value on the date of delivery (as conclusively determined by the Board of Directors based on a formula analogous to the formula for determining Current Market Price) equal to the market value on such date of such Ineligible Consideration, (ii) is fully paid and non-assessable and free of any Lien or adverse claim, and (iii) is listed for trading on a Recognized Stock Exchange.

ARTICLE 2
THE DEBENTURES

2.1	Limit of Issue and Designation of Debentures

The Debentures authorized to be issued hereunder shall consist of, and be limited to, no more than $1,250,000,000 aggregate principal amount and shall be designated as “6% Convertible Unsecured Debentures due November 13, 2020” of which not more than $250,000,000 may be issued after the initial Issue Date but not later than 30 days after the initial Issue Date.

2.2	Form and Terms of Debentures
(a)
The Debentures shall be dated as of the Issue Date. The Debentures shall bear interest from and including the Interest Commencement Date at the rate of 6% per annum (after as well as before Maturity, default and judgment, with interest on overdue interest at the said rate), payable in equal quarterly instalments in arrears on each Interest Payment Date, subject to section 2.3, and the Debentures shall mature on the Maturity Date. Subject to the other terms hereof, the principal of the Debentures will be payable on the Maturity Date in lawful money of the United States against surrender thereof by the Holder at the Corporate Trust Office or at such place or places as may be designated by the Issuer for that purpose.
(b)
The Debentures shall be issued as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000, or as a Global Debenture, and shall be convertible as provided for in Article 5.

(c)
The Debentures and the certificate of the Trustee endorsed thereon shall be substantially in the form set forth in Schedule 2.2 hereto, provided that if a Debenture is issued as a Global Debenture in accordance with section 2.11, it shall have appended thereto a principal amount grid in the form of Schedule 2.2(c), which shall be appropriately adjusted at such times as Debentures are converted or repurchased in accordance with the terms hereof.

2.3	Interest

Each Debenture issued hereunder, whether issued originally or in exchange for another Debenture, shall bear interest from and including Interest Commencement Date or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on the Debentures then Outstanding, whichever shall be the later, to but excluding the earlier of:

		(i)	the following Interest Payment Date;
		(ii)	if purchased in accordance with section 3.1, the date of payment;
		(iii)	if repurchased in accordance with section 3.2, the Change of Control Repurchase Date;
		(iv)	if redeemed in accordance with section 3.7, the Redemption Date;
		(v)	if converted in accordance with section 5.1, the Conversion Date; and
		(vi)	the Maturity Date;

as the case may be (the “Interest Period”), upon due presentation and surrender thereof for payment on or after the appropriate date. The interest payable per $1,000 principal amount of Debentures in respect of an Interest Period other than an Interest Period that begins on an Interest Payment Date and ends on and includes a date immediately preceding an Interest Payment Date shall be calculated by multiplying $1,000 by the interest rate of 6% per annum, dividing the product so obtained by 365 or 366 days, as the case may be, and multiplying the quotient by the actual number of days in the said Interest Period. The interest payable per $1,000 principal amount of Debentures in respect of an Interest Period that begins on an Interest Payment Date and ends on and includes a date immediately preceding an Interest Payment Date shall be calculated by multiplying

$1,000 by the interest rate of 6% per annum and dividing the product so obtained by four.  If an Event of Default has occurred and is continuing, the interest payable in accordance with this section 2.3 will be calculated on the basis of 10% per annum instead of 6% per annum for that part of the Interest Period commencing on the date that the Event of Default occurred up to and including the date on which such Event of Default is no longer occurring.

2.4	Prescription

The right of the Holders to exercise their rights under this Indenture shall become void unless the Debentures are presented for payment within a period of three (3) years from Maturity, after which payment thereof shall be governed by the provisions of Article 12 hereof. The Issuer shall have satisfied its obligations under the Debentures upon irrevocable remittance to the Trustee for the account of the Holders, upon repurchase, redemption, conversion or at the Maturity Date, of any and all consideration due hereunder in cash or, to the extent provided for and permitted hereunder, by the making of a Common Share Payment, subject to and in accordance with the provisions of this Indenture, and such remittance shall for all purposes be deemed a payment to the Holders, and to that extent such Debentures shall thereafter not be considered as Outstanding and the Holders shall have no right, except to receive payment out of the moneys so paid and deposited.

2.5	Issue of Debentures

Debentures in such aggregate principal amounts as the Board of Directors shall determine in accordance with the terms hereof and denominated in lawful money of the United States shall be executed by the Issuer from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to the Issuer in accordance with the terms of section 2.7. Other than as contemplated by subsection 2.8(b), the Trustee shall receive no consideration for the certification of Debentures.

2.6	Execution
(a)
The Debentures shall be executed on behalf of the Issuer by any Responsible Officer of the Issuer. The signature of any of such officer on the Debentures may be manual or facsimile. Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Issuer shall bind the Issuer, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Debentures.

(b)
If Debentures are issued as Definitive Debentures, the Issuer shall provide to the Trustee a supply of certificates to evidence such Definitive Debentures in such form, in such amounts, bearing such distinguishing letters and numbers, and as at such times as are necessary to enable the Trustee to fulfil its responsibilities under this Indenture.

2.7	Certification by Trustee
(a)
At any time and from time to time after the execution and delivery of this Indenture, and in accordance with the terms hereof, the Issuer may deliver Debentures executed on behalf of the Issuer to the Trustee for certification, pursuant to an Issuer Order applicable thereto and evidence of compliance, if requested by the Trustee, in accordance with section 13.4 and Applicable Law. Upon receipt by the Trustee of an Issuer Order applicable to such Debentures and such evidence of compliance, the Trustee shall certify and deliver such Debentures in the manner specified in such Issuer Order, without receiving any consideration for such certification and delivery.

(b)
No Holder shall be entitled to any right or benefit under this Indenture with respect to a Debenture, and such Debenture shall not be valid or binding for any purpose, unless such Debenture has been certified by the Trustee, as evidenced by the manual signature of an authorized officer of the Trustee. Such certification upon any Debenture shall be conclusive evidence, and the only evidence, that such Debenture has been issued under this Indenture.

(c)
Debentures bearing the manual signature of an individual who was, at the time that such signature was affixed, an authorized signing officer of the Trustee, shall be valid and binding on the Trustee notwithstanding that such individual ceased to be an authorized signing officer of the Trustee prior to the delivery of such Debentures.

(d)
The certification by the Trustee on the Debentures shall not be construed as a representation or warranty by the Trustee as to the validity of this Indenture or of the Debentures (except in respect of the due certification thereof and any other warranties implied by law) or as to the performance by the Issuer of its obligations under this Indenture and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

2.8	Registration of Exchanges
(a)
Subject to section 2.15, Debentures may be exchanged for one or more Debentures in an equal aggregate principal amount upon surrender of the Debentures to be exchanged at the specified office of the Trustee; provided, however, that each Debenture issued in exchange for such original Debenture shall have a principal amount in an authorized denomination as provided for herein.

(b)
The Trustee may make a charge to reimburse itself for any stamp taxes or governmental charges required to be paid and a reasonable charge for its services and a reasonable sum per Debenture created and issued upon any exchange or transfer of Debentures effected by it. Payment of such charges will be made by the Person requesting the exchange or transfer as a condition precedent to such exchange or transfer.
2.9	Persons Entitled to Payment
(a)
Prior to due presentment for registration of a transfer of any Debenture, the Issuer, the Trustee and any other Person, as the case may be, may treat the Person in whose name any Debenture is registered in the applicable register (including in the case of a Global Debenture, the Depository or the nominee of such Depository in whose name such Global Debenture is registered) as the absolute and sole owner of such Debenture for all purposes including receiving payment of the principal of, and any premium, if any, interest or other amount on such Debenture, receiving any notice to be given to the Holder of such Debenture, and taking any Act of Holders with respect to such Debenture, whether or not any payment with respect to such Debenture shall be overdue, and none of the Issuer, the Trustee or any other Person, as the case may be, shall be affected by notice to the contrary.

(b)
Delivery of a Debenture to the Trustee by or on behalf of the Holder thereof shall, upon payment of such Debenture, be a valid discharge to the Issuer of all obligations evidenced by such Debenture. None of the Issuer, the Trustee or any other Person shall be bound to inquire into the title of any such Holder.

(c)
In the case of the death of one or more joint registered Holders of a Debenture, the principal of, and premium, if any, interest and any other amounts on such Debenture may be paid to the survivor or survivors of such registered Holders whose receipt of such payment, accompanied by the delivery of such Debenture, shall constitute a valid discharge to the Issuer and the Trustee.

2.10	Payment of Principal and Interest on Definitive Debentures
(a)
Subject to repurchase, redemption or conversion pursuant to the terms hereof, as payments in respect of interest on the Definitive Debentures become due, interest payable on the Definitive Debentures on an Interest Payment Date will be payable by the Issuer to the Holders thereof in whose names the Debentures are registered at the close of business on the Interest Record Date with respect to the applicable Interest Payment Date.  The Issuer shall, (A) no later than 10:00 a.m. on the day that is three (3) Business Days preceding such Interest Payment Date, deliver a certified cheque for the amount of such payment payable on such Interest Payment Date, to the order of the Trustee at the Corporate Trust Office, or (B) no later than 10:00 a.m. on the Business Day preceding such Interest Payment Date, provide to the Trustee such payment by electronic funds transfer to an account designated by the Trustee for all amounts due in respect of such interest, in each case to enable the Trustee to forward such payment to the Holder in whose name any Debenture is registered at the close of business on the Interest Record Date with respect to the applicable Interest Payment Date.

Subject to section 2.16, the forwarding of such funds by the Issuer to the Trustee pursuant to subsection 2.10(a) above and the subsequent delivery of such funds by the Trustee to the Holders shall satisfy and discharge the Issuer’s liability for payment of the interest on the Debentures to the extent of the sums represented thereby, plus the amount of any withholding or other tax deducted in accordance with Applicable Law, unless such cheque is not paid at par on presentation; provided that in the event of the non-receipt of such cheque by the Holder, or the loss or destruction thereof, the Trustee on being furnished with reasonable evidence of such non-receipt, loss or destruction and indemnity reasonably satisfactory to it shall issue to such Holder a replacement cheque for the amount of such cheque.

Notwithstanding the foregoing, if the Issuer is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Issuer may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above so long as such payment is made in cash to the Holders and there is no delay in making such payment.

(b)
If a Debenture or a portion thereof is called or presented for repurchase, redemption or conversion and the Payment Date, Redemption Date or Conversion Date is subsequent to an Interest Record Date but prior to the related Interest Payment Date, interest accrued on such Debenture will be paid upon presentation and surrender of such Debenture or portion thereof up to but excluding the Payment Date, Redemption Date or Conversion Date to the Holders thereof in whose names the Debentures are registered at the close of business on the Interest Record Date.

(c)
Subject to the foregoing provisions of this section, each Debenture delivered in exchange for or in lieu of any other Debenture shall carry the rights to interest accrued and unpaid, and to accrue, that were carried by such other Debenture.

2.11	Book-Based System
(a)
In the event that all of the Outstanding Definitive Debentures are registered in the name of “CDS & Co.”, the Trustee may issue, in replacement of the Definitive Debentures, one or more permanent global security certificates in the form of the certificate set out in Schedule 2.2 hereto together with the legend provided for in subsection (b) and section 2.20, as applicable (the “Global Debenture(s)”). The Global Debenture(s) shall be held by, or on behalf of, the Depository as depository of the Participants in the Book-Based System and shall be registered in the name of “CDS & Co.” (or such other name as the Depository may use from time to time as its nominee for the purposes of the Book-Based System). In the event that all of the Outstanding Debentures are registered in the name of “CDS & Co.”, no Beneficial Holder will receive Definitive Debentures representing their beneficial ownership in Debentures unless the Issuer determines to terminate the Book-Entry Only Debentures. Where all of the Outstanding Definitive Debentures are represented by a Global Debenture, the Debentures represented thereby shall be deemed for the purposes hereof to have been issued as Book-Entry Only Debentures.

	(b)	The Global Debenture(s) shall bear a legend in substantially the following form subject to modification as required by the Depository:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BLACKBERRY LIMITED (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.”

2.12	Discontinuation of Book-Based System
If:
(a)
the Depository has notified the Issuer and the Trustee that the Depository is unwilling or unable to continue as Depository, or the Depository ceases to be a clearing agent registered or designated under the Applicable Securities Laws of the jurisdiction where the Depository has its principal offices; or

(b)
the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures and Beneficial Holders representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then Outstanding advise the Depository in writing, through the Participants, that the continuation of the Book-Based System for such Debentures is no longer in their best interests and also provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to sections 10.3 or 10.4;

then the Beneficial Holders of the Debentures represented by the Global Debentures at such time shall receive Definitive Debentures for such Debentures.
2.13	Payments of Principal and Interest for Book-Entry Only Debentures

Subject to Article 6, as payments in respect of principal and interest on the Debentures represented by the Global Debenture(s) become due, the Issuer shall, no later than on the applicable Interest Payment Date, date of repurchase, redemption or conversion or on the Maturity Date, as the case may be, at the option of the Issuer:

(a)
deliver or cause to be delivered to the office of the Trustee at the Corporate Trust Office at or before 10:00 a.m. three (3) Business Days before such Interest Payment Date, date of repurchase, redemption or conversion or the Maturity Date, a certified cheque for the amount of such payment payable on such Interest Payment Date, date of repurchase, redemption or conversion or the Maturity Date, as the case may be, to the order of the Trustee and negotiable at par, or

(b)
provide to the Trustee such payment by electronic funds transfer to an account designated by the Trustee, at or before 10:00 a.m. on the Business Day preceding such Interest Payment Date, date of repurchase, redemption or conversion or the Maturity Date, as the case may be, for all amounts due in respect of such principal and interest on the Debentures represented by the Global Debenture(s) to enable the Trustee to forward or cause to be forwarded such funds to the Depository for credit by the Depository to Participants’ accounts.

Neither the Issuer nor the Trustee will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing or supervising any records relating to such beneficial interests.

2.14	Rank

The Debentures shall be direct, unsecured obligations of the Issuer and the Guarantees will be direct, unsecured obligations of the Guarantors. The Debentures certified and issued under this Indenture rank pari passu with one another, in accordance with their tenor without discrimination, preference or priority and, subject to statutory preferred exceptions, shall rank equally with all other present and future unsubordinated unsecured Indebtedness of the Issuer other than Specified Senior Indebtedness permitted under section 8.1(b).  The Debentures and the Guarantees shall be subordinated, in accordance with the provisions of Article 4, to the Specified Senior Indebtedness of the Issuer and the Guarantors permitted under section 8.1(b)

2.15	Register and Transfer
(a) The Issuer shall cause to be kept by and at the principal office of the Trustee in the City of Toronto, Province of Ontario, a register, and in such other place or places as the Issuer with the approval of the Trustee may designate, branch registers, in which shall be entered the names and latest known addresses of the Holders and all transfers of Debentures. Such registration shall be noted on the Debentures by the Trustee. No transfer of a Debenture shall be effective as against the Issuer unless made on one of the appropriate registers by the registered Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with this Indenture and any other such requirements as the Trustee may prescribe, and unless such transfer shall have been duly noted on such Debenture by the Trustee;

(b)
with respect to Debentures issued as Book-Entry Only Debentures, the Issuer shall cause to be kept by and at the principal office of the Trustee in the City of Toronto, Province of Ontario, a central register in which shall be entered the name(s) and latest known address(es) of the Holder(s) of each Global Debenture (being the Depository, or its nominee, for such Global Debenture) and the other particulars prescribed by law of the Debentures held by it (them) and all transfers of Debentures. Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof except through records maintained by CDS or its nominee in the following circumstances or as otherwise specified in a Board Resolution or Written Order;

(c)
a Global Debenture may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(d)
a Global Debenture may be transferred at any time after the Depository for such Global Debenture (i) has notified the Issuer that it is unwilling or unable to continue as Depository for such Global Debenture or (ii) ceases to be eligible to be a Depository provided that at the time of such transfer the Issuer has not appointed a successor Depository for such Global Debenture;

(e)
a Global Debenture may be transferred at any time after the Issuer has determined, in its sole discretion, to terminate the Book-Based System in respect of such Global Debenture and has communicated such determination to the Trustee in writing; and

(f)
a Global Debenture may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures issued as a Global Debenture, provided that at the time of such transfer the Trustee has not waived the Event of Default pursuant to Article 10.

(g)
Notwithstanding any other provisions of this Indenture or the Debentures, transfers and exchanges of Debentures and beneficial interests in Global Debentures shall be made in accordance with this subsection 2.15(g).

(i)
Transfer of Beneficial Interests in the Same Global Debenture.  Except as may be required by the Trustee or the Depository, no written orders or instructions shall be required to be delivered to the Trustee to effect a transfer of a beneficial interest in a Global Debenture to Persons who take delivery thereof in the form of a beneficial interest in the same Global Debenture.

(ii)
Transfer and Exchange of Beneficial Interests in a Restricted Global Debenture for Beneficial Interests in an Unrestricted Global Debenture. A beneficial interest in a Restricted Global Debenture may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Debenture or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Debenture if the Trustee receives the following:

(1)
if the holder of such beneficial interest in a Restricted Global Debenture proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(b) hereto, including the certifications in item (1)(a) thereof; or

(2)
if the holder of such beneficial interest in a Restricted Global Debenture proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(a) hereto, including the certifications in items (2) or (3) thereof;

and, in the event of an exchange or transfer based on the certifications in item 3(b) of Schedule 2.15(a), if the Trustee so requests, an opinion of counsel or other documentation in form reasonably acceptable to the Trustee to the effect that such transfer or exchange is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act.

(iii)
Transfer and Exchange of Beneficial Interests in an Unrestricted Global Debenture for Beneficial Interests in a Restricted Global Debenture. A beneficial interest in any Unrestricted Global Debenture may be exchanged by any holder thereof for a beneficial interest in a Restricted Global Debenture or transferred to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Debenture if the Trustee receives the following:

(1)
if the holder of such beneficial interest in an Unrestricted Global Debenture proposes to exchange such beneficial interest for a beneficial interest in a Restricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(b) hereto, including the certifications in item (2) thereof; or

(2)
if the holder of such beneficial interest in an Unrestricted Global Debenture proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in a Restricted Global Debenture, a certificate from such holder in the form of Schedule 2.15(a) hereto, including the certifications in item (1) thereof.

(iv)
Transfer of Restricted Definitive Debentures for Restricted Definitive Debentures. A Restricted Definitive Debenture may be transferred to a Person who takes delivery thereof in the form of a Restricted Definitive Debenture if the Trustee receives a certificate to the effect set forth in Schedule 2.15(a) hereto, including the certifications in item (1) thereof.

(v)
Transfer and Exchange of Restricted Definitive Debentures for Unrestricted Definitive Debentures. A Restricted Definitive Debenture may be exchanged by the holder thereof for an Unrestricted Definitive Debenture or transferred to a Person who takes delivery thereof in the form of an Unrestricted Definitive Debenture if the Trustee receives the following:

(1)
if the holder of such Restricted Definitive Debenture proposes to exchange such Debenture for an Unrestricted Definitive Debenture, a certificate from such holder in the form of Schedule 2.15(b) hereto, including the certifications in item (1)(b) thereof; or

(2)
if the holder of such Restricted Definitive Debenture proposes to transfer such Debenture to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Debenture, a certificate from such holder in the form of Schedule 2.15(a) hereto, including the certifications in item (2) or (3) thereof;

and, in the event of an exchange or transfer based on the certifications in item 3(b) of Schedule 2.15(a), if the Trustee so requests, an opinion of counsel or other documentation in form reasonably acceptable to the Trustee to the effect that such transfer or exchange is in compliance with the U.S. Securities Act.

(vi)
Transfer of Unrestricted Definitive Notes for Unrestricted Definitive Notes. Except as may be required by the Trustee or the Depository, no written orders or instructions shall be required to be delivered to the Trustee to effect a transfer of an Unrestricted Definitive Note to Persons who take delivery thereof in the form of an Unrestricted Definitive Note.

2.16	Additional Amounts
(a)
Any payments made by or on behalf of the Issuer or Guarantor under or with respect to the Debentures (including, without limitation, any Common Share Payment) (in this section 2.16, such payment, a “Debenture Payment”) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory of Canada or by any authority or agency thereof or therein having power to tax, including, without limitation any such charges or taxes imposed under Part XIII of the Income Tax Act (Canada) (or any successor legislation of similar effect) (“Taxes”), unless the Issuer or Guarantor is required to withhold or deduct any amount, for or on account of, Taxes by Applicable Law.  If the Issuer or Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any Debenture Payment made under or with respect to the Debentures, the Trustee will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Issuer or Guarantor, as applicable, will pay to the Trustee for payment to the relevant Holder such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after the withholding or deduction of any Indemnified Taxes will not be less than the amount such Holder would have received if such Indemnified Taxes had not been withheld or deducted.

For this purpose, “Indemnified Taxes” means Taxes other than Taxes imposed on a Holder or Beneficial Holder (i) by reason of such Holder or Beneficial Holder being a Person with whom the Issuer or Guarantor is not dealing at arm’s length for the purposes of the Income Tax Act (Canada) at the time of making a Debenture Payment, (ii) by reason of such Holder or Beneficial Holder being, or not dealing at arm’s length with, a “specified shareholder” as defined in subsection 18(5) of the Income Tax Act (Canada) of the Issuer or Guarantor, (iii) by reason of the existence of any present or former connection (including, without limitation, carrying on business or having a permanent establishment or fixed base) between such Holder or Beneficial Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such Holder or

Beneficial Owner, if such Holder or Beneficial Owner is an estate, trust, partnership, limited liability company or corporation) and Canada or any province or territory thereof or therein, other than, in either case, solely by reason of the Holder’s or Beneficial Holder’s activity in connection with purchasing the Debentures, the mere holding of the Debentures or receiving payments under such Debentures, (iv) by reason of the failure to comply with any certification, identification, information documentation or other reporting requirement required by Applicable Law or an applicable treaty as a precondition to, exemption from, or a reduction in the rate of deduction or withholding of such Taxes, (v) that is an estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax with respect to a Debenture; (vi) that is a branch profits Tax, franchise Tax or Tax imposed on net income or capital; (vii) that is a Tax which would not have been imposed but for the presentation of a Debenture (where presentation is required) for payment on a date more than 30 days after (I) the date on which such payment became due and payable or (II) the date on which payment thereof is duly provided for, whichever occurs later; (viii) that is a withholding or deduction imposed pursuant to (I) sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (II) any treaty, law, regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, or (III) any agreement between Issuer and the United States or any authority thereof implementing FATCA; or (ix) that arises from any combination of the items listed above, nor shall Indemnified Taxes include any Taxes with respect to any payment on a Debenture to a holder who is a fiduciary or partnership or any Person other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary, a member of such partnership or such beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner held its interest in the Debenture directly.

(b)
Within ninety (90) days after the date the payment of any Taxes is due pursuant to Applicable Law, the Trustee will furnish to the Issuer copies of tax receipts, if any, evidencing such payment by the Trustee.

(c)
As soon as practicable prior to each date on which any Debenture Payment is due and payable, if the Issuer or Guarantor to its knowledge will be obligated to pay Additional Amounts with respect to such Debenture Payment, the Issuer or Guarantor, as applicable, will deliver to the Trustee an Officer’s Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders on the date payment is due.

(d)
Whenever in the Indenture or in any Debenture there is mentioned, in any context, the payment of principal (and premium, if any), a purchase price, redemption price, interest or any other Debenture Payment, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e)
The Issuer and the Guarantor will indemnify and hold harmless each Holder and Beneficial Holder and upon written request reimburse each of the Holders and Beneficial Holders for the amount of (i) any Indemnified Taxes so levied or imposed and paid by the Holder or Beneficial Holder, as applicable, as a result of Debenture Payments, and (ii) any Indemnified Taxes levied or imposed and paid by the Holder or Beneficial Holder with respect to reimbursement under (i) above.

(f)
If the Issuer or Guarantor pays any indemnity or Additional Amounts under this section 2.16 to a Holder and the Holder or Beneficial Holder at any time thereafter receives a refund in respect of Taxes or a credit with respect to payment of Taxes (in both cases, in respect of a Debenture Payment in respect of which such indemnity or Additional Amount was paid), then such Holder or Beneficial Holder shall promptly pay to the Issuer or Guarantor, as applicable, the amount of such refund or credit net of all out-of pocket expenses reasonably incurred by the Holder or Beneficial Holder to obtain such refund or credit.

(g)
Where the Issuer is required by Applicable Law to withhold or deduct Taxes from any payment made on a conversion or such other circumstance where the Issuer is issuing Common Shares to a Holder and there is insufficient cash being paid to satisfy the withholding required, the Trustee, on the written request of the Issuer but for the account of the Holder, shall facilitate the sale to the extent it is permitted by Applicable Securities Laws, through the investment banks, brokers or dealers selected by the Issuer, out of the Common Shares issued by the Issuer to the applicable Holder, such number of Common Shares that is sufficient to yield net proceeds (after payment of all costs) to cover the amount of Taxes required to be withheld, and shall remit same on behalf of the Issuer to the relevant Governmental Authority as and when required by Applicable Law and shall transfer the balance of the cash proceeds, if any, to the applicable Holder.

2.17	Cancellation of Debentures
(a)
All Debentures surrendered for payment of the final amount required to be paid thereon, or that have been surrendered to the Trustee for registration of exchange or transfer, shall be promptly cancelled by the Trustee on receipt. The Trustee shall give prompt written notice to the Issuer of the particulars of any Debentures cancelled by it.

(b)
The Issuer may, in its discretion at any time, deliver to the Trustee for cancellation any Debentures which the Issuer has purchased as provided for in this Indenture, and all such Debentures so delivered shall be cancelled by the Trustee.

(c)
All Debentures which have been cancelled by the Trustee shall be destroyed by the Trustee in accordance with its standard practices, and the Trustee shall furnish to the Issuer a destruction certificate setting forth the numbers and denominations of the Debentures so destroyed.

2.18	Mutilated, Lost, Stolen or Destroyed Debentures
(a)
If any Debenture has been mutilated or defaced or has or has been alleged to have been lost, stolen or destroyed, then, on application by the applicable Holder to the Trustee, the Issuer may, in its discretion, execute, and upon such execution the Trustee shall certify and deliver, a new Debenture of the same date and amount as the defaced, mutilated, lost, stolen or destroyed Debenture in exchange for and in place of the defaced or mutilated Debenture, and in lieu of and in substitution for the lost, stolen or destroyed Debenture. Notwithstanding the foregoing, no Debenture shall be delivered as a replacement for any Debenture which has been mutilated or defaced otherwise than upon surrender of the mutilated or defaced Debenture, and no Debenture shall be delivered as a replacement for any Debenture which has been lost, stolen or destroyed unless the applicant for the replacement Debenture has furnished to the Issuer and the Trustee evidence, satisfactory in form and substance to the Issuer and the Trustee, of its ownership of, and of such loss, theft or destruction of, such Debenture and has provided a surety bond and indemnity to the Issuer and the Trustee in amount, form and substance satisfactory to each of them. Any instructions by the Issuer to the Trustee under this section shall include such indemnity for the protection of the Trustee as the Trustee may reasonably require.

(b)
If any mutilated, defaced, lost, stolen or destroyed Debenture has become or is about to become due and payable, the Issuer, in its discretion, may, instead of executing a replacement Debenture, pay to the Holder thereof the full amount outstanding on such mutilated, defaced, lost, stolen or destroyed Debenture.

(c)
Upon the issuance of a replacement Debenture, the Issuer may require the applicant for such replacement Debenture to pay a sum sufficient to cover any tax or other governmental charge that may be imposed in relation to such issuance and any other expenses (including the fees and expenses of the Trustee and the Issuer) connected with such issuance.

(d)
Each replacement Debenture shall bear a unique serial number and be in a form otherwise identical to the Debenture it replaces and shall be entitled to the benefits of this Indenture to the same extent and in the same manner as the Debenture it replaces.

(e)
Unless the Issuer instructs otherwise, the Trustee shall, in accordance with its practice, destroy each mutilated or defaced Debenture surrendered to and cancelled by it and in respect of which a replacement Debenture has been delivered or moneys have been paid and shall, as soon as reasonably practicable, furnish to the Issuer a certificate as to such destruction specifying in numerical sequence the serial numbers of the Debentures so destroyed.

2.19	Access to Lists of Holders
(a) The register of Holders maintained by the Trustee will, at all reasonable times during the regular business hours of the Trustee, be open for inspection by the Issuer.
(b)
If any Beneficial Holder or group of Beneficial Holders, or such one or more Holders as may be permitted by Applicable Law (in each case, the “Applicants”) apply to the Trustee (with a copy to the Issuer), then the Trustee, after having been funded and indemnified to its reasonable satisfaction by such Applicants for its related costs and expenses, shall afford or shall cause the Issuer to afford the Applicants access during normal business hours to the most recent list of Holders within ten (10) Business Days after the receipt of such application by the Trustee. Such list shall be as of a date no more than ten (10) days (or such other date as may be mandated by Applicable Law) prior to the date of receipt of the Applicants’ request.

2.20	Canadian Private Placement Legend

The Debentures and the Common Shares issuable upon conversion of the Debentures have not been qualified for sale to the public under Applicable Securities Laws. The Debentures and, if issued prior to 4 months and a day after the Issue Date, the Common Shares issuable upon conversion of the Debentures, shall bear a legend in the following form unless, in any such case, the Corporation determines that such legend is not required by Applicable Securities Laws in order to permit the holder to freely trade such Debentures:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUE DATE].
2.21	U.S. Legend on Debentures

Any certificate evidencing Debentures that are sold or transferred to a Person in the United States or a U.S. Person (and all securities issued in exchange therefor or substitution thereof, other than the Common Shares, if any, issued upon conversion thereof which shall bear the legend set forth in section  5.4) shall bear a legend in substantially the following form (the “U.S. Legend”); provided that the legend may be removed in accordance with subsection 2.15(g), as applicable:

“THIS DEBENTURE AND COMMON SHARES ISSUABLE UPON CONVERSION OF THIS DEBENTURE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS.  NEITHER THIS DEBENTURE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.  THE HOLDER OF THIS DEBENTURE BY ITS ACCEPTANCE HEREOF AGREES THAT THIS DEBENTURE AND ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR A SUBSIDIARY OF THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF, RULE 144A UNDER THE U.S. SECURITIES ACT, (D) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF, RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.”

2.22	Payment in Shares

Where payment or delivery of Common Shares to Holders is required by the Issuer to be made pursuant to the terms hereof, the Issuer shall deliver to the Trustee for delivery to and on account of the Holders, or in the case of Global Debentures, to the Depository, certificates representing the Common Shares to which the Holders are entitled. In the case of delivery to the Trustee, the Trustee shall deliver to the Holders entitled thereto, the certificates representing such Common Shares, and any cash representing fractional shares as provided for below.

No fractional Common Shares shall be delivered to the Trustee or Holders but, in lieu thereof, if such a fraction shall become owing, the Issuer shall pay to the Trustee on account of the Holders, at the time of delivery of Common Shares, the cash equivalent thereof determined on the basis of the then current market value of the fractional share.  The current market value of a fractional share shall be determined (calculated to the nearest 1/100th of a share) by multiplying the Closing Price of the Common Shares on the Trading Day immediately preceding the date of delivery by such fractional share and rounding the product to the nearest whole cent.

ARTICLE 3
REPURCHASE AND CANCELLATION OF DEBENTURES

3.1	Purchase of Debentures

Provided that no Event of Default has occurred and is continuing, the Issuer may at any time, and from time to time, purchase all or any of the Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a Recognized Stock Exchange) or by tender or by private contract, at any price, subject to compliance with Applicable Securities Laws. Debentures so purchased by the Issuer shall be submitted to the Trustee for cancellation in accordance with subsection 2.17(b).  If an Event of Default, other than an Event of Default under subsection 10.1(i) or 10.1(ii), has occurred and is continuing, the Issuer will not have the right to purchase by private contract.  If an Event of Default under subsection 10.1(i) or 10.1(ii) has occurred and is continuing, the Issuer will not have the right to purchase Debentures in any manner.

If, upon an invitation for tenders, more Debentures than the Issuer is prepared to accept are tendered at the same lowest price, the Debentures to be purchased by the Issuer will be selected by the Trustee on a pro rata basis, from the Debentures tendered by each tendering Holder who tendered at such lowest price. For this purpose the Trustee may make, and may from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Holders, notwithstanding the fact that as a result thereof one or more such Debentures becomes subject to purchase in part only. The Holder of any Debenture of which only a part is purchased upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such Holder, a replacement Debenture for and evidencing the same obligation as the unpurchased part so surrendered, and the Trustee shall certify and deliver such replacement Debenture upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

3.2	Repurchase of Debentures at Option of the Holder upon a Change of Control
(a)
If a Change of Control occurs prior to the Maturity Date, the Issuer shall make an offer to the Holders to repurchase for cash on the Change of Control Repurchase Date all or any portion of the Debentures of each such Holder, at the Change of Control Repurchase Price (the “Change of Control Repayment Offer”) (provided that in the case of a Change of Control caused by Fairfax or any Affiliate thereof, whether by itself or together with any other Person with whom Fairfax or any such Affiliate is acting jointly or in concert, the Issuer shall not be required to make a Change of Control Repayment Offer with respect to any Debentures beneficially held by Fairfax or any Affiliate thereof or any other such

Person).  As promptly as practicable following the Change of Control, but in any event within ten (10) days after the occurrence of such Change of Control, the Issuer shall provide notice of the Change of Control to the Trustee and the Holders in the manner provided in sections 16.2 and 16.3 (the “Change of Control Issuer Notice”). The Change of Control Issuer Notice shall include the form of a Change of Control Repurchase Notice (as defined below) to be completed by the Holder and shall state the Change of Control Repayment Offer and the following:

(i)	the events causing such Change of Control;
(ii)	the date of such Change of Control;
(iii)	the last date by which the Change of Control Repurchase Notice must be delivered to elect the repurchase option pursuant to this section 3.2;
(iv)	the Change of Control Repurchase Date;
(v)	the Change of Control Repurchase Price;
(vi)	the Holder’s right to require the Issuer to purchase all or a portion of the Debentures held by such Holder by accepting the Change of Control Repayment Offer;
(vii)	the name and address of the Trustee;
(viii)	the then effective Conversion Price and Conversion Rate and any adjustments to the Conversion Rate resulting from such Change of Control and details of all such calculations;
(ix)
the procedures that the Holder must follow to exercise conversion rights under Article 5 and that Debentures as to which a Change of Control Repurchase Notice has been given may be converted into Common Shares pursuant to Article 5 of this Indenture only to the extent that the Change of Control Repurchase Notice has been withdrawn in accordance with the terms of this Indenture;

(x)	the procedures that the Holder must follow to exercise rights under this section 3.2;
(xi)	the procedures that the Holder must follow to withdraw a Change of Control Repurchase Notice;
(xii)
that, unless the Issuer fails to pay such Change of Control Repurchase Price, Debentures covered by any Change of Control Repurchase Notice will cease to be outstanding and interest will cease to accrue on and after the Change of Control Repurchase Date; and

	(xiii)	the CUSIP number of the Debentures.

At the Issuer’s request, the Trustee shall give such Change of Control Issuer Notice in the Issuer’s name, at the Issuer’s expense, and within the notice period set out above; provided, that, in all cases, the text of such Change of Control Issuer Notice shall be prepared by the Issuer. If any of the Debentures is in the form of a Book-Entry Only Debenture, then the Issuer shall modify such notice to the extent necessary to accord with the applicable procedures at the Book-Based System relating to the purchase of Book-Entry Only Debentures.

(b)
A Holder may accept a Change of Control Repayment Offer by delivering a written notice (which may be delivered by letter, overnight courier, hand delivery, facsimile transmission or in any other written form and, in the case of Book-Entry Only Debenture, may be delivered electronically or by other means in accordance with the Depository’s applicable procedures) of such acceptance (a “Change of Control Repurchase Notice”) to the Issuer or the Trustee at any time prior to the close of business on the second Business Day next preceding the Change of Control Repurchase Date, subject to extension to comply with Applicable Laws.

(i)
The Change of Control Repurchase Notice shall state: (A) the certificate number (if such Debenture is held other than in global form) of the Debenture which the Holder will deliver to be purchased (or, if the Debenture is a Book-Entry Only Debenture form, any other items required to comply with the applicable procedures), (B) the portion of the principal amount of the Debenture which the Holder will deliver to be purchased, in integral multiples of $1,000, and (C) that such Debenture shall be purchased as of the Change of Control Repurchase Date pursuant to the terms and conditions specified in the Debentures and in this Indenture.

(ii)
The delivery of a Debenture (if such Debenture is held other than in global form) for which a Change of Control Repurchase Notice has been timely delivered to the Trustee and not validly withdrawn prior to, on or after the Change of Control Repurchase Date (together with all necessary endorsements) at the office of the Trustee shall be a condition to the receipt by the Holder of the Change of Control Repurchase Price therefor.

(iii)
The Issuer shall only be obliged to purchase, pursuant to this section 3.2, a portion of a Debenture if the principal amount of such portion is $1,000 or an integral multiple of $1,000 (provisions of this Indenture that apply to the purchase of all of a Debenture also apply to the purchase of such portion of such Debenture).

(c)
Notwithstanding anything herein to the contrary, any Holder delivering to the Trustee the Change of Control Repurchase Notice contemplated by this section 3.2 shall have the right to withdraw such Change of Control

Repurchase Notice in whole or in a portion thereof that is a principal amount of $1,000 or in an integral multiple thereof, at any time prior to the close of business on the third Business Day prior to the Change of Control Repurchase Date by delivery of a written notice of withdrawal to the Trustee in accordance with the procedures set out in the Change of Control Issuer Notice or, if not set out therein, then in accordance with section 3.3.

	(d)	The Trustee shall promptly notify the Issuer of the receipt by it of any Change of Control Repurchase Notice or written withdrawal thereof.
(e)
Anything herein to the contrary notwithstanding, in the case of Book-Entry Only Debentures, any Change of Control Repurchase Notice may be delivered or withdrawn and such securities may be surrendered or delivered for purchase in accordance with the applicable procedures of the Book-Based System as in effect from time to time.

3.3	Effect of Change of Control Repurchase Notice
(a)
Upon receipt by the Trustee of a Change of Control Repurchase Notice from a Holder containing the information specified in section 3.2(b)(i), the Holder of the Debenture in respect of which such Change of Control Repurchase Notice was given shall (unless such Change of Control Repurchase Notice is withdrawn as specified in section 3.3(b)), thereafter be entitled to receive the Change of Control Repurchase Price with respect to such Debenture. The Change of Control Repurchase Price shall be paid to such Holder promptly following the later of (1) the Change of Control Repurchase Date and (2) the time of delivery of such Debenture to the Trustee by the Holder thereof in the manner required by section 3.2. Debentures in respect of which a Change of Control Repurchase Notice has been given by the Holder thereof may not be converted into Common Shares pursuant to Article 5 on or after the date of the delivery of such Change of Control Repurchase Notice unless such Change of Control Repurchase Notice has first been validly withdrawn in accordance with section 3.3(b) with respect to the Debentures to be converted.

(b)
A Change of Control Repurchase Notice may be withdrawn by means of a written notice (which may be delivered by mail, courier, hand delivery, facsimile transmission or in any other written form and, in the case of Book-Entry Only Debentures, may be delivered electronically or by other means in accordance with the applicable procedures of the Book-Based System) of withdrawal delivered by the Holder to the Trustee at any time prior to the close of business on the third Business Day immediately prior to the Change of Control Repurchase Date, specifying (1) the principal amount of the Debenture or portion thereof (which must be a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof), with respect to which such notice of withdrawal is being submitted, (2) if Definitive Debentures have been issued, the certificate number of the Debentures being withdrawn in whole or in part (or if the Debentures are not Definitive Debentures, such written notice must comply with the applicable procedures of the Book-Based System) and (3) the portion of the principal amount of the Debentures that will remain subject to the Change of Control Repurchase Notice, which portion must be a principal amount of $1,000 or an integral multiple thereof.

3.4	Deposit of Change of Control Repurchase Price
(a)
On or before 12:00 p.m. (noon) on the Business Day prior to the applicable Change of Control Repurchase Date, the Issuer shall deposit with the Trustee an amount of money (in immediately available funds), sufficient to pay the aggregate Change of Control Repurchase Price of all the Debentures or portions thereof that are to be purchased as of such Change of Control Repurchase Date, together with accrued and unpaid interest to but excluding the Change of Control Repurchase Date on such Debentures or portions thereof.

(b)
If the Trustee holds, in accordance with the terms hereof, money sufficient to pay the Change of Control Repurchase Price and accrued interest of any Debenture for which a Change of Control Repurchase Notice has been tendered and not withdrawn in accordance with this Indenture then, on the Change of Control Repurchase Date, such Debenture will cease to be outstanding, whether or not the Debenture is delivered to the Trustee, and interest shall cease to accrue, and the rights of the Holder in respect of the Debenture shall terminate (other than the right to receive the Change of Control Repurchase Price and accrued and unpaid interest as aforesaid). The Issuer shall publicly announce the principal amount of Debentures repurchased on or as soon as practicable after the Change of Control Repurchase Date.

(c) The Trustee will promptly return to the respective Holders thereof any Debentures with respect to which a Change of Control Repurchase Notice has been withdrawn in compliance with this Indenture.
(d)
If a Change of Control Repurchase Date falls after an Interest Record Date and on or before the related Interest Payment Date, then interest on the Debentures payable on such Change of Control Repurchase Date will instead be payable to the Holders in whose names the Debentures are registered at the close of business on such Interest Record Date.

3.5	Repayment to the Issuer

To the extent that the aggregate amount of cash deposited by the Issuer pursuant to section 3.3 exceeds the aggregate Change of Control Repurchase Price of the Debentures or portions thereof that the Issuer is obligated to purchase, then on the Change of Control Repurchase Date, the Trustee shall return any such excess cash to the Issuer.

3.6	Debentures Purchased in Part

Any Debenture that is to be purchased only in part shall be surrendered at the office of the Trustee, and promptly after the Change of Control Repurchase Date, the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder of such Debenture, without service charge, a new Debenture or Debentures, of such authorized denomination or denominations as may be requested by such Holder (which must be equal to $1,000 principal amount or any integral thereof), in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Debenture so surrendered that is not purchased.

3.7	Optional Redemption of Debentures
(a)
The Issuer may at its option at any time on or after November 13,  2016, and from time to time thereafter, redeem all, or any of the Debentures on not less than forty (40) and not more than sixty (60) days’ prior notice to the Holders for cash at the following redemption prices:

(i)
104% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2016 and prior to November 13, 2017;

(ii)
103% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2017 and prior to November 13, 2018;

(iii)
102% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2018 and prior to November 13, 2019; and

(iv)
101% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2019 and prior to November 13, 2020.

This redemption right shall not prejudice the right of Holders to convert Debentures to Common Shares at any time up to and including the third Business Day prior to the Redemption Date.
(b)
Concurrently with providing a Redemption Notice, the Issuer shall provide the Trustee with an Officer’s Certificate setting forth the details of any redemption contemplated by this section 3.7 (including the eligibility and interest calculations, if necessary) which the Trustee may rely upon without any independent obligation to verify the accuracy of information set out therein.

3.8	Notice of Redemption

Notice of redemption of the Debentures (the “Redemption Notice”) shall be given by the Issuer to the Trustee and Holders in the form set forth in Schedule 3.8 hereof and in the manner provided in sections 16.2 and 16.3.  Such notice shall include the repurchase price per Debenture (the “Redemption Amount”), the Redemption Date, the places of payment, a statement as to the right of the Holders to convert such Debentures as provided in Article 5, that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date provided that the Issuer has deposited the aggregate Redemption Amount with the Trustee in accordance with section 3.10, and that the Debentures are to be purchased by the Issuer pursuant to the applicable provisions of the Debentures and the Indenture. If the Debentures are Book-Entry Only Debentures, the Redemption Notice must comply with the Book-Based System.  Any Redemption Notice shall be binding and irrevocable and, upon the giving of such notice the Maturity Date of the Debentures will be deemed to be the stated Redemption Date.

3.9	Debentures Due on Redemption Date

Upon a Redemption Notice being given in accordance with section 3.8, the Redemption Amount shall be and become due and payable on the Redemption Date specified in such Redemption Notice and with the same effect as if it were the Maturity Date of such Debentures, the provisions hereof or of any such Debentures notwithstanding, and, from and after such Redemption Date and the deposit of the aggregate Redemption Amount with the Trustee in accordance with section 3.10, interest shall cease and the Debentures shall cease to be Outstanding, whether or not any such Debenture is delivered to the Trustee.  Thereafter, all other rights of the Holder will terminate, other than the right to receive the Redemption Amount payable in respect of such Debentures upon presentation for surrender of such Debentures at any of the places specified in section 3.8 on or after the Redemption Date.

3.10	Deposit of Redemption Moneys

Upon the Debentures being called for redemption for cash as provided for in section 3.8, the Issuer shall deposit with the Trustee or for the account of the Trustee, one (1) Business Day prior to the Redemption Date specified in the Redemption Notice, such sums as are sufficient to pay the aggregate Redemption Amount of the Debentures. From the sums so deposited, the Trustee shall pay or cause to be paid to the Holders, upon surrender of the Debentures, the Redemption Amount thereof together with all accrued and unpaid interest payable.

3.11	Payment and Surrender of Debentures
The Redemption Amount will be payable promptly following presentation and surrender of the Debentures called for redemption, together with necessary endorsements, at the Corporate Trust Office or at any other places specified in the Redemption Notice on or after the Redemption Date.
3.12	Compliance with Applicable Securities Laws upon Purchase of Debentures

In connection with any offer to purchase or redeem Debentures under section 3.2 or section 3.7, the Issuer shall comply with all Applicable Securities Laws in connection with such offer to purchase or purchase of Debentures, all so as to permit the rights of the Holders and obligations of the Issuer under this Article 3 to be exercised in the time and in the manner specified therein.

3.13	Cancellation of Purchased Debentures

All Debentures purchased or repurchased in whole or in part pursuant to this Article 3 shall be forthwith delivered to and cancelled by the Trustee and may not be reissued or resold and no Debentures shall be issued in substitution therefor.

ARTICLE 4
SUBORDINATION OF DEBENTURES

4.1	Applicability of Article

The Indebtedness, liabilities and other obligations of (a) the Issuer hereunder (except as provided in section 13.12(d)) or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Common Shares or other securities similar in nature thereto upon any conversion pursuant to Article 5, and (b) the Guarantors under the Guarantees (collectively, such non-excluded Indebtedness, liabilities and other obligations of the Issuer and the Guarantors are referred to as the “Debenture Liabilities”), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in section 2.14 and the following sections of this Article 4 to the full and final payment of all Specified Senior Indebtedness of the Issuer and the Guarantors and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 4.

4.2	Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Issuer or any Guarantor or any of their respective property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Issuer or any Guarantor or any sale of all or substantially all of the assets of the Issuer or any Guarantor:

(a)
all Specified Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities (other than Permitted Junior Payments);

(b)
any payment or distribution of assets of the Issuer or any Guarantor, whether in cash, property or securities (other than Permitted Junior Payments), to which the holders of the Debentures or the Trustee on behalf of such holders would be entitled except for the provisions of this Article 4, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Specified Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Specified Senior Indebtedness may have been issued, to the extent necessary to pay all Specified Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Specified Senior Indebtedness; and

(c)
the Senior Creditors or a receiver or a receiver-manager of the Issuer or any Guarantor or of all or part of their respective assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Issuer’s or any Guarantor’s assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Holders or the Trustee or any requirement to account to the Trustee or the Holders until after the Specified Senior Indebtedness has been paid in full.

The rights and priority of the Specified Senior Indebtedness and the subordination pursuant hereto shall not be affected by:
	(i)	whether any Senior Security has been granted or is in effect;
(ii)
the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of any Senior Security;

	(iii)	the time or order of the attachment, perfection or crystallization of any security constituted by any Senior Security;
	(iv)	the taking of any collection, enforcement or realization proceedings pursuant to the Specified Senior Indebtedness, including pursuant to any Senior Security;
(v)
the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them, or the Holders or any of them, to any money or property of the Issuer or any Guarantor;

	(vi)	the failure to exercise any power or remedy reserved to the Senior Creditors, including under the Senior Security, or to insist upon a strict compliance with any terms thereof;

	(vii)	whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;
	(viii)	the date of giving or failing to give notice to or making demand upon the Issuer or any Guarantor; or
	(ix)	any other matter whatsoever.
4.3	Subrogation to Rights of Holders of Specified Senior Indebtedness

Subject to the prior payment in full of all Specified Senior Indebtedness, the Holders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Issuer or any Guarantor to the extent of the application thereto of such payments or other assets which would have been received by the Holders but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the Holders of cash, property or securities (other than Permitted Junior Payments), which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Issuer, or any Guarantor or its creditors (other than the Senior Creditors), and the Holders, be deemed to be a payment by the Issuer or the applicable Guarantor to the Senior Creditors or on account of the Specified Senior Indebtedness, it being understood that the provisions of this Article 4 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand, and the Senior Creditors, on the other hand.

The Trustee, for itself and on behalf of each of the Holders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Issuer or any Guarantor or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

4.4	Obligation to Pay Not Impaired

Nothing contained in this Article 4 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Issuer or any Guarantor, their respective creditors other than the Senior Creditors, and the Holders, the obligation of the Issuer and the Guarantors, which is absolute and unconditional, to pay to the Holders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Holders and creditors of the Issuer and the Guarantors other than the Senior Creditors, nor shall anything herein or therein prevent the Trustee or the Holders from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 4 of the Senior Creditors.

4.5	No Payment if Specified Senior Indebtedness in Default

Upon the default in payment when due of any principal, interest or other amount owing with respect to Specified Senior Indebtedness (a “Payment Default”) by lapse of time, acceleration or otherwise, then all such Specified Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities (other than Permitted Junior Payments).

In case of any default or event of default with respect to any Specified Senior Indebtedness, other than a Payment Default, permitting a Senior Creditor to demand payment or accelerate the maturity thereof (a “Non-Payment Default”) and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from a Representative of Specified Senior Indebtedness, no payment (by purchase of Debentures or otherwise) shall be made by the Issuer or any Guarantor with respect to the Debenture Liabilities (other than Permitted Junior Payments) for the period specified below (“Payment Blockage Period”) and during such Payment Blockage Period, neither the Trustee nor the Holders shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures or any Guarantee (except as provided in section 4.8), and during such Payment Blockage Period, such payments shall be held in trust for the benefit of, and, if and when such Specified  Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Specified Senior Indebtedness remaining unpaid until all such Specified Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The Payment Blockage Period shall commence upon the receipt of the Payment Blockage Notice by the Trustee and the Issuer and shall end on the earliest of (i) the 179th day after such commencement, (ii) the date on which such Non-Payment Default (and all other Non-Payment Defaults as to which notice is given after such Payment Blockage Period is initiated) is cured, waived or ceases to exist or on which such Specified Senior Indebtedness is discharged or paid in full in cash or as otherwise agreed to by the holders of Specified Senior Indebtedness, or (iii) the date on which such Payment Blockage Period (and all Non-Payment Defaults as to which notice is given after such Payment Blockage Period is initiated) shall have been terminated by written notice to the Issuer and the Trustee from the representative initiating such Payment Blockage Period, after which, in the case of clauses (i), (ii) and (iii), the Issuer shall promptly resume making any and all required payments in respect of the Securities, including any missed payments.  In no event shall a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Issuer and the Trustee of the notice initiating such Payment Block Period (such 179-day period referred to as the “Initial Period”).  Any number of notices of Non-Payment Defaults may be given during the Initial Period; provided that during any period of 360 consecutive days only one Payment Blockage Period, during which payment of principal of, premium, if any, or interest on, the Debentures may not be made, may commence and the duration of such period may not exceed 179 days.  No Non-Payment Default with respect to any Specified Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period shall be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 360 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action or any breach of a financial covenant for a period ending after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an event of default pursuant to any provision under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).  The Issuer shall deliver a notice to the Trustee promptly after the date on which any Non-Payment Default is cured or waived or ceases to exist or on which the Specified Senior Indebtedness related thereto is discharged or paid in full, and the Trustee is authorized to act in reliance on such notice.

4.6	Payment on Debentures Permitted

Nothing contained in this Article 4 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Issuer to make, or prevent the Issuer from making, at any time except as prohibited by section 4.2 or 4.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by section 4.2 or 4.5 shall not prevent the failure to make such payment from being an Event of Default under subsections 10.1(i) to (v). Nothing contained in this Article 4 shall prevent (except as prohibited by section 4.2 or 4.5) the application by the Trustee of any monies deposited with the Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

4.7	Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 4, including the entering into of contractual subordination agreements (“Subordination Agreements”) with one or more Senior Creditors or a trustee or agent for it or them, and appoints the Trustee his attorney-in-fact for any and all such purposes. Upon request of the Issuer, and upon being furnished an Officer’s Certificate stating that one or more named Persons are Senior Creditors and specifying the amount and nature of the Specified Senior Indebtedness of such Senior Creditor and stating that such Subordination Agreement provides for provisions that are, in the opinion of the Issuer, acting reasonably, in substance not inconsistent with the provisions of this Article 4, the Trustee shall enter into a Subordination Agreement or Subordination Agreements with the Issuer, each applicable Guarantor and the Person or Persons named in such Officer’s Certificate providing that such Person or Persons are entitled to all the rights and benefits of this Article 4 as a Senior Creditor and for such other matters, including those in addition to the provisions of this Article 4, as the Senior Creditor may reasonably request that, in the opinion of the Issuer, acting reasonably, are in substance not inconsistent with the provisions of this Article 4, and including for certainty, an agreement not to amend the provisions of this Article 4 and the definitions used herein without the consent of such Senior Creditor. Such agreement shall be conclusive evidence that the indebtedness specified therein is Specified Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

4.8	Knowledge of Trustee

Notwithstanding the provisions of this Article 4 or any provision in this Indenture or in the Debentures, the Trustee will not be charged with knowledge of any Specified Senior Indebtedness or of any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Trustee, or the taking of any other action by the Trustee, unless and until the Trustee has received written notice thereof from the Issuer, any Holder or any Senior Creditor.

4.9	Trustee May Hold Specified Senior Indebtedness

The Trustee is entitled to all the rights set forth in this Article 4 with respect to any Specified Senior Indebtedness at the time held by it, to the same extent as any other holder of Specified Senior Indebtedness, and nothing in this Indenture deprives the Trustee of any of its rights as such holder.

4.10	Rights of Holders of Specified Senior Indebtedness Not Impaired

No right of any present or future holder of any Specified Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Issuer or any Guarantor or by any non-compliance by the Issuer or any Guarantor with the terms, provisions and covenants of this Indenture or any other Indenture Documents, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

4.11	Altering the Specified Senior Indebtedness

The holders of the Specified Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Specified Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Issuer and the Guarantors, all without notice to or consent of the Holders or the Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Holders or the Trustee.

4.12	Right of Holder to Receive Common Shares Not Impaired
The subordination of the Debentures to the Specified Senior Indebtedness and the provisions of this Article 4 do not impair in any way the right of a Holder to convert its Debentures pursuant to Article 5, or to receive Common Shares or other securities similar in nature thereto upon any conversion pursuant to Article 5 or at maturity pursuant to Article 6.
4.13	Contesting Security

The Trustee, for itself and on behalf of the Holders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 5
CONVERSION

5.1	Conversion Right
(a)
Except as set forth in section 3.3(a), each Holder shall have the right at any time during the Permitted Conversion Period at its option to convert each $1,000 principal amount of its Debentures into Common Shares at the Conversion Rate in effect at such time, all on the terms and subject to the conditions provided in this Article 5, provided that the only shares issuable on conversion of the Debentures shall be Prescribed Securities.

	(b)	[Intentionally deleted.]
	(c)	[Intentionally deleted.]
(d)
In order to exercise its option to convert provided pursuant to subsection (a), a Holder will, subject to the proviso herein, be required to deliver to the Trustee at the Corporate Trust Office a conversion notice in the form set forth in Schedule 5.1(b) (the “Conversion Notice”) (with a copy to the Issuer), duly completed and executed by the Holder or its executors, administrators or other legal representatives or its  or their attorney duly appointed by instrument in form and execution satisfactory to the Trustee, together with the related Debentures. The Conversion Notice shall specify the date of conversion (the “Conversion Date”) of the Debentures, which Conversion Date shall be a date that falls within the Permitted Conversion Period.

	(e)	Upon receipt of a Conversion Notice from the Holder, the Issuer shall ensure that the following conditions are met:
(i)
unless, pursuant to the terms of this Indenture, Common Shares are no longer issuable upon conversion, the Common Shares to be issued on conversion shall be issued from treasury of the Issuer, shall be fully paid and non-assessable Common Shares, and shall be free of any Lien or adverse claim;

		(ii)	unless a Change of Control has occurred, the Common Shares to be issued shall be listed for trading on a Recognized Stock Exchange;
(iii)
unless a Change of Control has occurred, the Issuer shall be a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the Provinces of Canada in which the Issuer is then a reporting issuer;

		(iv)	no Default or Event of Default shall have occurred and be continuing; and
(v)
the receipt by the Trustee of an Officer’s Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures, plus the accrued and unpaid interest thereon, and the calculation of the Conversion Rate.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Conversion Date, the Issuer shall in lieu of delivery of the Common Shares that would otherwise be issuable pursuant to the Conversion Notice pay in cash the product of the Current Market Price of the Common Shares on the date on which the Conversion Notice is given by the Holder to the Issuer multiplied by the number of Common Shares into which the principal amount of the Debentures would then be convertible unless such Holder waives the conditions which are not satisfied or extends the time by which the Issuer is to satisfy such conditions.

5.2	Completion of Conversion
(a)
Subject to section 5.1, as promptly as practicable but no later than the Conversion Date, the Issuer shall make a Common Share Payment together with a certified cheque, bank draft or wire transfer of electronic funds in the amount of the accrued and unpaid interest thereon, and if the Holder has elected to convert a principal amount of Debentures, (the “exercised amount”), which is less than the principal amount of all Debentures of which such Person is the Holder immediately prior to such exercise (the “registered amount”), Debenture(s) registered in the name of such Holder in an aggregate principal amount equal to the amount by which the registered amount exceeds the exercised amount.

(b)
All Debentures converted in whole or in part pursuant to this Article 5 shall be forthwith delivered to and cancelled by the Trustee and the Trustee shall amend the register maintained by it accordingly.

	(c)	Except as provided herein, Debentures which have been converted may not be reissued or resold.

5.3	Relating to the Issue of Common Shares
(a)
A Holder shall be treated as the shareholder of record of the Common Shares issued on due conversion of his Debentures and the issuance of Common Shares shall be deemed to have occurred, for all purposes, effective immediately after the close of business on the Conversion Date; such Holder shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Trustee receives the same, it shall hold the same under gratuitous deposit for the benefit of such Holder.

(b)
The Issuer shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited) solely for the purpose of issue and delivery upon the conversion of Debentures, and shall issue to Holders who may exercise their conversion rights hereunder such number of Common Shares as shall be issuable in such events.

(c)
The Issuer shall comply with all Applicable Securities Laws regulating the issue and delivery of Common Shares upon conversion of Debentures, shall use commercially reasonable efforts to obtain any regulatory approval (excluding, for the avoidance of doubt, the filing of any prospectus or similar document in any jurisdiction) in respect thereof as may be required pursuant to Applicable Securities Laws and shall use commercially reasonable efforts to cause to be listed and posted for trading such Common Shares on each Recognized Stock Exchange prior to the issuance thereof.

5.4	U.S. Legend on Common Shares

Each certificate representing the Common Shares issued upon conversion of a Debenture bearing the U.S. Legend (and all Common Shares issued in exchange therefor or substitution thereof) shall bear a legend in substantially the following form; provided that if any Common Shares bearing the following legend are being sold outside of the United States to non-U.S. Persons in accordance with Regulation S under the U.S. Securities Act, the legend may be removed by providing a duly completed and signed declaration to the Transfer Agent, to the effect set forth in Schedule 5.4 hereof:

“THE COMMON SHARES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”) OR ANY APPLICABLE STATE SECURITIES LAWS.  NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS SUCH TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT

TO, SUCH REGISTRATION. THE HOLDER OF THIS SECURITY BY ITS ACCEPTANCE HEREOF AGREES THAT THIS SECURITY AND ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE ISSUER OR ANY SUBSIDIARY OF THE ISSUER, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF,  RULE 144A UNDER THE U.S. SECURITIES ACT, (D) IN ACCORDANCE WITH, AND IN A TRANSACTION MEETING THE REQUIREMENTS OF,  RULE 144 UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, OR (F) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT, AND IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION.”

Any such Common Shares as to which such restrictions on transfer shall have expired in accordance with their terms may, upon surrender of the certificates representing such Common Shares for exchange in accordance with the procedures of the Transfer Agent, be exchanged for a new certificate or certificates for a like aggregate number of Common Shares, which shall not bear the foregoing restrictive legend.

5.5	No Remuneration for Soliciting Conversions

The Issuer and the Trustee agree that no commission or other remuneration will be paid or given, directly or indirectly, to any Person in connection with the solicitation of any conversion or exchange of the Debentures into or for the Common Shares.

ARTICLE 6
MATURITY

6.1	Payment of Principal and Interest at Maturity

On the Maturity Date, the Issuer shall pay to the Holders all of the principal thereon and all accrued and unpaid interest thereto, up to but excluding the Maturity Date.  Payment of principal and accrued and unpaid interest shall be made to the Holders in the manner contemplated by section 2.10 or 2.13, as the case may be.

ARTICLE 7
ADJUSTMENTS

7.1	Adjustment of Conversion Rate

The Conversion Rate shall be adjusted from time to time by the Issuer as set out in this Article 7.  If any calculation is based on the Current Market Price or Closing Price, and any other amount or the price of a security used in the calculation is in a currency different than the currency of the Current Market Price or Closing Price being used in that calculation (the “Trading Currency”), that amount will be first converted to the Trading Currency on the basis of the appropriate Exchange Rate.  The Conversion Rate shall be adjusted from time to time by the Issuer as set out as follows:

(a)
If the Issuer pays a dividend or makes a distribution on all or substantially all of its outstanding Common Shares in Common Shares, the Conversion Rate in effect immediately prior to the record date for the determination of shareholders entitled to receive such dividend or other distribution shall be increased so that the same shall equal the rate determined by the Issuer by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which the numerator shall be the sum of the number of Common Shares outstanding at the close of business on such record date plus the total number of Common Shares constituting such dividend or other distribution and of which the denominator shall be the number of Common Shares outstanding at the close of business on such record date. Such adjustment shall be made successively whenever any such dividend or distribution is made and shall become effective immediately after such record date. For the purpose of this subsection 7.1(a), the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Issuer. The Issuer will not pay any dividend or make any distribution on Common Shares held in the treasury of the Issuer. If any dividend or distribution of the type described in this clause is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b)
If the Issuer subdivides its outstanding Common Shares into a greater number of shares, or combines its outstanding Common Shares into a smaller number of shares, the Conversion Rate in effect immediately prior to the day upon which such subdivision or combination becomes effective shall be, in the case of a subdivision of Common Shares, proportionately increased and, in the case of a combination of Common Shares, proportionately reduced. Such adjustment shall be made successively whenever any such subdivision or combination of the Common Shares occurs and shall become effective immediately after the date upon which such subdivision or combination becomes effective.

	(c)	If the Issuer fixes a record date for the issue of rights, options or warrants to all or substantially all holders of its outstanding Common Shares entitling them (for a period expiring within forty-five (45) days after the record date for such issuance) to subscribe for or purchase Common Shares (or Convertible Securities) (as defined below) at a price per share (or, as the case may be, having a conversion price, exchange price or exercise price per share) less than 95% of the Current Market Price per Common Share on the record date for the determination of shareholders entitled to receive such rights, options or warrants, the Conversion Rate in effect immediately prior thereto shall be adjusted so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to such record date by a fraction of which the numerator shall be the number of Common Shares outstanding at the close of business on such record date plus the number of additional Common Shares that such rights, options or warrants entitle holders thereof to subscribe for or purchase (or into which such Convertible Securities are convertible, exercisable or exchangeable) and of which the denominator shall be the number of Common Shares outstanding at the close of business on such record date plus the number of shares which the aggregate offering price of the total number of Common Shares so offered for subscription or purchase (or the aggregate conversion price of the Convertible Securities so offered for subscription or purchase, which shall be determined by multiplying the number of Common Shares issuable upon conversion of such Convertible Securities by the conversion price per Common Share pursuant to the terms of such Convertible Securities) would purchase at the Current Market Price per Common Share on such record date. Such adjustment shall be made successively whenever any such rights, options or warrants (or Convertible Securities) are issued, and shall become effective immediately after such record date.

To the extent that Common Shares (or Convertible Securities) are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustments made upon the issuance of such rights, options or warrants been made on the basis of delivery of only the number of Common Shares (or Convertible Securities) actually delivered. If such rights, options or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if the record date for the determination of shareholders entitled to receive such rights, options or warrants had not been fixed.

In determining whether any rights, options or warrants entitle the shareholders to subscribe for or purchase Common Shares at a price less than 95% of the Current Market Price per Common Share and in determining the aggregate offering price of the total number of Common Shares so offered, there shall be taken into account any consideration received by the Issuer for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(d)
If the Issuer pays a dividend or other distribution to all or substantially all holders of its Common Shares consisting of evidences of indebtedness or other assets of the Issuer, including securities (excluding (i) any issuance of rights, options or warrants for which an adjustment was made pursuant to subsection 7.1(c), (ii) dividends or distributions in connection with a reclassification, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to subsection 7.5, or pursuant to any Rights Plan, (iii) any dividend or distribution paid exclusively in cash for which an adjustment was made pursuant to subsection 7.1(f) or (iv) any dividend or distribution paid in Common Shares for which an adjustment was made pursuant to subsection 7.1(a)) (the “Distributed Property”), then in each such case (unless the Issuer distributes such Distributed Property for distribution to the Holders of Debentures on such dividend or distribution date as if each Holder had converted such Debenture into Common Shares immediately prior to the record date with respect to such distribution) the Conversion Rate shall be adjusted so that the same shall equal the rate determined by multiplying (X) the Conversion Rate in effect immediately prior to the record date fixed for the determination of shareholders entitled to receive such dividend or distribution by (Y) a fraction of which the numerator shall be the Current Market Price per Common Share on such record date and of which the denominator shall be Current Market Price per Common Share on such record date less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) on such record date of the portion of the Distributed Property so distributed applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on such record date). Such adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of shareholders entitled to receive such distribution. In the event that such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

If the then fair market value (as so determined) of the portion of the Distributed Property so distributed applicable to one Common Share is equal to or greater than the Current Market Price per Common Share on such record date, then in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of a Debenture shall have the right to receive upon conversion the amount of Distributed Property so distributed that such Holder would have received had such Holder converted each Debenture on such record date. If the Board of Directors determines the fair market value of any distribution for purposes of this subsection 7.1(d) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

Notwithstanding the foregoing, if the securities distributed by the Issuer to all holders of its Common Shares consist of common shares of, or similar equity interests in, a Subsidiary or other business unit of the Issuer (the “Spinoff Securities”), the Conversion Rate shall be adjusted, unless the Issuer makes an equivalent distribution to the Holders of the Debentures, so that the same shall be equal to the rate determined by multiplying the Conversion Rate in effect on the record date fixed for the determination of shareholders entitled to receive such distribution by a fraction, the numerator of which shall be the sum of (A) the average Closing Price of one Common Share over the ten consecutive Trading Day period (the “Spinoff Valuation Period”) commencing on and including the fifth Trading Day after the date on which ex-dividend trading commences for such distribution on the TSX or such other Recognized Stock Exchange on which the Common Shares are then listed or quoted and (B) the average of the Closing Prices over the Spinoff Valuation Period of the Spinoff Securities multiplied by the number of Spinoff Securities distributed in respect of one Common Share and the denominator of which shall be the average Closing Price of one Common Share over the Spinoff Valuation Period, such adjustment to become effective immediately prior to the opening of business on the fifteenth Trading Day after the date on which ex-dividend trading commences; provided, however, that the Issuer may in lieu of the foregoing adjustment elect to make adequate provision so that each Holder of Debentures shall have the right to receive upon conversion thereof the amount of such Spinoff Securities that such Holder would have received if such Debentures had been converted on the record date with respect to such distribution.

(e)
With respect to any rights or warrants (the “Rights”) that may be issued or distributed pursuant to any shareholder rights plan that the Issuer implements after the date of this Indenture (a “Rights Plan”), to the extent that such Rights Plan is in effect upon a conversion of Debentures, the Holders of Debentures will receive as a result of becoming a holder of Common Shares and not as additional consideration for the conversion of the Debentures, with respect to the Common Shares issued upon conversion, the Rights described therein (whether or not the Rights have separated from the Common Shares at the time of conversion), subject to the limitations set forth in and in accordance with any such Rights Plan; provided that, if, at the time of conversion, however, the Rights have separated from the Common Shares in accordance with the provisions of the Rights Plan so that Holders would not be entitled to receive any Rights in respect of the Common Shares issuable upon conversion of the Debentures as a result of the timing of the Conversion Date, the Conversion Rate will be adjusted as if the Issuer distributed to all holders of Common Shares Distributed Property constituting such Rights, as provided in the first paragraph of subsection 7.1(d), subject to appropriate readjustment in the event of the expiration, termination, repurchase or redemption of the Rights. Any distribution of rights or warrants pursuant to a Rights Plan complying with the requirements set forth in the immediately preceding sentence of this paragraph shall not otherwise constitute a distribution of rights or warrants pursuant to this Article 7. Other than as specified in this subsection 7.1(e), there will not be any adjustment to the Conversion Rate as the result of the issuance of any Rights, the distribution of separate certificates representing such Rights, the exercise or redemption of such Rights in accordance with any Rights Plan or the termination or invalidation of any Rights.

(f)
If the Issuer, by dividend or otherwise, at any time distributes (a “Triggering Distribution”) to all holders of its Common Shares a payment consisting exclusively of cash (excluding (i) any Distributions Paid in the Ordinary Course, and (ii) any dividend or distribution in connection with the liquidation, dissolution or winding-up of the Issuer, whether voluntary or involuntary), the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying such Conversion Rate in effect immediately prior to the close of business on the record date for such Triggering Distribution (a “Determination Date”) by a fraction of which the numerator shall be such Current Market Price per Common Share on the Determination Date and the denominator of which shall be the Current Market Price per Common Share on the Determination Date less the amount of such cash dividend or distribution applicable to one Common Share (determined on the basis of the number of Common Shares outstanding at the close of business on the Determination Date), such increase to become effective immediately prior to the opening of business on the day following the date on which the Triggering Distribution is paid. If the amount of the cash dividend or distribution applicable to one Common Share is equal to or greater than the Current Market Price per Common Share on the Determination Date, then in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder of a Debenture shall have the right to receive upon conversion the amount of cash so distributed that such Holder would have received had such Holder converted each Debenture on such Determination Date. In the event that such dividend or distribution is not so paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(g)
If any issuer bid made by the Issuer or any of its Subsidiaries for all or any portion of Common Shares expires, then, if the issuer bid shall require the payment to shareholders of consideration per Common Share having a fair market value (determined as provided below) that exceeds the Closing Price per Common Share on the Trading Day next succeeding the last date (the “Expiration Date”) deposits could have been made pursuant to such issuer bid (as it may be amended) (the last time at which such tenders could have been made on the Expiration Date is hereinafter sometimes called the “Expiration Time”), the Conversion Rate shall be increased so that the same shall equal the rate determined by multiplying the Conversion Rate in effect immediately prior to the close of business on the Expiration Date by a fraction of which the numerator shall be the sum of (A) the fair market value of the aggregate consideration (the fair market value as determined in good faith by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) payable to shareholders based on the acceptance (up to any maximum specified in the terms of the issuer bid) of all Common Shares validly tendered and not withdrawn as of the Expiration Time (the shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Shares”) and (B) the product of the number of Common Shares outstanding (less any Purchased Shares and excluding any shares held in the treasury of the Issuer) at the Expiration Time and the Closing Price per Common Share on the Trading Day next succeeding the Expiration Date and the denominator of which shall be the product of the number of Common Shares outstanding (including Purchased Shares but excluding any shares held in the treasury of the Issuer) at the Expiration Time multiplied by the Closing Price per Common Shares on the Trading Day next succeeding the Expiration Date, such increase to become effective immediately prior to the opening of business on the day following the Expiration Date. In the event that the Issuer is obligated to purchase shares pursuant to any such issuer bid, but the Issuer is permanently prevented by Applicable Law from effecting any or all such purchases or any or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate which would have been in effect based upon the number of shares actually purchased, if any. If the application of this subsection 7.1(g) to any issuer bid would result in a decrease in the Conversion Rate, no adjustment shall be made for such issuer bid under this subsection 7.1(g).

(h)
If the Issuer shall issue Common Shares (or rights or warrants or other securities exercisable or convertible into or exchangeable for Common Shares (collectively, “Convertible Securities”)) pursuant to a non-public offering (other than in Permitted Transactions (as defined below) or a transaction to which section 7.1(a), 7.1(c) or 7.1(d) is applicable) without consideration or at a consideration per Common Share (or having a conversion price, exercise price or exchange price per Common Share) that is less than 95% of the Current Market Price on the last Trading Day preceding the date of the agreement on pricing such Common Shares (or such Convertible Securities) (such date of the agreement on pricing, the “Pricing Date”) (any such events being a “Non-Public Offering”) then, in such event and subject to the approval of the TSX, the Conversion Rate in effect immediately prior to the Pricing Date shall be increased so that the same shall equal the rate determined by multiplying such Conversion Rate by a fraction of which the numerator shall be the sum of (A) the number of Common Shares outstanding immediately prior to the Pricing

Date and (B) the number of additional Common Shares issued (or into which Convertible Securities may be exercised or converted) and of which the denominator shall be the sum of (A) the number of Common Shares outstanding immediately prior to the Pricing Date and (B) the number of Common Shares which the aggregate consideration receivable by the Issuer for the total number of Common Shares so issued (or into which Convertible Securities may be exercised or converted) would purchase at the Current Market Price on the last Trading Day preceding the Pricing Date, such increase to become effective immediately prior to the opening of business on the seventh Trading Day following the closing of the Non-Public Offering.

For purposes of the foregoing, the aggregate consideration receivable by the Issuer in connection with the issuance of such Common Shares or Convertible Securities shall be deemed to be equal to the sum of the net offering price (including the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive evidence of such fair market value and which shall be evidenced by an Officer’s Certificate delivered to the Trustee) of any non-cash consideration and after deduction of any related expenses payable to third parties) of all such securities plus the minimum aggregate amount, if any, payable upon exercise or conversion of any such Convertible Securities into Common Shares; and “Permitted Transactions” shall mean issuances (i) in a merger, amalgamation, arrangement or consolidation transaction, (ii) in connection with employee benefit plans and compensation related arrangements in the ordinary course and approved by the Board of Directors, or (iii) in connection with a public or broadly marketed offering and sale of Common Shares or Convertible Securities for cash, conducted on a basis consistent with offerings by public companies of similar size in their own capital raising transactions.  Such adjustments shall be made successively whenever any Common Shares or Convertible Securities are issued.

(i)
In case the Issuer takes any action affecting the Common Shares other than action described in this section 7.1, which in the opinion of the Board of Directors would materially affect the conversion rights of Holders, the Conversion Price and the Common Shares issuable upon conversion of the Debentures must be adjusted in such manner and at such time, by action of the Board of Directors, subject to the prior written consent of the TSX and any other Recognized Stock Exchange on which the Debentures or the Common Shares are then listed, as the Board of Directors in its sole discretion may determine to be equitable in the circumstances. Failure of the Board of Directors to make such an adjustment will be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j)	For purposes of this section, the term “issuer bid” shall mean and include both issuer bids and exchange offers, all references to “purchases” of shares in issuer bids (and all similar references) shall mean and include both the purchase of shares in issuer bids and the acquisition of shares pursuant to exchange offers, and all references to “tendered shares” (and all similar references) shall mean and include shares tendered in both issuer bids and exchange offers.

(k)
For purposes of any computation under subsection 7.1(g), if the “ex” date for any event (other than the issuer bid that is the subject of the adjustment pursuant to subsection 7.1(g)) that requires an adjustment to the Conversion Rate pursuant to subsection 7.1(a), (b), (c), (d), (e) or (f) occurs on the date of the Expiration Time for the tender or exchange offer requiring such computation or on the Trading Day next following the Expiration Time, the Closing Price for each Trading Day on and after the “ex” date for such other event shall be adjusted by dividing such Closing Price by the reciprocal of the fraction by which the Conversion Rate is so required to be adjusted as a result of such other event. For purposes of this subsection (k) the term “ex” date, when used:

(1)
with respect to any issuance or distribution, means the first date on which the Common Shares trade “regular way” on the relevant exchange or in the relevant market from which the Closing Price was obtained without the right to receive such issuance or distribution;

(2)
with respect to any subdivision or combination of Common Shares, means the first date on which the Common Shares trade “regular way” on such exchange or in such market after the time at which such subdivision or combination becomes effective, and

	(3)	with respect to any tender or exchange offer, means the first date on which the Common Shares trade regularly on such exchange or in such market after the Expiration Time of such offer.

Notwithstanding the foregoing, whenever successive adjustments to the Conversion Rate are called for pursuant to this section 7.1, such adjustments shall be made to the Current Market Price as may be necessary or appropriate to effectuate the intent of this section 7.1 and to avoid unjust or inequitable results as determined in good faith by the Board of Directors and evidenced by an Officer’s Certificate delivered to the Trustee.

In any case in which this section 7.1 shall require that an adjustment be made following a record date, a Determination Date or Expiration Date, as the case may be, established for the purposes specified in this section 7.1, the Issuer may elect to defer (but only until five (5) Business Days following the filing by the Issuer with the Trustee of the certificate described in section 7.3) issuing to the Holder of any Debenture converted after such record date, Determination Date or Expiration Date the Common Shares of the Issuer issuable upon such conversion over and above the Common Shares (or other cash, property or securities, as applicable) issuable upon such conversion only on the basis of the Conversion Rate prior to adjustment; and, in lieu of any cash, property or securities the issuance of which is so deferred, the Issuer shall issue or cause its transfer agents to issue due bills or other appropriate evidence prepared by the Issuer of the right to receive such cash, property or securities. If any distribution in respect of which an adjustment to the Conversion Rate is required to be made as of the record date, Determination Date or Expiration Date therefor is not thereafter made or paid by the Issuer for any reason, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or such record date, Determination Date or Expiration Date had not occurred.

For purposes of this section 7.1, “record date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares have the right to receive any cash, securities or other property or in which the Common Shares (or other applicable security) are exchanged or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether or not such date is fixed by the Board of Directors or by statute, contract or otherwise).

If one or more event occurs requiring an adjustment be made to the Conversion Rate for a particular period, adjustments to the Conversion Rate shall be determined by the Issuer’s Board of Directors to reflect the combined impact of such Conversion Rate adjustment events, as set out in this section 6.1, during such period.

7.2	No Adjustment
(a)
Subject to approval of the TSX, no adjustment in the Conversion Rate shall be required if Holders may participate in the transactions set forth in section 7.1 above (to the same extent as if the Debentures had been converted into Common Shares immediately prior to such transactions) without converting the Debentures held by such Holders. Any such participation in a transaction will be subject to the prior approval of the TSX.

(b)
No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Rate as last adjusted; provided, however, that any adjustments which would be required to be made but for this section 7.2(b) shall be carried forward and taken into account in any subsequent adjustment. The Issuer shall adjust for any carry forward amount upon conversion regardless of the 1% threshold. All calculations under this Article 7 shall be made to the nearest cent or to the nearest one-ten thousandth of a share, as the case may be, with one half cent and 0.00005 of a share, respectively, being rounded upward.
(c)
No adjustment in the Conversion Rate shall be required for issuances of Common Shares pursuant to an Issuer plan for reinvestment of dividends or interest. Except as expressly provided in section 7.1, no adjustment in the Conversion Rate shall be required for issuances of Common Shares or any Convertible Securities, including the issuance of Common Shares or options to purchase Common Shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by the Issuer, upon the issuance of Common Shares pursuant to any option, warrant or right, or exercise of any exchangeable or convertible security outstanding as of the Issue Date, and repurchases by the Issuer of Common Shares not expressly discussed in this Article 7.

	(d)	To the extent that the Debentures become convertible into the right to receive cash, no adjustment need be made thereafter as to the cash.
7.3	Notice of Adjustment

Whenever the Conversion Rate or conversion privilege is required to be adjusted pursuant to this Indenture, the Issuer shall promptly mail to Holders a notice of the adjustment and file with the Trustee an Officer’s Certificate briefly stating the facts requiring the adjustment and the manner of computing it. Failure to mail such notice or any defect therein shall not affect the validity of any such adjustment. Unless and until the Trustee shall receive an Officer’s Certificate setting forth an adjustment of the Conversion Rate, the Trustee may assume without inquiry that the Conversion Rate has not been adjusted and that the last Conversion Rate of which it has knowledge remains in effect.

7.4	Notice of Certain Transactions

In the event that there is a dissolution or liquidation of the Issuer, the Issuer shall mail to Holders and file with the Trustee a notice stating the proposed effective date. The Issuer shall mail such notice at least ten (10) days before such proposed effective date. Failure to mail such notice or any defect therein shall not affect the validity of any transaction referred to in this section 7.4.

7.5	Effect of Recapitalization, Reclassification, Consolidation, Merger or Sale.
If any of following events occur (each, a “Business Combination”):
	(a)	any recapitalization, reclassification or change of the Common Shares, other than changes resulting from a subdivision or a combination,
	(b)	a consolidation, amalgamation, merger, arrangement or combination involving the Issuer,

	(c)	a sale, conveyance or lease to another corporation of all or substantially all of the property and assets of the Issuer, other than one or more of the Issuer’s Subsidiaries, or
	(d)	any statutory share exchange,

in each case as a result of which holders of Common Shares are entitled to receive shares, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for Common Shares, the Issuer or the successor or purchasing corporation, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with Applicable Laws as in force at the date of execution of such supplemental indenture) providing that the Holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such Business Combination had such Debentures been converted into Common Shares immediately prior to such Business Combination.

In the event holders of Common Shares have the opportunity to elect the form of consideration to be received in such Business Combination, the Debentures will be convertible into the weighted average of the kind and amount of consideration received by the holders of the Common Shares that affirmatively make such an election. The Issuer may not become a party to any such transaction unless its terms are consistent with this section 7.5. Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 7. If, in the case of any such Business Combination, the stock or other securities and assets receivable thereupon by a holder of Common Shares includes shares of stock or other securities and assets of a corporation other than the successor or purchasing corporation, as the case may be, in such Business Combination, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Debentures as the Board of Directors shall reasonably consider necessary by reason of the foregoing, including to the extent practicable the provisions providing for the repurchase rights set forth in Article 3 hereof. Notwithstanding anything contained in this section, and for the avoidance of doubt, this section shall not affect the right of a Holder to convert its Debentures into Common Shares prior to the effective date of the Business Combination in accordance with the terms of this Indenture.

7.6	Voluntary Increase

Subject to approval of the TSX, the Issuer from time to time may increase the Conversion Rate, to the extent permitted by law, by any amount for any period of time if the period is at least twenty (20) days, its Board of Directors has made a determination that this increase would be in the Issuer’s best interests, and the Issuer provides fifteen (15) days’ prior written notice of any increase in the Conversion Rate to the Trustee and Holders.  Subject to the approval of the TSX, the Issuer may also make such an increase to the Conversion Rate as the Board of Directors determines would avoid or diminish Canadian federal income tax to holders of Common Shares in connection with a dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for Canadian federal income tax purposes.

7.7	Protection of Trustee

The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same; and shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or other property which may at any time be issued or delivered upon the conversion of any Debenture; and the Trustee, except to the extent that there has been a failure by the Trustee or its employees or Agents to act honestly and in good faith or where the Trustee or its employees or agents have acted negligently or in wilful disregard of their obligations hereunder or shall not have complied with Article 13, shall not be responsible for any failure of the Issuer to make any cash payment or to issue, transfer or deliver Common Shares or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article 7.

ARTICLE 8
NEGATIVE COVENANTS

8.1	Limitation on Indebtedness

Without the consent of the Holders of not less than 66 2/3% of the aggregate principal amount of the Debentures then Outstanding, the Issuer shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness or permit any Indebtedness to be outstanding, other than:

	(a)	the Debentures and the Guarantees;
	(b)	Specified Senior Indebtedness in an aggregate principal amount at any one time outstanding not to exceed $550,000,000;
	(c)	Indebtedness in an aggregate principal amount at any one time outstanding not to exceed $450,000,000, comprised of:
(i) Indebtedness secured by a Purchase Money Security Interest including Capital Leases;
(ii) Indebtedness incurred in connection with a sale and leaseback of real property;

	(iii)	Indebtedness incurred under a securitization or factoring of receivables;
	(iv)	Indebtedness of any Subsidiary acquired by the Borrower or its Subsidiaries that existed prior to such acquisition and not incurred in contemplation of such acquisition;
	(v)	Indebtedness incurred to finance insurance premiums;
	(vi)	other Indebtedness (other than Specified Senior Indebtedness) provided that such Indebtedness shall be unsecured; or
	(vii)	Indebtedness incurred to refinance any Indebtedness referred to in clauses (i) through (iv) above.
(d)
Indebtedness that by its terms is subordinated to the Debentures or to the applicable Guarantee, as the case may be, on terms substantially similar, mutatis mutandis, to the provisions of Article 4 herein and has a maturity at least six months after the Maturity Date; and

(e)
Indebtedness owing by the Issuer to any of its Subsidiaries and Indebtedness owing by a Subsidiary of the Issuer to the Issuer or any of its Subsidiaries; provided that if any such Indebtedness (i) is owed by the Issuer or a Guarantor to a Subsidiary that is not a Guarantor and (ii) together with all other Indebtedness owed by the Issuer and the Guarantors to such non-Guarantor Subsidiary is in an aggregate principal amount outstanding at any one time in excess of $10,000,000, then such Indebtedness shall at such time be subordinated to the Debentures or to the applicable Guarantee, as the case may be, on terms substantially similar, mutatis mutandis, to the provisions of Article 4 herein; provided further that with respect any such Indebtedness outstanding as of the date of this Indenture, the Issuer shall not be required to effect such subordination with respect thereto until the date that is 30 days after the date of this Indenture.

For purposes of determining compliance with this section 8.1, and the outstanding principal amount of any particular Indebtedness shall be counted only once, and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness shall not be double counted; and in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (b) through (d) above (or any subclause thereof), the Issuer will be permitted to classify such item of Indebtedness in whole or in part in any manner that complies with this covenant, including by allocation to more than one other type of Indebtedness. In addition, any Indebtedness originally classified as having been incurred pursuant to clauses (b) through (d) above (or any subclause thereof) may later be reclassified by the Issuer such that it will be deemed as having been incurred pursuant to another of such clauses or subclauses to the extent that such reclassified Indebtedness could be incurred pursuant to such new clause or subclause at the time of such reclassification.
8.2	Negative Pledge

Without the consent of the Holders of not less than of not less than 66 2/3% of the aggregate principal amount of the Debentures then Outstanding, the Issuer shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien on their present or future property or assets, except for Permitted Liens.

8.3	Dividend Increase

The Issuer shall not cause or permit a Dividend Increase except at least thirty (30) days prior to the record date for holders of Common Shares for the next dividend payable by the Issuer on its Common Shares.

8.4	No Merger

Other than a transaction that constitutes or results in a Change of Control, the Issuer and the Guarantors shall not conduct a transaction that constitutes a merger, amalgamation, arrangement, reorganization or other Business Combination of the Issuer or any Guarantor, unless, in the case of a transaction to which the Issuer is a party, the successor corporation resulting from such merger, amalgamation, arrangement, reorganization or other Business Combination has securities into which the Debentures may be converted and such securities are (i) listed for trading on a Recognized Stock Exchange, and (ii) Prescribed Securities, and, in each case, unless the Issuer or such Guarantor complies with the requirements of Article 15 and provided further that the provisions of this section 8.4 shall not relieve the Issuer from the obligations under section 3.2 if such transaction triggers the provisions of section 3.2.

8.5	Hedging
The Issuer shall not, and shall not permit any of its Subsidiaries to, enter into any speculative hedging transaction.
ARTICLE 9
COVENANTS OF THE ISSUER

9.1	Payment of Principal, Premium and Interest

The Issuer covenants and agrees with the Trustee and for the benefit of the Holders that it will duly and punctually pay the principal of (and premium, if any), the Additional Amounts, if any, and interest on the Debentures in accordance with their terms and this Indenture.

9.2	Corporate Existence; Books of Account
The Issuer and each of the Guarantors covenant and agree with the Trustee for the benefit of each Holder that:
(a) it and (except pursuant to a transaction not prohibited by this Indenture) each of the Guarantors will at all times maintain its corporate existence; and
(b) it and each of the Guarantors will keep or cause to be kept proper books of account in accordance with GAAP.
9.3	Compliance Certificate

The Issuer shall deliver to the Trustee within ninety (90) days after the end of each Fiscal Year (and at any other reasonable time upon demand by the Trustee) beginning with the Fiscal Year ended March 2, 2014, an Officer’s Certificate stating that the Issuer has complied with all requirements of the Issuer contained in this Indenture and stating whether or not a Default or Event of Default has occurred and is continuing.  If a Default or Event of Default shall have occurred and is continuing, the certificate shall describe the nature and particulars of the Default or Event of Default and its current status and steps taken or proposed to be taken to eliminate such circumstances and remedy such Default or Event of Default, as the case may be.

9.4	Notice of Default
The Issuer will promptly notify the Trustee upon becoming aware of the occurrence of a Default or Event of Default.
9.5	Securities Laws
The Issuer covenants and agrees with the Trustee for the benefit of the Holders that:
(a)
unless a Change of Control has occurred, it will take all reasonable steps and actions and do all such acts and things as may be required to: (i) as long as it meets the applicable minimum distribution requirements, if any, of such institutions, maintain the listing and posting for trading of the Common Shares on a Recognized Stock Exchange, and (ii) maintain its status as a reporting issuer or equivalent in good standing or equivalent under the Applicable Securities Laws in the Provinces of Canada in which the Issuer is currently a reporting issuer or equivalent; and

(b)
it will, at the relevant times and upon exercise of the relevant rights or elections, comply and take all measures necessary to comply at all times with subsection 5.1(e) including, without limitation, make application for any order, ruling, registration or filing or give any notice required under Applicable Securities Laws; and

(c)
the Trustee shall have no obligation to verify information relating to the Issuer’s compliance with this section 9.5 and may act and rely upon all information provided by the Issuer with respect to such compliance, without independent inquiry.

9.6	Reporting
(a)
The Issuer shall provide to the Trustee (or file on SEDAR or any successor thereto) an annual information form and the continuous disclosure documents that must be filed with Canadian securities regulatory authorities pursuant to Applicable Securities Laws in the Provinces of Canada in which the Issuer is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) within fifteen (15) days from the date such documents are required to be filed with Canadian securities regulatory authorities pursuant to Applicable Securities Laws.

(b)
In the event the Issuer is no longer subject to Applicable Securities Laws, the Issuer shall continue to provide to the Trustee, the Holders, and, upon request, Beneficial Holders, (a) within ninety (90) days after the end of each Fiscal Year, copies of its annual financial statements and related management’s discussion and analysis (“MD&A”), and (b) within forty-five (45) days after the end of each of the first three fiscal quarters of each Fiscal Year, interim financial statements and related MD&A which shall, at a minimum, contain such information required to be provided in such documents pursuant to Applicable Securities Laws in the Provinces of Canada in which the Issuer is, as of the date hereof, a “reporting issuer” (as such term is defined in such Applicable Securities Laws).  Each of such continuous disclosure documents will be prepared in accordance with disclosure requirements of Applicable Securities Laws of the Provinces of Canada in which the Issuer is a “reporting issuer” (as such term is defined in such Applicable Securities Laws) and GAAP.

	(c)	In the event the Issuer is no longer subject to Applicable Securities Laws, the Issuer undertakes to do the following:
(i)
hold a quarterly conference call to discuss the quarterly and annual information contained in the disclosure documents provided in subsection 9.6(b) no later than five (5) Business Days from the time the Issuer furnishes such documents to the Trustee;

(ii)
no fewer than three (3) Business Days prior to the date of the conference call required to be held in accordance with section 9.6(c)(i), issue a press release to the appropriate wire service for broad dissemination in Canada announcing the time and date of such conference call and directing the Beneficial Holders, prospective investors and securities analysts to contact the investor relations office of the Issuer to obtain the reports and information and instructions regarding how to access such conference call; and

(iii) either:
(1)
maintain an unrestricted public website to which Beneficial Holders, prospective investors and securities analysts are given access and to which the continuous disclosure documents described in section 9.6(b) and conference call access details are posted, or

(2)
maintain a non-public website to which beneficial owners of the Debentures, prospective investors and securities analysts are given access and to which the reports and conference call access details are posted, or

(3) distribute via e-mail such reports and conference call details to Beneficial Holders, prospective investors and securities analysts who request to receive such distributions.
(d)
Promptly after the same shall have come to the attention of any responsible officer of the Issuer, the Issuer shall provide written notice of the occurrence of any Default or Event of Default hereunder to the Trustee.

9.7	Reserved
9.8	Performance of Covenants by Trustee

If the Issuer fails to perform any of its covenants contained in this Indenture, the Trustee may itself perform any of such covenants capable of being performed by it, but will be under no obligation to do so. All sums expended or advanced by the Trustee for such purpose will be repayable as provided in section 9.9 of the Indenture.  No such performance or advance by the Trustee shall relieve the Issuer of any Default hereunder or its continuing obligations hereunder.

9.9	Payment of Trustee’s Remuneration

The Issuer will pay on demand the Trustee’s reasonable remuneration for its services as Trustee hereunder (including reimbursement for disbursements which include legal services) and will repay to the Trustee on demand all moneys which shall have been paid by the Trustee out of its own funds in and about the execution of the trusts hereby created, from the date of expenditure until repayment, with interest thereon at the rate equal to the prime rate of a chartered bank listed on Schedule I of the Bank Act (Canada) selected by the Trustee. The said remuneration shall continue to be payable until the trusts hereof are finally wound up and whether or not the trusts of this Indenture shall be in course of administration by or under the direction of the court. This section 9.9 shall survive the resignation of the Trustee or the termination of this Indenture. Notwithstanding the foregoing, the Issuer need not pay or reimburse the Trustee for expenses, disbursements or advances if the Trustee incurred such expenses, disbursements or advances as a result of its dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Trustee.

9.10	Permitted Conversion Period Notice
The Issuer shall provide the notices regarding Permitted Conversion Period as specified in section 5.1.
9.11	Further Instruments and Acts

Upon request of the Trustee, the Issuer and the Guarantors will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

9.12	No Dividends on Common Shares if Event of Default

The Issuer shall not declare or pay any dividend, other than a stock dividend of Common Shares, to the holders of its issued and outstanding Common Shares after the occurrence of an Event of Default unless and until such Event of Default shall have been cured or waived or shall have ceased to exist, unless the Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debentures consent to such declaration or payment, as applicable.

ARTICLE 10
EVENTS OF DEFAULT AND REMEDIES

10.1	Events of Default and Enforcement
If and when any one or more of the following events (herein called an “Event of Default”) shall happen with respect to the Debentures, namely:
	(i)	a default in payment of any principal amount or any purchase price, or Change of Control Repurchase Price with respect to the Debentures, when the same becomes due and payable;
	(ii)	a default in payment of interest (including any Additional Amounts) on any Debentures when due and payable and the continuance of such default for ten (10) days;
	(iii)	a default in the observance of the covenant contained in subsection 9.5(a) or 11.3(a) and the continuance of such default for five (5) Business Days;
	(iv)	default in the delivery to any Holder when due of Common Shares and any cash payable upon conversion with respect to the Debentures, which default continues for three (3) Business Days;
	(v)	a default by the Issuer or any Guarantor in performing or observing any of the other covenants, agreements or obligations of the Issuer or the Guarantor, as the case may be, as described herein, and the continuance of such default for thirty (30) days after written notice to the Issuer by the Trustee or by the Holders of not less than 25% in principal amount of Outstanding Debentures requiring the same to be remedied;

(vi)	the failure to make a Change of Control Repayment Offer upon the occurrence of a Change of Control;
(vii)
a decree, judgment, or order by a court having jurisdiction in the premises shall have been entered adjudging the Issuer or any Guarantor bankrupt or insolvent or approving as properly filed a petition seeking reorganization, readjustment, arrangement, composition or similar relief for the Issuer or any Guarantor, under the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other similar bankruptcy, insolvency or analogous applicable law and such decree, judgment or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency of the Issuer or any Guarantor or of a substantial part of its property, or for the winding up or liquidation of its affairs, shall have remained in force for a period of thirty (30) consecutive days; or any substantial part of the property of the Issuer or any Guarantor shall be sequestered or attached and shall not be returned to the possession of the Issuer or any Guarantor or released from such attachment, as the case may be, whether by filing of a bond, or stay or otherwise, within thirty (30) consecutive days thereafter;

(viii)
the Issuer or any Guarantor shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other similar bankruptcy, insolvency or analogous applicable law or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee in bankruptcy or insolvency for it or of a substantial part of its property, or shall make an assignment for the benefit of creditors, or shall be unable, or admit in writing its inability, to pay its debts generally as they become due, or corporate action shall be taken by the Issuer or any Guarantor in furtherance of any of the aforesaid actions;

(ix)
a resolution is passed for the winding-up or liquidation of the Issuer or any Guarantor except in the course of carrying out or pursuant to a transaction in respect of which the conditions of section 15.1 are duly observed and performed;

(x)
any of the Guarantees shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of a Guarantor, shall deny or disaffirm its obligations under its Guarantee; and

(xi)
(A) if the Issuer or any Guarantor is in default (as principal or as guarantor or other surety) in the payment of any principal of or premium or make-whole amount on any Indebtedness that is outstanding in an aggregate principal amount of more than $50,000,000 (or its equivalent in the relevant currency of payment) beyond any period of grace provided with respect thereto, or (B) if the Issuer or any Guarantor is in default in the performance of or compliance with any term of any evidence of any Indebtedness in an aggregate outstanding principal amount of more than $50,000,000 (or its equivalent in the relevant currency of payment) or of any mortgage, indenture or other agreement relating thereto or any other condition exists, and in each case as a consequence of such default or condition such Indebtedness has become or has been declared due and payable before its stated maturity or before its regularly schedule dates of payment, or (C) as a consequence of the occurrence or continuation of any event or condition (other than (a) the passage of time or (b) the right of the holder of Indebtedness to convert such Indebtedness into equity interests or (c) any mandatory prepayment provisions in an agreement governing Indebtedness unless such provisions also require the permanent prepayment of all Indebtedness then outstanding and, if applicable, the permanent cancellation of all other amounts available to be borrowed under such agreement), the Issuer or any Guarantor has become obligated to purchase or repay Indebtedness (including any Specified Senior Indebtedness but excluding the Debentures) before its regular maturity or before its regularly scheduled dates of payment in an aggregate outstanding principal amount of more than $50,000,000 (or its equivalent in the relevant currency of payment); and

(xii)
failure by the Issuer or any of its Subsidiaries to pay final judgments aggregating in excess of an amount greater than $50,000,000 in cash (net of any amounts for which an insurance company is liable) rendered against the Issuer or any of its Subsidiaries by a court of competent jurisdiction, which judgments are not paid, discharged or stayed for a period of 30 days after such judgments become final and non-appealable.

then, and in each and every such case which has happened and is continuing (other than an Event of Default specified in clause (vii) or (viii) above), the Trustee may, in its discretion, and shall, upon the written request of the Holders of not less than 25% in principal amount of the Outstanding Debentures at such time

(or, if there is a Global Debenture Outstanding, a written request of the Participants having received instructions from the Beneficial Holders holding at least 25% of the Outstanding Debentures), declare the principal of (and premium, if any) together with accrued interest on all such Debentures to be due and payable immediately, by a Notice in writing to the Issuer and to each Guarantor (and to the Trustee if given by the Holders), and upon any such declaration such principal amount and premium, if any, together with accrued interest thereon, shall become immediately due and payable. If the Trustee fails to notify in writing the Issuer pursuant to the terms hereof, the Holders having provided the written request to the Trustee may do so. If an Event of Default specified in clause (vii) or (viii) occurs and is continuing, then the principal of (and premium, if any) together with accrued interest on all Outstanding Debentures shall become due and payable without any declaration or other act on the part of either the Trustee of any Holder.  For greater certainty, principal and premium shall include the Change in Control Repurchase Price if owing under section 3.2, or if the Event of Default upon which the Debentures are accelerated is a breach of section 3.2.

10.2	Notice of Event of Default

The Trustee shall give to the Holders, within five (5) days after the Trustee becomes aware (by way of written Notice) of the occurrence of an Event of Default, Notice of every Event of Default so occurring and continuing at the time the Notice is given. When a Notice of the occurrence of an Event of Default is given by the Trustee pursuant to this section 10.2 and the Event of Default is thereafter cured, the Trustee shall give Notice that the Event of Default is no longer outstanding to all Holders to whom Notice of the occurrence of the Event of Default was given within five (5)  days after the Trustee becomes aware, by written Notice given by the Issuer to the Trustee, that the Event of Default has been cured and is no longer outstanding.

10.3	Waiver of Acceleration

At any time after a declaration of acceleration with respect to the Debentures has been made pursuant to Article 10 and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter provided, the Holders of not less than 66 2/3% in principal amount of Outstanding Debentures, by written Notice to the Issuer, each Guarantor and the Trustee, may thereupon rescind and annul such declaration and its consequences:

(a) if the Issuer has paid to or deposited with the Trustee a sum sufficient to pay:
(i) all overdue interest on all Debentures;
(ii)
the principal of (and premium, if any) any of the Debentures which have become due otherwise than by such declaration of acceleration, and interest thereon at the rate or rates prescribed therefor in such Debentures; and

		(iii)	to the extent that payment of such interest is lawful and applicable, interest upon overdue instalments of interest at the rate or rates prescribed therefor in such Debentures;
(b)
all Events of Default with respect to the Debentures, other than the non-payment of the principal of (and premium, if any), and interest on, such Debentures which have become due solely by such declaration of acceleration, have been cured or waived in accordance with the provisions of this Indenture; and

	(c)	the rescission would not conflict with any judgement or degree of a court of competent jurisdiction.
10.4	Waiver
(a)
The Holders of not less than 66 2/3% in aggregate principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive any past Default hereunder and its consequences, except a Default:

		(i)	in the payment of the principal of (or premium, if any) or interest on any Debentures;
		(ii)	in respect of a covenant or provision hereof that under Article 17 cannot be modified or amended without an Extraordinary Resolution passed by the Holders; or
		(iii)	the uncured failure by the Issuer to deliver Common Shares when so required pursuant to this Indenture;

in which case the Holders of not less than 90% in aggregate principal amount of the Outstanding Debentures may on behalf of the Holders of all Debentures waive such default described in the foregoing subclauses (i) through (iii).

(b)
Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture. No such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

10.5	Other Remedies
(a)
If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal of (and premium, if any) or interest on Debentures or to enforce the performance of any term of the Debentures or this Indenture.

(b)
The Trustee may maintain a Proceeding even if it does not possess any Debentures or does not produce any of them in the Proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.
10.6	Application of Money Collected

Any money collected by the Trustee pursuant to this Article in respect of Debentures shall (subject to any claims having priority under Applicable Law and subject to section 2.14 and Article 4) be applied in the following order, at the dates fixed by the Trustee and, in case of the distribution of such money on account of principal of (and premium, if any) or interest, upon presentation of Debentures and the notation thereon of the payment (if only partially paid) and upon surrender thereof (if fully paid):

	(a)	first, to the payment of all amounts due to the Trustee under this Indenture with respect to such Debentures;
	(b)	second, to the payment of accrued interest on such Debentures;
	(c)	third, to the payment of the principal of (and premium, if any) on such Debentures;
	(d)	fourth, to the payment of any other amounts with respect to such Debentures; and
	(e)	fifth, to whomever may be lawfully entitled to receive the balance of such money.
10.7	Control by Holders
	(a)	Subject to the provisions of section 10.8, the Holders of at least a majority in principal amount of the Outstanding Debentures may:
(i)
direct the time, method and place in the Province of Ontario for conducting any Proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it with respect to the Debentures; and

(ii) take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of Debentures under any provisions of this Indenture or under Applicable Law.
	(b)	The Trustee may refuse, however, to follow any direction that conflicts with law or this Indenture.
10.8	Limitation on Suits

No Holder of any Debenture will have any right to pursue any remedy (including any action, suit or proceeding authorized or permitted by this Indenture or pursuant to Applicable Law, but except actions for payment of overdue principal, premium, if any, or interest or for the conversion of the Debentures pursuant to

Article 5) with respect to this Indenture or the Debentures unless: (i) the Holder gives to the Trustee notice of a continuing Event of Default; (ii) the Holders of at least 25% in principal amount of the then Outstanding Debentures make a request in writing to the Trustee to pursue the remedy; (iii) such Holder or Holders offer or provide to the Trustee security and indemnity in form satisfactory to the Trustee against any loss, liability or expense; (iv) the Trustee does not comply with the request within thirty (30) days after receipt of such request and indemnity; and (v) during such thirty (30) day period the Holders of a majority in principal amount of Outstanding Debentures do not give the Trustee a direction inconsistent with the request.

Holders may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.
10.9	Collection Suit by Trustee

If an Event of Default specified in clause (i), (ii), (iii), (iv) or (xi) of subsection 10.1(xi)(A) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee against the Issuer for the whole amount of principal (and premium, if any) and interest remaining unpaid.

10.10	Trustee May File Proofs of Claim

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and the Holders lodged or allowed in any judicial proceedings relative to the Issuer, its creditors or its property.

10.11	Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defences made by the party litigant. This section 10.11 does not apply to a suit by the Trustee, a suit by a Holder that is permitted pursuant to section 10.8, or a suit by any Holder or group of Holders of more than 50% in principal amount of the Outstanding Debentures.

10.12	Remedies Cumulative

No remedy herein conferred upon or reserved to the Trustee or upon or to the Holders is intended to be exclusive of any other remedy, but each remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or statute.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.
10.13	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Debenture to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 10 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Indenture Trustee or by the Holders, as the case may be.

10.14	Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any Proceeding to obtain judgment for payment of the principal of, premium, if any, or interest, if any, on the Debentures, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as holder of a power of attorney for the Holders, for the amount which may remain due in respect of the Debentures and the interest and premium, if any, thereon.

10.15	Rights of Holders to Receive Payment and to Convert

Notwithstanding any other provision of this Indenture, the right of any Holder of a Debenture to receive payment of the principal amount, Change of Control Repurchase Price and interest (including Additional Amounts), if any, in respect of the Debentures held by such Holder, on or after the respective due dates expressed in the Debentures and this Indenture (whether upon repurchase or otherwise), and to convert such Debenture in accordance with Article 5, and to bring suit for the enforcement of any such payment on or after such respective due dates or for the right to convert in accordance with Article 5, is, subject to compliance with the provisions of section 10.8, absolute and unconditional and shall not be impaired or affected without the consent of the Holders of not less than 90% in aggregate principal amount of the Outstanding Debentures.

ARTICLE 11
GUARANTEE

11.1	Guarantors

Each Person that is a Guarantor on the date hereof agrees to execute a guarantee in substantially the form attached hereto as Schedule 11.1 concurrently herewith.  If at any time the aggregate amount of revenues or the aggregate amount of assets of Subsidiaries of the Issuer which are not Guarantors represent 15% or more of (i) the Consolidated Revenues of the Issuer for the 12-month period ending on the last day (the “Measurement Date”) of the most recent Fiscal Year or fiscal quarter for which financial statements of the Issuer are then available or (ii) the Consolidated Assets of the Issuer as of the Measurement Date, then the Issuer will cause such additional Subsidiaries to execute a guarantee in substantially the form attached hereto as Schedule 11.1, and will comply with section 11.3, as may be necessary to ensure that after giving effect thereto, the aggregate amount of revenues or the aggregate amount of assets of Subsidiaries which are not Guarantors represent less than 15% of the Consolidated Revenues of the Issuer for the 12-month period ending on the Measurement Date and less than 15% of the Consolidated Assets of the Issuer as of the Measurement Date

11.2	Waiver Regarding Material Information

Each Guarantor hereby waives any right it may have to disclosure by the Trustee or any of the Holders of material information in respect of the Issuer and/or any dealings between the Issuer and the Trustee with respect to the Debentures.

11.3	Opinion Regarding Guarantors
(a)
The Issuer shall, within forty-five (45) days of the date that a Subsidiary becomes a Guarantor, deliver to the Trustee an Opinion of Counsel (in form and substance reasonably acceptable to Counsel to the Trustee, including customary assumptions and limitations) in the jurisdiction of formation of such Guarantor addressing the matters provided for in Schedule 11.3 hereto. In the event that Counsel in any such jurisdiction advises that the form and substance of such Guarantor’s Guarantee precludes such an opinion from being given or Counsel to the Trustee advises the Trustee that modifications to the Guarantee are required under the laws of the jurisdiction of such Guarantor, the Issuer shall deliver a new Guarantee (which may be governed by the laws of the jurisdiction of such Guarantor) from such Guarantor reasonably acceptable in form and substance to Counsel to the Trustee, together with a corresponding Opinion of Counsel.

ARTICLE 12
SATISFACTION AND DISCHARGE

12.1	Non-Presentation of Debentures

If any Holder fails to present any Debentures for payment on the date on which the principal of, premium, if any, or interest thereon, becomes payable, whether on a Payment Date, Maturity Date or any other repayment date, or shall not accept payment on account thereof and give such receipt therefor, if any, as the Trustee may require:

	(a)	the Issuer shall thereafter be entitled to pay or deliver to the Trustee and direct the Trustee to set aside;
(b)
in respect of moneys or Common Shares in the hands of the Trustee which may or should be applied to the payment of the Debentures, the Issuer shall thereafter be entitled to direct the Trustee to set aside; or

	(c)	if the redemption was made pursuant to any Notice given by the Trustee, the Trustee may itself thereafter set aside,

the principal of, premium, if any, and interest on such Holder’s Debentures, in trust to be paid to such Holder upon due presentation or surrender of such Debentures in accordance with the provisions of this Indenture; and thereupon the principal of, premium, if any, and interest payable on each Debenture in respect whereof such moneys and, if permitted hereunder, Common Shares have been set aside shall be deemed to have been paid and the Holder thereof shall thereafter have no right in respect thereof except to receive delivery and payment of the moneys or Common Shares, if applicable, so set aside by the Trustee upon due presentation and surrender thereof, subject to the provisions of section 2.4. For greater certainty, the provisions of Article 7 shall not prevent the application of moneys received by the Trustee pursuant to this section 12.1 to the payment of principal, premium, if any, and interest on such Holder’s Debentures.

12.2	Discharge

The Trustee shall at the written request of the Issuer release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and release the Issuer from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee), upon proof being given to the reasonable satisfaction of the Trustee that the principal of, premium, if any, and interest on (including interest on amounts in default, if any) all of the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all of the Debentures having matured, payment of the principal of, premium, if any, and interest (including interest on amounts in default, if any) on such Debentures and all other moneys payable hereunder have been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 13
THE TRUSTEE

13.1	Duties of Trustee

In the exercise of its rights, duties and obligations prescribed or conferred by this Indenture, the Trustee shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent corporate trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee shall be liable only for an act or failure to act arising from or in connection with dishonesty, bad faith, wilful misconduct, negligence or reckless disregard of a right, duty or obligation by the Trustee. The Trustee shall not be liable for any act or default on the part of any agent employed by it or for permitting any agent or co-trustee to receive and retain any moneys payable to the Trustee under this Indenture, except as aforesaid.

13.2	Employ Agents

The Trustee may, but is not required to, employ (at the expense of the Issuer) such Counsel, agents and other assistants as it may reasonably require for the proper determination and discharge of its duties under this Indenture, and shall not be responsible for any negligence or misconduct on the part of any such Counsel, agent or other assistant or for any liability incurred by any Person as a result of not employing such Counsel, agent or other assistant, and may pay reasonable remuneration for all services performed for it with respect to this Indenture, and shall be entitled to receive reimbursement for all reasonable disbursements, costs, liabilities and expenses made or incurred by it with respect to this Indenture. All such disbursements, costs, liabilities and expenses in relation to this Indenture and all expenses incidental to the preparation, execution, creation and issuance of the Debentures, whether done or incurred at the request of the Trustee or the Issuer, shall bear interest at the posted annual rate of interest charged by the Trustee from time to time to its corporate trust customers from the date which is thirty (30) days following receipt by the Issuer of an invoice from the Trustee with respect to such expenses until the date of reimbursement and shall (together with such interest) be paid by the Issuer immediately upon receipt of such invoice.

13.3	Reliance on Evidence of Compliance

Except during the continuance of an Event of Default, in the exercise of its rights, duties and obligations under this Indenture, the Trustee may, if it is acting in good faith, act and rely, as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, Opinions of Counsel, reports, directions, orders, certificates and Officer’s Certificates required by the Trustee to be furnished to it in the exercise of its rights, duties and obligations under this Indenture, if the Trustee examines such statutory declarations, Opinions of Counsel, reports, directions, orders, certificates or Officer’s Certificates and determines that they indicate compliance with the applicable requirements of this Indenture.

13.4	Provision of Evidence of Compliance to Trustee

In addition to any other provisions of this Indenture, the Trustee may, at any time any action is taken which relates to any of paragraphs (a) through (c) below, and acting in good faith, require evidence of compliance with the conditions precedent provided for in this Indenture relating to:

	(a)	the certification pursuant to section 2.7 and delivery of Debentures;
	(b)	the satisfaction and discharge of this Indenture; or
	(c)	the taking of any other action or step to be taken by the Trustee at the request, or on the application, of the Issuer.

13.5	Contents of Evidence of Compliance
Evidence of compliance required by section 13.4 shall consist of:
(a) an Officer’s Certificate certifying that the conditions precedent referred to in such Officer’s Certificate have been complied with in accordance with the terms of this Indenture;
(b)
in the case of conditions precedent compliance with which are, pursuant to this Indenture, made subject to review or examination by Counsel, an Opinion of Counsel to the Issuer that such conditions precedent have been complied with in accordance with the terms of this Indenture; and

(c)
in the case of conditions precedent compliance with which are subject to the review or examination by auditors or appraisers, an opinion or report of a chartered accountant or appraiser, as the case may be, approved by the Trustee acting reasonably, that such conditions precedent have been complied with in accordance with the terms of this Indenture.

Each Officer’s Certificate and Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:
(i) a statement that the Person making such certificate or opinion has read such covenant or condition;
(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
(iii)
a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(iv) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with;
provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officer’s Certificate or certificates of public officials.
13.6	Advice of Experts

The Trustee may act or not act and rely or not rely, and shall be protected in acting or not acting and relying or not relying in good faith, on the opinion, advice or information (including an Opinion of Counsel) obtained from any counsel, auditor, valuer, engineer, surveyor or other expert, whether obtained by the Trustee or by the Issuer, and, if acting in good faith, may rely as to the truth of the statements and the accuracy of the opinions expressed in any report or opinion furnished by such Person and may obtain such assistance as may be necessary to the proper determination and discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid, including the disbursements of any legal or other advisor or assistants.
13.7	Trustee May Deal in Debentures

In its personal capacity or any other capacity, the Trustee, and each Affiliate of the Trustee, may buy, sell, lend upon, become a pledgee of and deal in the Debentures and generally contract and enter into financial transactions with the Issuer and any Affiliate of the Issuer without being liable to account for any profits made thereby.

13.8	Conditions Precedent to Trustee’s Obligation to Act
(a)
The Trustee shall not be bound to give any notice, or to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations imposed under the Indenture or to supervise or interfere with any of the activities of the Issuer, or to do or take any act, action or Proceeding by virtue of the powers conferred on it by this Indenture, unless and until it shall have been required to do so under the terms of this Indenture; nor shall the Trustee be required to take notice of any default or Event of Default, other than in payment of any moneys required by this Indenture to be paid to the Trustee, unless and until notified in writing of such default or Event of Default by the Issuer or by any Holder, which notice shall distinctly specify such default or Event of Default, and in the absence of any such notice the Trustee may conclusively assume that no default or Event of Default has occurred. Any such notice or requisition shall in no way limit any discretion given to the Trustee in this Indenture to determine whether or not to take action with respect to any default or Event of Default or with respect to any such requisition.

(b)
The obligation of the Trustee to do any of the actions referred to in subsection (a), including to commence or to continue any Proceeding or any right of the Trustee or the Holders, shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such action and an indemnity satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges, expenses and liabilities which may result from such action and any loss and damage the Trustee may suffer by reason of such action.

13.9	Trustee Not Required to Give Security
The Trustee shall not be required to grant any Lien or give security for its conduct or administration under this Indenture.

13.10	Resignation or Removal of Trustee; Conflict of Interest
(a)
The Trustee represents and warrants to the Issuer that at the time of the execution and delivery of this Indenture no material conflict of interest exists with respect to the Trustee’s role as a fiduciary hereunder.

(b)
The Trustee may resign as trustee hereunder by giving not less than sixty (60) days’ notice in writing to the Issuer or such shorter notice as the Issuer may accept as sufficient. The Trustee shall resign if a material conflict of interest arises with respect to its role as trustee under this Indenture that is not eliminated within ninety (90) days after the Trustee becomes aware of such conflict of interest. Immediately after the Trustee becomes aware that it has a material conflict of interest it shall provide the Issuer with written notice of the nature of that conflict. Upon any such resignation, the Trustee shall be discharged from all further duties and liabilities under this Indenture. None of the validity and enforceability of this Indenture or the Debentures shall be affected in any manner whatsoever by reason only of the existence of a material conflict of interest on the part of the Trustee (whether arising prior to or after the date of this Indenture). If the Trustee does not comply with this section, any Holder or the Issuer may apply to the Ontario Superior Court of Justice sitting in Toronto for an order that the Trustee be replaced as trustee under this Indenture.

(c)
In the event of the Trustee resigning or being removed by the Holders by Extraordinary Resolution or by the Issuer or being dissolved, becoming insolvent or bankrupt, going into liquidation or otherwise becoming incapable of acting as trustee under this Indenture, the Issuer shall immediately appoint a successor Trustee unless a successor Trustee has already been appointed by the Holders; failing such appointment by the Issuer, the retiring Trustee or any other Holder may apply to a judge of the Ontario Superior Court of Justice sitting in Toronto, on such notice as such judge may direct, for the appointment of a successor Trustee. The successor Trustee so appointed by the Issuer or by such court shall be subject to removal by the Holders by way of an Act of Holders. Any successor Trustee appointed under any provision of this section shall be a corporation authorized to carry on the business of a trust company in Canada. On any appointment of the successor Trustee, the successor Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named in this Indenture as Trustee. The expenses of all acts, documents and Proceedings required under this section will be paid by the Issuer in the same manner as if the amount thereof were fees payable to the Trustee under this Indenture.

(d)
Any successor Trustee shall, immediately upon appointment, become vested with all the estates, properties, rights, powers and trusts of its predecessor in the trusts under this Indenture, with like effect as if originally named as Trustee hereunder. Nevertheless, upon the written request of the successor Trustee or of the Issuer and upon payment of all outstanding fees and expenses, the Trustee ceasing to act shall execute and deliver a document assigning and transferring to such successor Trustee, upon the trusts expressed in this Indenture, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property (including money) held by such Trustee to the successor Trustee in its place. Should any deed, conveyance or other document in writing from the Issuer be required by any successor Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and other documents in writing shall, on the request of the successor Trustee, be made, executed, acknowledged and delivered by the Issuer.

(e)
Any corporation into which the Trustee is amalgamated or with which it is consolidated or to which all or substantially all of its corporate trust business is sold or is otherwise transferred or any corporation resulting from any consolidation or amalgamation to which the Trustee is a party shall be a successor Trustee under this Indenture, without the execution of any document or any further act; provided that such successor Trustee is a corporation qualified to carry on the business of a trust company in Canada and shall not have a material conflict of interest in its role as a fiduciary under this Indenture.

13.11	Authority to Carry on Business; Resignation

The Trustee represents and warrants to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in Canada. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the Debentures issued hereunder shall not be affected in any manner by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in Canada, either become so authorized or resign in the manner and with the effect specified in section 13.10.

13.12	Protection of Trustee
By way of supplement to any Applicable Law from time to time relating to trustees and in addition to any other provision of this Indenture for the relief of the Trustee, it is expressly agreed that:
(a)
the Trustee shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Debentures (except as provided in subsection 2.7(d) and sections 13.11 and 13.13 which are being given by the Trustee in its personal capacity) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Issuer;

(b) the Trustee shall not be bound to give to any Person notice of the execution of this Indenture unless and until an Event of Default and a declaration of acceleration has occurred, and the Trustee has determined or become obliged to enforce the same;
(c)
the Trustee shall not incur any liability or be in any way responsible for the consequence of any breach on the part of the Issuer of any of the covenants contained in this Indenture or of any acts of the agents or servants of the Issuer;

(d)
the Issuer indemnifies and saves harmless the Trustee and its officers, directors and employees and agents from and against any and all liabilities, losses, costs, claims, actions, expenses (including legal fees and disbursements on a solicitor and client basis) or demands whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under this Indenture, including those arising out of or related to actions taken or omitted to be taken by the Trustee contemplated by this Indenture, and including legal fees and disbursements on a full indemnity basis and costs and expenses incurred in connection with the enforcement of this indemnity, which the Trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Trustee, save only in the event of the gross negligence or reckless disregard in acting or failing to act, or the wilful misconduct, dishonesty or bad faith of the Trustee. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation or removal of the Trustee;

(e)
without limiting the generality of subsection 13.12(d), the Issuer will indemnify and hold harmless the Trustee and upon written request reimburse the Trustee for the amount of (i) any taxes levied or imposed and paid by the Trustee as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties and interest) arising therefrom or with respect thereto paid by the Trustee as a result of payments made under or with respect to the Debentures, and (iii) any taxes levied or imposed and paid by the Trustee with respect to reimbursement under (a) and (b) above, but excluding any taxes on the Trustee’s net income arising from fees for acting as the trustee hereunder or in respect of the Trustee’s capital.

(f)
the Trustee shall not be liable by reason of the statements or implications of fact or law contained in or arising out of anything contained in this Indenture or in the Debentures or be required to verify the same, but all statements or implications shall be deemed to have been made by the Issuer only;

(g)
the Trustee may, in the exercise of all or any of the trusts, powers and discretion vested in it under this Indenture, act by the responsible officers of the Trustee; the Trustee may delegate to any Person the performance of any of the trusts and powers vested in it by this Indenture, and any delegation may be made upon such terms and conditions and subject to such regulations as the Trustee may think to be in the best interest of the Holders;

(h)
the Trustee shall not be required to take notice or be deemed to have notice or actual knowledge of any matter under this Indenture, unless the Trustee shall have received from the Issuer or a Holder written notice stating the matter in respect of which the Trustee should have notice or actual knowledge;

(i)
the Trustee shall not be bound to act in accordance with any direction or request of the Issuer until an executed copy of the document containing the direction or request has been delivered to the Trustee, and the Trustee shall be fully empowered to act and shall be fully protected from all liability in acting upon any document purporting to be a Debenture and believed by the Trustee to be genuine; and

(j)
the Trustee shall not be responsible for any error made or act done by it resulting from reliance upon the signature of any Person on behalf of the Issuer or of any Person on whose signature the Trustee may be called upon to act or refrain from acting under this Indenture.

13.13	Additional Representations and Warranties of Trustee
The Trustee represents and warrants to the Issuer that:
(a) the Trustee is a trust company validly existing under the laws of its jurisdiction of incorporation;
(b)
the Trustee has full power, authority and right to execute and deliver and perform its obligations under this Indenture, and has taken all necessary action to authorize the execution, delivery and performance by it of this Indenture; and

(c) this Indenture has been duly executed and delivered by the Trustee.
13.14	Third Party Interests

The Issuer hereby represents to the Trustee that any account to be opened by the Trustee in connection with this Indenture for or to the credit of the Issuer, either: (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Issuer agrees to complete and execute forthwith a declaration in the Trustee’s prescribed form as to the particulars of such third party.

13.15	Trustee Not Bound to Act
The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the

Trustee, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the Issuer provided: (i) that the Trustee’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Trustee’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

13.16	Compliance with Privacy Laws

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, the “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither the Issuer, nor the Trustee nor any Guarantor shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Issuer shall, prior to transferring or causing to be transferred personal information to the Trustee, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Trustee shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Trustee agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Issuer or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft, or unauthorized access, use or modification.

13.17	Force Majeure

Except for the payment obligations of the Issuer contained herein (including the issuance of Common Shares), neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, general mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section 13.17.

13.18	SEC Reporting

The Issuer represents and warrants that it is filing with the U.S. Securities and Exchange Commission (“SEC”) as a Foreign Private Issuer (as such term is defined in the Securities Exchange Act of 1934) and has delivered to the Trustee an Officers' Certificate certifying such “reporting issuer” status and other information as the Trustee has requested, including, but not limited to, the Central Index Key that has been assigned for filing purposes. Should the Issuer cease to file as a Foreign Private Issuer, the Issuer covenants to deliver to the Trustee an Officers’ Certificate (in a form provided by the Trustee certifying a change in “reporting issuer” status and such other information as the Trustee may require at such given time.  The Issuer understands that the Trustee is relying upon the foregoing representation, warranty and covenant in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

ARTICLE 14
MEETINGS OF HOLDERS

14.1	Purposes for Which Meetings May be Called
A meeting of Holders may be called at any time and from time to time pursuant to this Article to make, give or take any Act provided by this Indenture to be made, given or taken by Holders.
14.2	Call, Notice and Place of Meetings
(a)
The Trustee may at any time and from time to time and shall, on receipt of an Issuer Request or a requisition in writing made by the Holders of at least 5% in principal amount of the Outstanding Debentures and upon being indemnified and funded to its reasonable satisfaction by the Issuer or upon being funded and indemnified to its reasonable satisfaction by the Holders making such requisition, as the case may be, against the costs which may be incurred in connection with the calling and holding of such meeting, call a meeting of Holders for any purpose specified in section 14.1, to be held at such time and at such place in the City of Toronto, Province of Ontario, as the Trustee shall determine. Notice of every meeting of Holders, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be given, in the manner provided in section 16.2, not less than twenty-one (21) or more than sixty (60) days prior to the date fixed for the meeting.

(b)
If at any time the Issuer, pursuant to a Board Resolution, or the Holders of at least 5% in principal amount of the Outstanding Debentures shall have requested the Trustee to call a meeting of the Holders for any purpose specified in section 14.1, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have made the first publication, or mailing, as the case may be, of the notice of such meeting within thirty (30) days after receipt of such request, funding and indemnity or shall not thereafter proceed to cause the meeting to be held as provided herein, then the Issuer or the Holders in the amount above specified, as the case may be, may determine the time and the place in the City of Toronto, Province of Ontario, for such meeting and may call such meeting for such purposes by giving notice thereof as provided in subsection (a).

14.3	Proxies

A Holder may be present and vote at any meeting of Holders, and may sign written resolutions and other instruments in writing in lieu of a meeting as contemplated in section 14.8, by an authorized representative. The Issuer with the approval of the Trustee may, from time to time, make and vary regulations as it shall think fit providing for and governing any or all the following matters for the purpose of enabling the Holders to vote at any such meeting by proxy:

(a)
the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Holder;

(b)
the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may in the notice convening the meeting, direct and the time, if before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)
the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, or sent by other electronic communication before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

14.4	Persons Entitled to Vote at Meetings

To be entitled to vote at any meeting of Holders, a Person shall be: (a) a Holder of one or more Outstanding Debentures; or (b) a Person appointed by an instrument in writing as proxy for a Holder or Holders of one or more Outstanding Debentures by such Holder or Holders. The only Persons who shall be entitled to be present or to speak at any meeting of Holders shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its Counsel and any representatives of the Issuer and its Counsel and independent accountants.

14.5	Quorum; Action
(a)
Persons entitled to vote 25% in principal amount of Outstanding Debentures shall constitute a quorum for a meeting of Holders. In the absence of a quorum within thirty (30) minutes of the time appointed for any such meeting, the meeting shall, if convened at the request of Holders, be dissolved. In the absence of a quorum in any other case the meeting may be adjourned for a period of not less than ten (10) days as determined by the chairman of the meeting prior to the adjournment of such meeting. In the absence of a quorum at any such adjourned meeting, the Holders present or represented at such adjourned meeting shall constitute the quorum and the business for which the meeting was adjourned may be transacted. Notice of the reconvening of any adjourned meeting shall be given as provided in subsection 14.2(a), except that such notice need be given only once not less than five (5) days prior to the date on which the meeting is scheduled to be reconvened.

(b)
Except as limited by subsection 17.2, any resolution presented to a meeting or adjourned meeting duly reconvened at which a quorum is present as aforesaid may be adopted only by the affirmative vote of Holders of a majority in principal amount of the Debentures present or represented by proxy at such meeting or adjourned meeting; provided, however, that, except as limited by subsection 17.2, any resolution with respect to any Act that this Indenture expressly provides may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of Outstanding Debentures may be adopted at a meeting or an adjourned meeting duly reconvened and at which a quorum is present as aforesaid by the affirmative vote of the Holders of such specified percentage in principal amount of Outstanding Debentures.

	(c)	Any resolution passed or decision taken at any meeting of Holders duly held in accordance with this section 14.5 will be binding on all Holders, whether or not present or represented at the meeting.
14.6	Determination of Voting Rights; Chairman; Conduct and Adjournment of Meetings
(a)
Notwithstanding any other provisions of this Indenture, the Trustee or the Issuer, with the approval of the Trustee, may make and from time to time may vary such reasonable regulations as it may deem advisable for any meeting of Holders in regard to proof of the holding of Debentures and the appointment of proxies and in regard to the appointment and duties of scrutineers of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall deem appropriate. Except as otherwise permitted by any such regulations, the holding of Debentures shall be proved in the manner specified in section 1.12 and the appointment of any proxy shall be proved in the manner specified in section 1.12. Such regulations may provide that written instruments appointing proxies, regular on their face, may be presumed valid and genuine without the proof specified in section 1.12 or other proof.

(b)
The Trustee shall, by an instrument in writing, appoint a chairman and secretary of the meeting, unless the meeting shall have been called by the Issuer or by Holders as provided in subsection 14.2(b), in which case the Issuer or the Holders calling the meeting, as the case may be, shall in like manner appoint a chairman and secretary.

(c)
At any meeting of Holders, each Holder of a Debenture or proxy shall be entitled to one vote for each one thousand Dollars ($1,000) principal amount of Debentures held or represented by such Holder; provided, however, that no vote shall be cast or counted at any meeting in respect of any Debenture challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding. The chairman of the meeting shall have no right to vote, except as a Holder of a Debenture or proxy.

(d)
Any meeting of Holders duly called pursuant to subsection 14.2(b) at which a quorum is present may be adjourned from time to time by Persons entitled to vote a majority in principal amount of Outstanding Debentures represented at the meeting and the meeting may be held as so adjourned without further notice.

14.7	Counting Votes and Recording Action of Meetings

The vote upon any resolution submitted to any meeting of Holders shall be by written ballots on which shall be inscribed the signatures of the Holders or of their representatives by proxy and the principal amounts and serial numbers of Outstanding Debentures held or represented by them. The chairman of the meeting shall appoint two scrutineers of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in triplicate of all votes cast at the meeting. A record, at least in triplicate, of the proceedings of each meeting of Holders shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the scrutineers of votes on any vote by ballot taken thereat and affidavits by one or more Persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was given as provided in section 14.2 and, if applicable, section 14.5. Each copy shall be signed and verified by the affidavits of the chairman and secretary of the meeting and one such copy shall be delivered to the Issuer, and another to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting. Any record so signed and verified shall be conclusive evidence of the matters therein stated.

14.8	Instruments in Writing

All actions which may be taken and all powers which may be exercised by the Holders at a meeting held as hereinbefore in this Article 14 may also be taken and exercised (i) by the Holders of a 66 2/3% of the principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are not Extraordinary Resolutions and (ii) by the Holders of not less than

90% in principal amount of Outstanding Debentures by an instrument in writing signed in one or more counterparts by such Holders or their duly appointed proxies or agents with respect to resolutions which are Extraordinary Resolutions and the expression “Extraordinary Resolution” when used in this Indenture shall include an instrument so signed.

14.9	Holdings by the Issuer Disregarded

In determining whether Holders holding Debentures evidencing the required number of Debentures are present at a meeting of Holders for the purpose of determining a quorum or for the purpose of determining whether Holders have concurred in any consent, waiver, resolution or other action under this Indenture, the Debentures owned legally or beneficially by the Issuer and its Subsidiaries shall be disregarded.

ARTICLE 15
AMALGAMATION, CONSOLIDATION, CONVEYANCE, TRANSFER OR LEASE

15.1	Amalgamation and Consolidations of Issuer and Conveyances Permitted Subject to Certain Conditions

Neither the Issuer nor any of the Guarantors will consolidate with or amalgamate into any other corporation or enter into any reorganization or arrangement or effect any conveyance, sale, transfer or lease of all or substantially all of its assets, unless in any such case:

(a)
either (1) the Issuer or such Guarantor (as the case may be) shall be the continuing corporation, or (2) the successor corporation (or the Person that leases or that acquires by conveyance, sale or transfer all or substantially all of the Issuer’s assets) (such corporation or Person being referred to as the “Successor Issuer” or “Successor Guarantor” as the case may be) (x) shall be organized and existing under (A) in the case of a Successor Issuer, the laws of Canada or of any province thereof, the United States or any State thereof or the District of Columbia or (B) in the case of a Successor Guarantor, the laws of Canada or of any province thereof, the United States or any State thereof or the District of Columbia, or the jurisdiction in which the Guarantor party to such transaction existed prior to such transaction and (y) (i) in the case of a Successor Issuer shall expressly assume the due and punctual payment of the principal of, the premium, if any, and interest on all Outstanding Debentures, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed by the Issuer by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such corporation or (ii) in the case of a Successor Guarantor, shall expressly assume the due and punctual performance and observance of the relevant Guarantee by execution and delivery to the Trustee of a guarantee substantially in the form attached hereto as Schedule 11.1;

(b)
in the case of a transaction to which the Issuer is a party and the Issuer is not the continuing corporation the Debentures will be valid and binding obligations of the Successor Issuer entitling the Holders thereof, as against the Successor Issuer, to all the rights of Holders under this Indenture;

(c)
the Issuer, the Guarantor, or such Successor Issuer or Successor Guarantor, as the case may be, shall not immediately thereafter be in default under this Indenture or the Debentures and no event that, after notice or passage time, would become an Event of Default, shall have occurred and be continuing;

(d)
except in the case of a transaction resulting in a Change of Control, in the case of a transaction to which the Issuer is a party, either the Issuer will remain or the Successor Issuer will be a reporting issuer or equivalent in good standing or equivalent under Applicable Securities Laws in the jurisdictions in which such entity is a reporting issuer and shall have securities into which the Debentures may be converted which securities are (i) listed for trading on a Recognized Stock Exchange, and (ii) Prescribed Securities; and

(e)
if the Issuer or the relevant Guarantor, as the case may be, will not be the continuing corporation, the Issuer shall have, at or prior to the effective date of such consolidation, merger, transfer or other transaction, delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer or other transaction complies with this section 15.1 and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with this Article, and that all conditions precedent herein provided for and relating to such transaction have been complied with.

Upon the assumption of the Issuer’s or any of the Guarantors’ obligations by such entity in such circumstances, the Issuer or the Guarantor, as applicable, shall be discharged from all obligations under the Debentures and the Indenture and, in the case of a Guarantor, the Guarantee, provided that the Issuer shall deliver to the Trustee an Opinion of Counsel that states that such discharge will not result in the Debentures ceasing to meet the withholding tax exemption described in subparagraph 212(1)(b)(vii) of the Income Tax Act (Canada) as it applied on December 31, 2007.  Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring could nevertheless constitute a Change of Control of the Issuer, permitting each Holder to require the Issuer to purchase the Debentures of such Holder as described above.

15.2	Rights and Duties of Successor Issuer or Successor Guarantor
(a)
In case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease and upon any such assumption by a Successor Issuer or Successor Guarantor, such Successor Issuer or Successor Guarantor shall, in the case of a Successor Issuer, agree to be bound by the terms of this Indenture as principal obligor in place of the

Issuer, and in the case of a Successor Guarantor, the relevant Guarantee, with the same effect as if it had been named herein as the Issuer or a Guarantor. Any such Successor Issuer thereupon may cause to be signed, and may issue either in its own name or in the name of the Issuer, any or all Debentures which theretofore shall not have been signed by the Issuer and delivered to the Trustee. All Debentures so issued shall in all respects have the same legal rank and benefit under this Indenture as Debentures theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Debentures have been issued at the date of the execution hereof.

(b)
In the case of any such amalgamation, reorganization, arrangement, conveyance, sale, transfer or lease, such changes in phraseology and form (but not in substance) may be made in Debentures thereafter to be issued as may be appropriate.

ARTICLE 16
NOTICES

16.1	Notice to Issuer
Any Notice to the Issuer shall be in writing and shall be valid and effective if personally delivered or sent by facsimile transmission (with receipt confirmed) to the Issuer, at:
BlackBerry Limited 2200 University Avenue East Waterloo, ON N2K 0A7
Attention: Steve Zipperstein
Facsimile No.: (519) 883-4946

and such Notice shall be deemed to have been received by the Issuer, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Toronto time) on a Business Day. The Issuer may from time to time notify the Trustee of a change in address or facsimile number by Notice given as provided in section 16.3.

16.2	Notice to Holders
(a)
Any Notice to Holders may be effectively given if personally delivered, couriered, sent by facsimile transmission (with receipt confirmed), or mailed, in each case at the post office address appearing in the relevant register and such Notice shall be deemed to have been received by a Holder, where given by delivery, on the day of delivery, where sent by facsimile transmission (with receipt confirmed) on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto Time) on a Business Day, and, where mailed, on the fifth Business Day following the mailing date.
(b)
If the regular mail service is suspended or for any other reason it shall be impracticable to give Notice to Holders by mail, then such notification to Holders may be given by the publication of the Notice once in a daily newspaper with national circulation in Canada or in any other manner approved by the Trustee, and it shall constitute sufficient Notice to such Holders for every purpose hereunder. In any case where Notice to Holders is given by mail, neither the failure to mail such Notice nor any defect in any Notice so mailed to any particular Holder shall affect the sufficiency of such Notice with respect to other Holders.

(c) Any Notice sent to the Holders as provided above shall be effective notwithstanding that any such Notice has accidentally or inadvertently not been delivered or mailed to one or more such Holders.
16.3	Notice to Trustee
Any Notice to the Trustee shall be in writing and shall be valid and effective if personally delivered, couriered or sent by facsimile transmission at:
Computershare Trust Company of Canada Corporate Trust Officer - Corporate Trust Department 1500 University Street, Suite 700 Montreal, Quebec H3A 3S8
Attentiona: Fabienne Pinatel
Facsimile No.: (514) 982-7677

and such Notice shall be deemed to have been received by the Trustee, where given by delivery, on the day of delivery or where sent by facsimile transmission (with receipt confirmed), on the day of transmittal of such Notice if sent before 5:00 p.m. (Toronto Time) on a Business Day and on the next succeeding Business Day if not sent before 5:00 p.m. (Toronto Time) on a Business Day. The Trustee may from time to time notify the Issuer of a change in address or facsimile number by Notice given as provided in section 16.1.

ARTICLE 17
AMENDMENTS, SUPPLEMENTS AND WAIVERS

17.1	Without Consent of Holders
The Issuer and the Trustee may amend or supplement this Indenture, the Guarantees or the Debentures without notice to or consent of any Holder for the purpose of:

	(a)	evidencing a successor to the Issuer or a Guarantor and the assumption by that successor of the Issuer’s or one or more Guarantors’ obligations under this Indenture, the Guarantee and the Debentures;
	(b)	adding to the Issuer’s or the Guarantors’ covenants for the benefit of the Holders or surrendering any right or power conferred upon the Issuer or the Guarantor;
	(c)	securing the Issuers or one or more of the Guarantors’ obligations in respect of the Debentures;
	(d)	adding a Guarantor;
	(e)	evidencing and providing for the acceptance of the appointment of a successor trustee in accordance with Article 13;
	(f)	complying with the requirements of the Business Corporations Act (Ontario) applicable to trust indentures;
	(g)	curing any ambiguity, omission or inconsistency or correcting or supplementing any defective provision contained in this Indenture; or
	(h)	making any other changes to the Indenture that do not adversely affect the interest of the Holders in any material respect.
17.2	With Consent of Holders
(a)
The Issuer and the Trustee may amend or supplement this Indenture, the Guarantees or the Debentures with the written consent of the Holders of at least a majority in aggregate principal amount of the Debentures then outstanding.  However,  without approval thereof by Extraordinary Resolution, an amendment, supplement or waiver may not:

(i) alter the manner of calculation or rate of accrual of interest on the Debentures or change the time of payment;
(ii) make the Debentures convertible into securities other than Common Shares;
(iii) change the Stated Maturity of the principal of, or any instalment of interest on, any Debenture;
(iv) reduce the principal amount or Change of Control Repurchase Price with respect to the Debenture;
(v) make any change that adversely affects the rights of Holders to require the Issuer to purchase the Debentures at the option of Holders;

	(vi)	impair the right to institute suit for the enforcement of any payment with respect to the Debenture or with respect to conversion of the Debenture;
	(vii)	change the currency of payment of principal of, or interest on, the Debenture;
(viii)
except as otherwise permitted or contemplated by provisions of the Indenture concerning specified reclassification or corporate reorganizations, or otherwise pursuant to Article 7, change the Conversion Rate or otherwise adversely affect the conversion rights of the Holders;

	(ix)	release any of the Guarantors from any of their obligations under the Guarantee or the Indenture, except in accordance with the Indenture;
	(x)	change the provisions in the Indenture that relate to modifying or amending the Indenture.
(xi)
reduce the percentage in principal amount of the Outstanding Debentures, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences provided for in this Indenture, or reduce the requirements of section 14.4 for voting or section 14.5 for quorum or;

(xii)
modify any of the provisions of this section 17.2 except to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holders of Debentures expressed by Extraordinary Resolution.

Notwithstanding the foregoing provisions of this section 17.2, none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 4 which could reasonably be expected to detrimentally affect the rights, remedies or recourse or the priority of the Senior Creditors under Specified Senior Indebtedness.

(b)
After an amendment, supplement or waiver under this section 17.2 becomes effective, the Issuer shall promptly mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver.  Any failure of the Issuer to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

17.3	Execution of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article 17 (a “Supplemental Indenture”) or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and subject to section 13.1, shall be fully protected in acting and relying upon, an Opinion of Counsel stating that the execution of such Supplemental Indenture is authorized or permitted by this Indenture, is not inconsistent herewith, is a valid and binding obligation of the Issuer, enforceable in accordance with its terms, subject to enforceability being limited by bankruptcy, insolvency or other laws affecting the enforcement of creditor’s rights generally and equitable remedies including the remedies of specific performance and injunction being granted only in the discretion of a court of competent jurisdiction and, in connection with a Supplemental Indenture executed pursuant to this section 17.3, that the Trustee is authorized to execute and deliver such Supplemental Indenture without the consent of the Holders and, in connection with a Supplemental Indenture executed pursuant to subsection 17.2, that the requisite consents of the Holders have been validly obtained in accordance with subsection 17.2 hereof and that such Supplemental Indenture complies, if necessary, with section 17.6. The Trustee may, but shall not be obligated to, enter into any such Supplemental Indenture that adversely affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

17.4	Effect of Supplemental Indentures

Upon the execution of any Supplemental Indenture under this Article 17, this Indenture shall be modified in accordance therewith, and such Supplemental Indenture shall form a part of this Indenture for all purposes, unless otherwise so specified; and every Holder theretofore or thereafter certified and delivered under this Indenture shall be bound by the Supplemental Indenture.

17.5	Reference in Debentures to Supplemental Indentures

Debentures certified and delivered after the execution of any Supplemental Indenture pursuant to this Article 17 may, and shall if required by the Issuer, bear a notation in form approved by the Trustee as to any matter provided for in such Supplemental Indenture. If the Issuer shall so determine, new Debentures so modified as to conform, in the opinion of the Trustee and the Board of Directors, to any such Supplemental Indenture may be prepared and executed by the Issuer and certified and delivered by the Trustee in exchange for Outstanding Debentures.

17.6	Prior Approval of Recognized Stock Exchange

Notwithstanding anything to the contrary in this Indenture, no supplement or amendment to the terms of the Debentures or to this Indenture may be made without the prior consent of the Recognized Stock Exchange on which the Common Shares are listed, if such consent is required by the rules and requirements of such Recognized Stock Exchange.

ARTICLE 18
MISCELLANEOUS PROVISIONS

18.1	Acceptance of Trusts

The Issuer and the Trustee hereby specifically acknowledge and agree that the Trustee is acting hereunder in its capacity as the Person holding the power of attorney of the Holders for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture. Each Holder, by its acceptance thereof, accepts and confirms the appointment of the Trustee as the Person holding the power of attorney of such Holder for the purposes of this Indenture and in conformity with and subject to the terms and conditions of this Indenture.

18.2	Protection of Trustee

The Trustee shall not be obligated under any circumstances whatsoever in the fulfilment of any of the circumstances and obligations hereunder, to expend or risk its funds or otherwise incur financial liability.

18.3	Judgment Currency

If a judgment or order given or made by any court for the payment of any amount in respect of any Debenture is expressed in a currency (the “judgment currency”) other than the currency (the “denomination currency”) in which such Debentures are denominated or in which such amount is payable, the Issuer will indemnify the relevant Holder against any deficiency arising or resulting from any variation in rates of exchange published by The Bank of Canada between the date as of which the amount in the denomination currency is notionally converted into the amount in the judgment currency for the purposes of such judgment or order and the date of actual payment thereof.  This indemnity will constitute a separate and independent obligation from the other obligations contained in the terms and conditions of the Debentures, will give rise to a separate and independent cause of action, will apply irrespective of any indulgence granted from time to time and will continue in full force and effect notwithstanding any judgment or order for a liquidated sum or sums in respect of amounts due in respect of the relevant Debenture or under any such judgment or order.

18.4	Counterparts and Formal Date

This Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all of which shall together constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear a date as of the date hereof.

[The remainder of this page was left intentionally blank]

S-1

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

Computershare Trust Company of Canada

By:
Name:
Title:

BlackBerry Limited

By:
Name:
Title:

BlackBerry Limited

By:
Name:
Title:

SCHEDULE 2.2

FORM OF DEBENTURE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE ●, 2014 [INSERT DATE THAT IS 4 MONTHS AND A DAY AFTER THE ISSUE DATE].

[■ LOGO]

No. SAMPLE ONLY	CUSIP [■]
BlackBerry Limited

(A corporation incorporated pursuant to the laws of Ontario)

 6% Convertible Unsecured Debenture Due November 13, 2020

Date of Initial Issue: ●	Maturity Date: November 13, 2020
Registered Holder: <*>

[For the purposes of a Global Debenture only:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO BLACKBERRY LIMITED (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS AN INTEREST HEREIN. THIS CERTIFICATE IS ISSUED PURSUANT TO A MASTER LETTER OF REPRESENTATIONS OF THE ISSUER TO CDS, AS SUCH LETTER MAY BE REPLACED OR AMENDED FROM TIME TO TIME.”]

[Insert U.S. Legend in accordance with section 2.20 of the Indenture, as applicable]

BlackBerry Limited (the “Issuer”), for value received, hereby acknowledges itself indebted and promises  to pay to the order of the registered holder on November 13, 2020 (the “Maturity Date”), or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture hereinafter mentioned, the principal sum of:

[insert amount]

in lawful money of the United States, on presentation and surrender of this Debenture at the principal office of the Trustee (defined below) in the manner specified in the Indenture (defined below), in the City of Toronto, Province of Ontario, and to pay interest on the principal amount hereof at the rate of 6% per annum from and including the Interest Commencement Date or from and including the last Interest Payment Date on which interest shall have been paid or made available for payment on the Debentures then Outstanding, whichever shall be later, to but excluding the next Interest Payment Date in equal quarterly instalments in arrears on ● and thereafter the last day of February, May, August and November in each year (each such date an “Interest Payment Date”), with overdue interest, if any, at the same rate after as well as before maturity and after as well as before maturity, default and judgment.  If an Event of Default has occurred and is continuing, the interest will be calculated on the basis of 10% per annum instead of 6% per annum for that part of the Interest Period commencing on the date that the Event of Default occurred up to and including the date on which such Event of Default is no longer occurring.

As interest on this Debenture becomes due, the Issuer (subject to early repurchase or conversion pursuant to the terms of the Indenture (as defined below)) shall either (a) deliver to the office of the Trustee at the Corporate Trust Office, a certified cheque for such payment, or (b) make an electronic funds transfer to an account designated by the Trustee for such payment, in each case to enable the Trustee to forward such payment to the Holders.

This Debenture is one of the 6% Convertible Unsecured Debentures due November 13, 2020 (the “Debentures”) in the aggregate principal amount of up to $ ● in lawful money of United States created and issued under an indenture (the “Indenture”) dated as of November 13, 2013 made between the Issuer, the Guarantors and Computershare Trust Company of Canada, as trustee (the “Trustee”). Reference is hereby made to the Indenture for a description of the rights of the Holders of the Debentures, the Issuer, the Guarantors and the Trustee and of the terms and conditions upon which the Debentures are issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture, by acceptance hereof, agrees. To the extent that the terms and conditions stated in this Debenture conflict with the terms and conditions of the Indenture, the latter shall prevail. All capitalized terms used herein have the meaning ascribed thereto in the Indenture unless otherwise indicated.

The Debentures are issuable as fully registered Debentures in denominations of $1,000 and integral multiples of $1,000. The Debentures of any authorized denomination may be exchanged, as provided in the Indenture, for Debentures in equal aggregate principal amount.

The Debentures certified and issued under the Indenture rank pari passu with one another, in accordance with their tenor without discrimination, preference or priority and, subject to statutory preferred exceptions, shall rank equally with all other present and future unsubordinated unsecured Indebtedness of the Issuer other than Specified Senior Indebtedness permitted under section 8.1(b) of the Indenture.  The Debentures and the Guarantees shall be subordinated, in accordance with the provisions of Article 4, to the Specified Senior Indebtedness of the Issuer and the Guarantors permitted under section 8.1(b) of the Indenture.

Each $1,000 principal amount of Debentures is convertible commencing ten days after issue and ending on the third Business Day prior to the Maturity Date, into that number of Common Shares obtained by dividing $1,000 by the conversion price of $10.00 per Common Share (the

“Conversion Price”), subject to adjustment upon the occurrence of certain events specified in the Indenture.

No fractional Common Shares will be delivered to the Holders upon conversion, but in lieu thereof, if such a fraction shall become owing, the Issuer will make an equivalent cash payment. The accrued and unpaid interest on any Debentures so converted shall be paid in cash.

Upon the giving of notice by the Trustee of the occurrence of an Event of Default in accordance with the Indenture and a declaration by the Trustee that the Debentures are due, the Debentures will become immediately due and payable, subject to the provisions for subordination.

The Issuer will be required, in the manner and at the repurchase price set out in the Indenture, to make an offer to repurchase the Debentures then Outstanding by notice to the Holders thereof and the Trustee.

The Issuer may at its option, in the manner set out in the Indenture, at any time on or after November 13, 2016, and from time to time thereafter, redeem all, or any of the Debentures on not less than forty (40) and not more than sixty (60) days’ prior notice to the Holders for cash at the following redemption prices:

(a)
104% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2016 and prior to November 13, 2017;

(b)
103% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2017 and prior to November 13, 2018;

(c)
102% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2018 and prior to November 13, 2019; and

(d)
101% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding the Redemption Date, if redeemed on or after November 13, 2019 and prior to November 13, 2020.

Any Debenture Payments will be made free and clear of and without withholding or deduction for or on account of Taxes, unless the Issuer or Guarantor is required to withhold or deduct any amount for or on account of Taxes by Applicable Law.  If the Issuer or Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any Debenture Payment made under or with respect to the Debentures, the Trustee will make such withholding or deduction and will remit the full amount withheld or deducted to the relevant Governmental Authority as and when required by Applicable Law and the Issuer or Guarantor, as applicable, will pay to the Trustee for payment to the relevant Holder Additional Amounts as may be necessary so that the net amount received by each Holder (including Additional Amounts) after the withholding or deduction on any Indemnified Taxes will not be less than the amount such Holder would have received if such Indemnified Taxes had not been withheld or deducted.

The Indenture contains provisions for the holding of meetings of Holders and rendering certain resolutions passed at such meetings by, or by instruments in writing signed by, the Holders of the majority in aggregate principal amount of the Debentures Outstanding binding upon all Holders, subject to the provisions of the Indenture.

This Debenture may only be transferred upon compliance with the conditions precedent in the Indenture on the register kept at the principal office of the Trustee and at such other place or places, if any, and/or by such other registrar or registrars, if any, as the Issuer with the approval of the Trustee may designate, and may be exchanged at any such place, by the Holder hereof or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, and upon compliance with such reasonable requirements as the Trustee and/or registrar may prescribe, and such transfer shall be duly noted thereon by the Trustee or other registrar.

This Debenture shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Indenture.

This Debenture shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

This Debenture will be entitled to the benefits of the Guarantees made for the benefit or the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.

The Holder of this Debenture, by receiving and holding same, hereby accepts and agrees to be bound by the terms, and to be entitled to the benefits of this Debenture and of the Indenture and confirms the appointment of the Trustee and of the Indenture, the whole in accordance with and subject to the respective provisions thereof.

IN WITNESS WHEREOF [■] has caused this Debenture to be signed by its [■] and by its [■].

DATED as of the [■] day of [■], 2013.

BlackBerry Limited
Per:

Per:

TRUSTEE’S CERTIFICATE

This Debenture is one of the 6% Convertible Unsecured Debentures due November 13, 2020 referred to in the within-mentioned Indenture.

Computershare Trust Company of Canada, as Trustee

Per:
Authorized Signing Officer

Date of Certification:

SCHEDULE ”A”

[For the purposes of a Global Debenture only:]

TO THE GLOBAL DEBENTURE No. <*>

 6% Convertible Unsecured Debentures due November 13, 2020

CUSIP: [■]

ISIN: [■]

Principal Amount:

Authorization:

Computershare Trust Company of Canada
Corporate Trust Officer -  Corporate Trust Department
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8

Attention:                      Fabienne Pinatel

Facsimile No.: (514) 982-7677

Per:
Authorized Signing Officer

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Maturity Date	Authorization

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto [■], whose address and social insurance number, if applicable, are set forth below, this Debenture (or $_______________ principal amount hereof*) of BlackBerry Limited (the “Issuer”) standing in the name(s) of the undersigned in the register maintained by the registrar appointed by the Issuer with respect to such Debenture and does hereby irrevocably authorize and direct the Trustee to transfer such Debenture in such register, with full power of substitution in the premises.

Dated:
Address of Transferee:

(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Debenture is to be transferred, indicate in the space provided above the principal amount (which must be $1,000 or an integral multiple thereof) to be transferred.

The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Debenture in every particular without alteration or any change whatsoever. The signature(s) on this form must be guaranteed by one of the following methods:

Canada and the USA: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”.

Canada: A Signature Guarantee obtained from a major Canadian Schedule I chartered bank. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisses Populaires unless they are members of a Medallion Signature Guarantee Program.

Outside North America: For holders located outside North America, present the certificate(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

The registered Holder of this Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered Holder

Name of Institution

SCHEDULE 2.2(c)

[■]

CUSIP [■]

 6% CONVERTIBLE UNSECURED DEBENTURES

DUE NOVEMBER 13, 2020

PRINCIPAL AMOUNT GRID

The following grid reflects the principal amount outstanding on the attached 6% Convertible Unsecured Debentures due November 13, 2020 (the “Debentures”) and shall be adjusted at such time as the Debentures are converted or repurchased in accordance with the terms thereof. In no event shall the outstanding principal amount hereunder exceed $●.

DATE	AMOUNT REDUCED	REMAINING PRINCIPAL AMOUNT	AUTHORIZED SIGNATORY BY TRUSTEE
<*>		<*>

SCHEDULE 2.15(a)

FORM OF CERTIFICATE OF TRANSFER

BlackBerry Limited
2200 University Avenue East
Waterloo, ON N2K 0A7

Attention:    Steve Zipperstein

Facsimile No.: (519) 883-4946

Computershare Trust Company of Canada
Corporate Trust Officer -  Corporate Trust Department
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8

Attention:  Fabienne Pinatel

Facsimile No.:  (514) 982-7677

Re:  Transfer of Debentures

Reference is hereby made to the Indenture, dated as of November 13, 2013 (the “Indenture”), among BlackBerry Limited, as issuer (the “Company”), the guarantors party thereto and Computershare Trust Company of Canada, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.
____________________, (the “Transferor”) owns and proposes to transfer the Debentures or interests in such Debentures specified in Annex A hereto, in the principal amount of $____________ (the “Transfer”), to ____________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.    ☐    Check if Transferee will take delivery of a beneficial interest in a Restricted Global Debenture or a Restricted Definitive Debenture pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Debenture is being transferred to a Person that the Transferor reasonably believes is purchasing the beneficial interest or physical Debenture for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A, and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or physical Debenture will be subject to the restrictions on transfer enumerated in the U.S. Legend.

2.    ☐    Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Debenture or an Unrestricted Definitive Debenture pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a Person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither such Transferor nor any Person acting on its behalf knows that the transaction was prearranged with a buyer in the United States, (ii) no directed selling efforts in the United States have been made in contravention of the requirements of Regulation S under the Securities Act, and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act.

3.    ☐    Check and complete if Transferee will take delivery of a beneficial interest in an Unrestricted Global Debenture or an Unrestricted Definitive Debenture pursuant to any provision of the Securities Act other than Regulation S.

(a)   ☐    Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act.

(b)   ☐    Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144A, Regulation S and Rule 144, and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:
[CHECK ONE OF (a) OR (b) OR (c)]
	(a)	☐	a beneficial interest in the:
		(i)	☐ Restricted Global Debenture (CUSIP __________)
		(ii)	☐ Unrestricted Global Debenture (CUSIP __________)
	(b)	☐	a Restricted Definitive Debenture
	(c)	☐	an Unrestricted Definitive Debenture
2.	After the Transfer the Transferee will hold:
[CHECK ONE OF (a) OR (b) OR (c)]
	(a)	☐	a beneficial interest in the:
		(i)	☐ Restricted Global Debenture (CUSIP __________)
		(ii)	☐ Unrestricted Global Debenture (CUSIP __________)
	(b)	☐	a Restricted Definitive Debenture
	(c)	☐	an Unrestricted Definitive Debenture
in accordance with the terms of the Indenture.

SCHEDULE 2.15(b)
FORM OF CERTIFICATE OF EXCHANGE

BlackBerry Limited
2200 University Avenue East
Waterloo, ON N2K 0A7

Attention:    Steve Zipperstein

Facsimile No.:  (519) 883-4946

Computershare Trust Company of Canada
Corporate Trust Officer -  Corporate Trust Department
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8

Attention:    Fabienne Pinatel

Facsimile No.:  (514) 982-7677

Re:  Exchange of Debentures

(CUSIP ____________)

Reference is hereby made to the Indenture, dated as of November 13, 2013 (the “Indenture”), among BlackBerry Limited, as issuer (the “Company”), the guarantors party thereto and Computershare Trust Company of Canada, as trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

_____________________, (the “Owner”) owns and proposes to exchange the Debentures or interests in such Debentures specified herein, in the principal amount of $__________  (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.    Exchange of Restricted Definitive Debentures or Beneficial Interests in a Restricted Global Debenture for Unrestricted Definitive Debentures or Beneficial Interests in an Unrestricted Global Debenture

(a)    ☐    Check if Exchange is from a beneficial interest in a Restricted Global Debenture to a beneficial interest in an Unrestricted Global Debenture. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Debenture for a beneficial interest in an Unrestricted Global Debenture in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Debentures and pursuant to and in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(b)    ☐    Check if Exchange is from Restricted Definitive Debenture to Unrestricted Definitive Debenture. In connection with the Owner’s Exchange of a Restricted Definitive Debenture for an Unrestricted Definitive Debenture, the Owner hereby certifies (i) the Unrestricted Definitive Debenture is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Debentures and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the U.S. Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Debenture is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.     Exchange of Beneficial Interests in an Unrestricted Global Debenture for Beneficial Interests in a Restricted Global Debenture

In connection with the Exchange of the Owner’s beneficial interest in an Unrestricted Global Debenture for a beneficial interest in a Restricted Global Debenture in an equal principal amount, the Owner hereby certifies that the beneficial interest is being acquired for the Owner’s own account without transfer.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

[Intentionally Left Blank]

SCHEDULE 3.8

FORM OF REDEMPTION NOTICE

[■]

CUSIP [■]

6% CONVERTIBLE UNSECURED DEBENTURES

DUE NOVEMBER 13, 2020

REDEMPTION NOTICE

To: Holders of 6% Convertible Unsecured Debentures due November 13, 2020 (the
“Debentures”) of BlackBerry Limited (“BlackBerry”) (the “Issuer”)

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture  mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 3.8 of the Indenture dated as of November 13, 2013 (the “Indenture”) made between the Issuer, the Guarantors and Computershare Trust Company of Canada as trustee (the “Trustee”), that $<*> principal amount of Debentures outstanding will be redeemed as of <*> (the “Redemption Date”), upon payment of a redemption amount equal to the principal amount being equal to the aggregate of (i) $1,000 for each $1,000 principal amount of Debentures and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the “Redemption Amount”).

The Redemption Amount will be payable upon presentation and surrender of the Debentures presented for redemption at the following corporate trust office:

Computershare Trust Company of Canada
Corporate Trust Officer -  Corporate Trust Department
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8

Attention:  Fabienne Pinatel

Facsimile No.:  (514) 982-7677

The interest upon the principal amount of Debentures presented for redemption shall cease to be payable from and after the Redemption Date, unless [payment of the Redemption Amount shall not be made][the Common Shares shall not be delivered] on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date.

Holders are reminded that a Permitted Conversion Period has been triggered and they have the right to convert their Debentures pursuant to Article 5 of the Indenture prior to the close of business on the third Business Day immediately preceding the Redemption Date by duly completing the Conversion Notice and delivering same at the place of business of the Trustee indicated above.

SCHEDULE 5.1(b)

FORM OF CONVERSION NOTICE

TO:	Computershare Trust Company of Canada Corporate Trust Officer - Corporate Trust Department 1500 University Street, Suite 700 Montreal, Quebec H3A 3S8

Attention:    Fabienne Pinatel

Facsimile No.: (514) 982-7677

Note:           All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to section 5.1 of the Indenture dated as of November 13, 2013 (the “Indenture”) made between the Issuer, the Guarantors and Computershare Trust Company of Canada, as trustee (the “Trustee”) that the undersigned registered holder of 6% Convertible Unsecured Debentures due November 13, 2020 bearing Certificate No. <*> irrevocably elects to convert such Debentures to Common Shares on the date of conversion specified below, in accordance with the terms of the Indenture referred to in such Debenture and tenders herewith the Debenture, and directs that the Common Shares of the Issuer issuable and deliverable upon such conversion be issued and delivered to the Person indicated below. (If Common Shares are to be issued in the name of a Person other than the Holder, all requisite transfer taxes must be tendered by the undersigned.)

Dated:
(Signature of Registered Holder)

Date of conversion: ____________________(which date shall fall within a Permitted Conversion Period).

*    If less than the full principal amount of the Debenture, indicate in the space provided below the principal amount (which must be $1,000 or integral multiples thereof) to be converted.

Principal amount to be converted $ _________________________________
(must be $1,000 or integral multiplies thereof)

(Print name in which Common Shares are to be issued, delivered and registered)

Name

(Address, City, Province and Postal Code)

Name of guarantor:

Authorized signature:

Note:    If Common Shares are to be issued in the name of a Person other than the Holder, the signature must be guaranteed by an authorized officer of a Canadian chartered bank or of a major Canadian trust company or by a medallion signature guarantee from a member of a recognized medallion signature guarantee program.

SCHEDULE 5.4

FORM OF DECLARATION FOR REMOVAL OF U.S. LEGEND

To:	Computershare Trust Company of Canada
as trustee for the securities of BlackBerry Limited

c/o	BlackBerry Limited
2200 University Avenue East
Waterloo, ON N2K 0A7

Attention:    Steve Zipperstein

The undersigned seller (i) acknowledges that the sale of the securities of BlackBerry Limited (the “Issuer”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (ii) certifies that: (A) it is not an affiliate (as defined in Rule 405 under the U.S. Securities Act) of BlackBerry Limited; (B) the offer of the securities was not made to a Person in the United States and either (1) at the time the buy order was originated, the buyer was outside the United States, or the seller and any Person acting on its behalf reasonably believed that the buyer was outside the United States, or (2) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and neither the seller nor any Person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (C) neither the seller nor any affiliate of the seller nor any Person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as such term is defined in Regulation S) in the United States in connection with the offer and sale of the securities; (D) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act); (E) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and (F) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act.

Dated:
Name of Seller

By:
Name:
Title:

SCHEDULE 11.1

FORM OF GUARANTEE

TO:	Computershare Trust Company of Canada as trustee under the Indenture referred to below (the “Trustee”) providing for the issuance of Debentures (as defined therein) of BlackBerry Limited

THIS GUARANTEE (this “Guarantee”) is made this [■] day of [November ●], 2013

WHEREAS the undersigned (hereinafter referred to as the “Guarantor”) has agreed to provide the Trustee with a guarantee of the Obligations (as hereinafter defined) of BlackBerry Limited (the “Obligor”) pursuant to an indenture made as of November 13, 2013 among, inter alia, the Obligor, the undersigned and the other guarantors party thereto and the Trustee, as the same may be supplemented, amended, restated or replaced from time to time (the “Indenture”);

AND WHEREAS the Guarantor has agreed that if this guarantee is not enforceable, the Guarantor will indemnify the Trustee;

NOW THEREFORE THIS GUARANTEE WITNESSES that in consideration of the premises and the covenants and agreements herein contained, the sum of $1.00 now paid by the Trustee to the Guarantor and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Guarantor covenants with the Trustee as follows:

ARTICLE 1
GUARANTEE

1.1	Guarantee

The Guarantor hereby unconditionally and irrevocably guarantees in favour of the Trustee for and on behalf of each of the holders of Debentures (“Holders” or “Holders”) the due and punctual payment of the principal of and premium (if any) and interest on the Debentures and all other amounts due or owing to the Holders, and the due and punctual performance of all other obligations of the Issuer to the Holders or the Trustee, in each case in accordance with the terms of the Indenture and the Debentures (collectively the “Obligations”) as and when the same shall from time to time become due and payable in accordance with the terms of the Indenture and Debentures. The Guarantor also agrees to pay all costs and expenses incurred by the Trustee in enforcing its rights hereunder, including, without limitation, the reasonable fees and disbursements of third-party counsel to the Trustee. The Guarantor acknowledges that it will receive direct and indirect benefits from the arrangements contemplated by the Indenture and the transactions contemplated thereby.

[INSERT APPROPRIATE LIMITATION CLAUSE FOR NON-CANADIAN GUARANTORS.]

1.2	Indemnity

In addition to the guarantee provided in section 1.1 hereof, if any or all of the Obligations are not duly paid or performed by the Obligor and are not recoverable under section 1.1 for any reason whatsoever, the Guarantor will, as a separate and distinct obligation, indemnify and save harmless the Trustee and each Holder from and against all losses resulting from the failure of the Obligor to pay or perform such Obligations.

1.3	Guarantor Liable as Principal

The Guarantor shall be liable to the Trustee and the Holders as principal debtor and not as surety only, and will not plead or assert to the contrary in any action taken by the Trustee or the Holders in enforcing this Guarantee.

1.4	Obligations Absolute

The liability of the Guarantor hereunder will be absolute and unconditional and will not be discharged, diminished or in any way affected by:

(a)	any lack of validity or enforceability of the Obligations or any agreement between the Obligor and the Trustee and each Holder or of the guarantee of any other guarantor of the obligations;
(b)	any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of government;
(c)
the bankruptcy, winding-up, liquidation, dissolution or insolvency of the Obligor or any other guarantor or Person or the amalgamation of or any change in the status, function, control or ownership of, the Obligor, the Guarantor, the Trustee or any other Person;

(d)	the release or amendment of any other guarantee of the Obligations;
(e)
any lack or limitation of power, incapacity or disability on the part of the Obligor or of the directors, partners or agents thereof or any other irregularity, defect or informality on the part of the Obligor in its obligations to the Trustee and each Holder; or

(f)
any other law, regulation or other circumstance that might otherwise constitute a defence available to, or a discharge of, the Guarantor, the Obligor or any other Person in respect of any or all of the Obligations or the liability of the Guarantor.

ARTICLE 2
DEALINGS WITH OBLIGOR AND OTHERS

2.1	No Release

The liability of the Guarantor hereunder will not be released, discharged, limited or in any way affected by anything done, suffered or permitted by the Trustee or any Holder in connection with any duties or liabilities of the Obligor to the Trustee or any Holder or any guarantee therefor including any loss of or in respect of any security received by the Trustee from the Obligor or others. Without limiting the generality of the foregoing, and without releasing, discharging, limiting or otherwise affecting in whole or in part the Guarantor’s liability hereunder, without obtaining the consent of or giving notice to the Guarantor, the Trustee may, subject to the terms of the Indenture:

(a)	agree to any change in the time, manner or place of payment under, or in any other term of, any agreement between the Obligor and the Trustee or any Holder; or
(b)	grant time, renewals, extensions, indulgences, releases and discharges to the Obligor or any other guarantor;
(c)	take or abstain from taking or enforcing securities or collateral from the Obligor or from perfecting securities or collateral of the Obligor or any other Person;
(d)	accept compromises from the Obligor or any other guarantor;
(e)	apply all money at any time received from the Obligor or from securities or collateral received from the Obligor or any other guarantor in accordance with the Indenture; and
(f)	otherwise deal with the Obligor or any other guarantor and all other Persons and securities as the Trustee may see fit.

2.2	Release of Guarantor

Notwithstanding the foregoing, the Trustee shall release the Guarantor from its obligations pursuant to this guarantee if at any time the Issuer delivers to the Trustee an Officer’s Certificate and other documentary evidence satisfactory to the Trustee indicating that such Guarantor is no longer a Subsidiary of the Issuer.

In no case will the liability of the Guarantor hereunder be discharged, diminished or in any way affected as a result of any default under, or breach by the Trustee or its agents of, (a) the Indenture or any other agreement, (b) any applicable law, or (c) any other obligation or duty binding the Trustee or its agents.

The Guarantor waives all rights it may have as surety, whether at law, in equity or otherwise, that are inconsistent with the provisions of this Guarantee.

2.3	No Exhaustion of Remedies

The Trustee will not be bound or obligated to exhaust its recourse against the Obligor or other Persons or any securities or collateral it may hold or take any other action before being entitled to demand payment from the Guarantor hereunder.

2.4	Prima Facie Evidence

Any account settled or stated in writing by or between the Trustee and the Obligor will, in the absence of manifest error, be prima facie evidence that the balance or amount thereof appearing due to the Trustee is so due.

2.5	No Set-off

In any claim by the Trustee against the Guarantor, the Guarantor may not assert any set-off or counterclaim that either the Guarantor or the Obligor may have against the Trustee.

2.6	Continuing Guarantee

The obligations of the Guarantor hereunder will constitute and be continuing obligations and will apply to and secure any ultimate balance due or remaining due to the Trustee and the Holders in respect of the Obligations and will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to the Trustee and/or the Holders. This Guarantee will continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by the Trustee upon the occurrence of any action or event including the insolvency, bankruptcy or reorganization of the Obligor or otherwise, all as though such payment had not been made.

2.7	Reinstatement

The guarantee and indemnity herein shall be reinstated if at any time any payment of any Obligations is rescinded or must otherwise be returned by the Trustee or any Holder upon any Proceedings of or affecting the Obligor or any other Person or for any other reason whatsoever, all as though such payment had not been made.  The Trustee may concede or compromise any claim that such payment ought to be rescinded or otherwise returned, without discharging, diminishing or in any way affecting the liability of the Guarantor hereunder or the effect of this section 2.7.

ARTICLE 3
DEMAND

3.1	Demand

If any Obligation is not paid for any reason whatsoever, including upon demand by the Trustee, the Trustee may demand forthwith from the Guarantor the total amount of such Obligation. The Guarantor will make payment to or performance in favour of the Trustee of the total amount of all Obligations hereunder forthwith after demand therefor is made to the Guarantor. The Guarantor will make payment to the Trustee forthwith upon demand of all reasonable costs and expenses incurred by the Trustee in enforcing this Guarantee.

3.2	Interest
All amounts payable by the Guarantor under this Guarantee shall bear interest payable by the Guarantor from the date of demand for payment both before and after default and judgment at the rate applicable to the Debentures.

ARTICLE 4
SUBROGATION

4.1	Subrogation

The Guarantor will not be entitled to subrogation until the Obligations are performed and paid in full, and no such payment is subject to rescission or other like return. Thereafter, the Trustee will, at the Guarantor’s request and expense, execute and deliver to the Guarantor appropriate documents, without recourse and without representation and warranty, necessary to evidence the transfer by subrogation to the Guarantor of an interest in the Obligations and any security held therefor resulting from such performance or payment by the Guarantor.

ARTICLE 5
EQUAL BENEFIT

5.1	Equal Benfit

This Guarantee is entered into with the Trustee for the benefit of, and the Trustee declares that it holds the same for the equal and rateable benefit of, all Holders. No Holder shall have any right to institute any suit, action or proceeding against the Guarantor hereunder other than in the circumstances described in section 10.8 of the Indenture. Subject to the preceding sentence, all powers and trusts hereunder shall be exercised and all the proceedings at law or in equity shall be instituted, held and maintained by the Trustee for the equal benefit of all Holders.

ARTICLE 6
GENERAL

6.1	Binding Effect of the Guarantee

This Guarantee will be binding upon the successors of the Guarantor and will ensure to the benefit of the Trustee and Holders and their respective successors and assigns.

6.2	Entire Agreement

This Guarantee together with the applicable provisions of the Indenture constitutes the entire agreement between the Guarantor and the Trustee with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between such parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties except as expressly set forth herein or in the Indenture. The Trustee will not be bound by any representations or promises made by the Obligor to the Guarantor and possession of this Guarantee by the Trustee will be conclusive evidence against the Guarantor that the Guarantee was not delivered in escrow or pursuant to any agreement that it should not be effective until any condition precedent or subsequent has been complied with.

6.3	Amendments and Waivers

No amendment to this Guarantee will be valid or binding unless set forth in writing and duly executed by the Guarantor and the Trustee. No waiver of any breach of any provision of this Guarantee will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived.

6.4	Severability

If any provision of this Guarantee is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof, and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

6.5	Waiver of Notice

The Guarantor expressly waives any right to receive notice of the existence or creation of all or any of the Obligations and presentment, demand, notice of dishonour, protest, notice of any of the events or circumstances described herein and all other notices whatsoever in respect of the Obligations except to the extent, if at all, that the Personal Property Security Act (Ontario) or other applicable law requires notice to be given to the Guarantor in connection with any disposition of collateral by or on behalf of the Trustee.

6.6	Notices

Any notice to be given in connection with this Guarantee shall be provided in writing to the party for whom it is intended as follows:

(a)	To the Guarantor:
BlackBerry Limited 2200 University Avenue East Waterloo, ON N2K 0A7
Attention: Steve Zipperstein
Facsimile No.: (519) 883-4946
(b)	To the Trustee:
Computershare Trust Company of Canada Corporate Trust Officer - Corporate Trust Department 1500 University Street, Suite 700 Montreal, Quebec H3A 3S8
Attention: Fabienne Pinatel
Facsimile No.: (514) 982-7677

or such other mailing or facsimile address as may be designated by notice given by any party to the other. Unless the law deems a particular notice to be received earlier, a notice shall not be deemed received until actual receipt by the other party of an original of such notice or facsimile thereof if sent by facsimile transmission.

6.7	Governing Law

This Guarantee will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto irrevocably submit to the exclusive jurisdiction of the courts of competent jurisdiction in the Province of Ontario in respect of any action or proceeding relating in any way to this Guarantee.

6.8	Headings

The division of this Guarantee into Articles and sections and the insertion of headings are for convenience of reference only and will not affect the construction of interpretation of this

Guarantee. The terms “hereof”, “hereunder” and similar expressions refer to this Guarantee and not to any particular Article, section or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles and sections are to Articles and sections of this Guarantee.

6.9	Extended Meanings

In this Guarantee, words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing Persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations.

6.10	Definitions

Terms capitalized herein but not otherwise defined shall have the meaning attributed thereto in the Indenture.

IN WITNESS WHEREOF the Guarantor has signed this Guarantee.

GUARANTOR

By:
Name:
Title:
By:
Name:
Title:

SCHEDULE 11.3

OPINIONS REGARDING GUARANTORS

1.	Existence of the Guarantor.
2.	Corporate power and authority of the Guarantor to enter into the Guarantee and carry out its obligations.
3.	No authorization, approvals, orders, etc. required for the Guarantor to execute and deliver the Guarantee or perform its obligations other than as have been obtained.
4.	Due execution, delivery and enforceability of the Guarantee.
5.
The execution and delivery of the Guarantee and the performance of any of the terms hereof do not violate, contravene or breach any Applicable Law of Ontario or if the Guarantee is governed by the laws of a jurisdiction other than Ontario, the Applicable law of such jurisdiction (the “Applicable Jurisdiction”).

6.
For non-Canadian Guarantors, application of Ontario law in accordance with the choice of law in the Indenture by a court of competent jurisdiction in which the principal office of such Guarantor is located.

7.
For non-Canadian Guarantors, enforcement by a court of competent jurisdiction in Applicable Jurisdiction of a final and conclusive in personam judgment of an Ontario court without a re-examination of the merits of the issues determined by the proceedings in the Ontario court.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)

Date:	November 15, 2013	By:	/s/ Steve Zipperstein
			Name:	Steve Zipperstein
			Title:	Chief Legal Officer & Corporate Secretary